Exhibit 99.1
2024 INFORMATION CIRCULAR People purpose passion

Making the future friendly TELUS is a dynamic, world-leading communications technology company with more than $20 billion in annual revenue and over 19 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security over our award-winning networks. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our long-standing commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. Operating in 32 countries around the world, TELUS International is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global brands Land acknowledgment The TELUS team acknowledges that our work spans many territories and treaty areas and we are grateful for the traditional Knowledge Keepers and Elders who are with us today, those who have gone before us and the youth who inspire us. We recognize the land and the benefits it provides all of us, as an act of reconciliation, as recommended by the Truth and Reconciliation Commission’s (TRC) 94 Calls to Action, and express gratitude to those whose territory we reside on, work on or are visiting. All financial information is reported in Canadian dollars unless otherwise specified. © 2024 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners. across strategic industry verticals. TELUS Health is a global healthcare leader that leverages digital and data analytics capabilities, with unsurpassed client service, to improve health outcomes covering nearly 70 million lives around the world. TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods. Our philosophy to give where we live has inspired TELUS, our team members and retirees to contribute $1.7 billion in cash, in-kind contributions, time and programs, including 2.2 million days of service, since 2000. This generosity and volunteerism have made TELUS the most giving company in the world.

TELUS 2024 INFORMATION CIRCULAR • 1 In 2023, the TELUS team’s dedication, passion and spirited teamwork delivered strong operational and financial results within a dynamic operating and macroeconomic environment. Despite the headwinds, we remained focused on investing strategically to support long-term, sustainable growth, leveraging our leading portfolio of bundled solutions and cost efficiency to achieve industry-leading customer loyalty and growth. We are the leading social capitalism company in the world, thanks to our people, purpose and passion for putting our customers, communities and shareholders first. Our commitment to social capitalism is driving our consistent operational and financial success, and enabling the positive impact we are making across the communities we serve. For more information about our 2023 performance and leadership in social capitalism, visit telus.com/annualreport and telus.com/ sustainability. For information about our social purpose and our Board oversight of it please see page 47. In the pages that follow, you will find information about the items of business for consideration at our upcoming annual general meeting, and how to vote. You will also find profiles of the nominated directors, and highlights of our leading corporate governance practices, shareholder engagement, Board composition and effectiveness, and succession planning processes. This circular also includes details about our leading executive and Board compensation philosophy and practices. We are pleased to nominate a new individual for election as a director. Her election will further broaden and complement the experience, skills and diversity of our Board. As a shareholder, you have the right to vote your shares on all the items that come before the meeting. We encourage you to exercise this right and we facilitate different voting methods to enable you to vote in a manner that is most convenient for you. Once again, we are leveraging our technology to enable shareholders to attend our annual meeting in a virtual format via a live webcast. This will provide all shareholders with an ability to participate in the meeting equally, regardless of their geographic location, without needing to travel. Both registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting, but will not be able to vote or ask questions during the meeting. More information is provided on pages 10 to 15. We want to thank all of our shareholders for your continued support and confidence. Inspired by our leadership in social capitalism, TELUS remains well-positioned for the future and committed to making a meaningful difference around the world, thanks to our people, purpose and passion. Sincerely, John Manley Chair of the Board Your vote is important As a shareholder, it is important that you read this material carefully and vote your shares. See pages 10 to 15 for detailed voting instructions and deadlines. What’s inside Welcome to our shareholder meeting The TELUS annual general meeting of shareholders will be held on May 9, 2024. MESSAGE FROM OUR CHAIR 2 Executive summary 9 About the meeting and our Board 9 Notice of annual general meeting 10 Information about voting 16 Additional information 18 Business of the meeting 22 About the nominated directors 39 Director compensation 43 Corporate governance 65 Committee reports 65 Audit 67 Corporate Governance 69 Pension 70 People, Culture and Compensation 73 Executive compensation at TELUS 74 Report to shareholders 79 Compensation discussion and analysis 113 Executive compensation summary 121 TELUS equity compensation plans 130 Appendix A: Terms of reference for the Board of Directors 132 Appendix B: Non-GAAP reconciliation

2 • TELUS 2024 INFORMATION CIRCULAR Name and region Independent Age Director since Principal occupation Committee(s) Board and committee attendance 2023 Other public boards Expertise1 Raymond T. Chan British Columbia 68 2013 Corporate director (Chair) 100% – • Finance and accounting • Governance • Human resources (HR) management/ executive compensation • Corporate development • Corporate social responsibility Hazel Claxton Ontario 63 2021 Corporate director 100% 2 • HR management/executive compensation • Finance and accounting • Governance • Risk management • Corporate social responsibility Lisa de Wilde Ontario 67 2015 Professor, Schulich School of Business at York University 2 (Chair) 79%3 – • Industry knowledge and experience • Government/regulatory affairs • Governance • Corporate social responsibility • Information technology (IT) and information management Executive summary Summary of the meeting Here are highlights of the important information you will find in this information circular. These highlights do not contain all of the information you should consider. Please take the time to read the circular before you vote your shares. Shareholder voting matters Board vote recommendation For more information Election of directors FOR each nominee See pages 18 and 19 Appointment of Deloitte LLP as auditors FOR See page 19 Approval of executive compensation approach FOR See page 20 Approval of an increase to the share reserve under the Deferred Share Unit Plan (DSU Plan) FOR See page 21 Our director nominees You will be asked to vote on our director nominees below. More detailed director nominee profiles can be found on pages 23 to 38. All of our nominees have senior executive/ strategic leadership experience. In addition, each of our nominees brings specific skills and expertise, as outlined below. Upon the election of these nominees, we believe the Board will possess the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfill its mandate.

EXECUTIVE SUMMARY

	Name and region Independent ✓	Age	Director since	Principal occupation	Committee(s)	Board and committee attendance 2023	Other public boards	Expertise[1]
	Victor Dodig ✓ Ontario	58	2022	President and CEO, Canadian Imperial Bank of Commerce	 [4]	100%	1	• Finance and accounting • HR management/executive compensation • Retail/customer experience • Government/regulatory affairs • Corporate development
	Darren Entwistle British Columbia	61	2000	President and CEO, TELUS Corporation	n/a	100%	1	• Industry knowledge and experience • Corporate social responsibility • Retail/customer experience • Corporate development • International experience
	Thomas Flynn ✓ Ontario	60	2020	Corporate director	 	100%	–	• Finance and accounting • Corporate development • Risk management • Governance • International experience
	Mary Jo Haddad ✓ Ontario	68	2014	Founder and president, MJH & Associates	 (Chair) 	100%	–	• Industry knowledge and experience • IT and information management • HR management/executive compensation • Governance • Government/regulatory affairs
	Martha Hall Findlay ✓ Alberta	64	–	Director of the School of Public Policy and Palmer Chair, University of Calgary	n/a	–	–	• Governance • Corporate social responsibility • Government/regulatory affairs • Industry knowledge and experience • International experience
	Christine Magee ✓ Ontario	64	2018	Co-founder and Chair, Sleep Country Canada	 	100%	2	• Retail/customer experience • Governance • HR management/executive compensation • Finance and accounting • Risk management
	John Manley[5] ✓ Ontario	74	2012	Chair, Jefferies Securities Inc. and Senior Business Advisor, Bennett Jones LLP	n/a	100%	–	• Government/regulatory affairs • Industry knowledge and experience • Risk management • Governance • Finance and accounting
	David Mowat ✓ British Columbia	68	2016	Corporate director	 (Chair)	100%	1	• Finance and accounting • Retail/customer experience • Risk management • Governance • Corporate social responsibility
	Marc Parent ✓ Quebec	63	2017	President and CEO, CAE Inc.	 	100%	1	• HR management/executive compensation • Corporate development • International experience • Governance • Finance and accounting

TELUS 2024 **INFORMATION CIRCULAR** • 3

EXECUTIVE SUMMARY

Name and region Independent ✔		Age	Director since	Principal occupation	Committee(s)	Board and committee attendance 2023	Other public boards	Expertise[1]
	Denise Pickett ✔ Ontario	58	2018	President, Global Services Group, American Express		79%[6]	–	• Retail/customer experience • International experience • Risk management • Finance and accounting • IT and information management
	W. Sean Willy ✔ Saskatchewan	51	2021	President and CEO, Des Nedhe Group		93%[7]	1	• Corporate social responsibility • Government/regulatory affairs • HR management/executive compensation • Governance • Corporate development

Audit Committee · Corporate Governance Committee · Pension Committee · People, Culture and Compensation Committee

n/a = Not applicable. A director may attend any committee meeting as an observer.

1 In addition to senior executive/strategic leadership experience, each of our directors also brings to the Board expertise in each of these additional areas.
2 Lisa left the Pension Committee and joined the People, Culture and Compensation Committee after our annual meeting on May 4, 2023.
3 Lisa was unable to attend the Board and Committee meetings in August 2023 due to an injury. Her absence was approved by the Chair.
4 Victor joined the Pension Committee after our annual meeting on May 4, 2023.
5 John served on the Corporate Governance Committee and the People, Culture and Compensation Committee until he became Chair of the Board after our annual meeting on May 4, 2023.
6 Denise was unable to attend the Board and Committee meetings in February 2023 due to a conflicting professional commitment. Her absence was approved by the Chair.
7 Sean missed a Committee meeting in November 2023, with the Chair's permission, due to a cancelled flight from his home in Saskatchewan.

Appoint auditors

You will be asked to vote on the appointment of our independent auditors, Deloitte LLP, who have been our external auditors since 2002 and were last re-appointed at our annual general meeting on May 4, 2023. Further details about our auditors and a summary of their billings for 2022 and 2023 can be found on pages 19 and 20.

Approve executive compensation approach

You can have a say on what we pay our executives by participating in an advisory vote on our approach to executive compensation. We have held this advisory vote every year since 2011. Further information on our advisory vote can be found on page 20. More details on our executive compensation approach and practices can be found on pages 79 to 96.

Approve increases to the share reserves under the Deferred Share Unit Plan

The Company is proposing to amend the terms of the DSU Plan to allow us to increase the maximum number of shares reserved for issuance under the DSU plan from 1,800,000 shares to 3,400,000 shares. More details on these amendments can be found on page 20.

4 • TELUS 2024 INFORMATION CIRCULAR

TELUS 2024 INFORMATION CIRCULAR • 5 Corporate governance At TELUS, we are committed to high standards in corporate governance, and we are constantly evolving our practices and pursuing transparency and integrity in everything we do. We believe that strong corporate governance is the foundation for accountability to all of our stakeholders, including our shareholders (one of our key stakeholder groups), and we strive to be at the forefront of governance best practices. In 2023, we continued to advance our governance practices in pursuit of excellence. Governance highlights – 2023 • Cybersecurity was considered by the Audit Committee or the full Board at each quarterly meeting. • The Corporate Governance Committee (CGC) of the Board reviewed the extensive Board effectiveness evaluation conducted by Egon Zehnder International Inc. (Egon Zehnder) in 2022 alongside the 2022/23 Chair succession process and ongoing CEO succession process and, based on the extensive scope, cost and positive results of this review, recommended to the Board that a similar qualitative third-party evaluation be conducted on a biennial basis, with the next such third-party evaluation to occur in 2024. This recommendation was adopted by the Board. • Under the leadership of the new Chair, the Board continued to implement the recommendations in the Egon Zehnder report, and the Chair met separately with every director to focus on feedback from the qualitative evaluation process and discuss peer feedback, the individual director’s contributions and the overall effectiveness of the Board. • We assessed the skills possessed by the directors against the directors’ skills matrix and updated the description of the skills included in the matrix, including climate expertise. • We continued consideration of Board renewal and carried out a director search process with support from an external advisor, resulting in the selection of a new nominee to the Board. • We conducted an annual review of our succession planning process, including selection criteria, for the Board Chair and the committee chairs. TELUS Board responsibilities Strategic planning Financial oversight and reporting Risk and ESG oversight Leadership and succession planning Shareholder communications and engagement Ethical culture and oversight of conflicts of interest EXECUTIVE SUMMARY 100% of the targets in our Board diversity policy were exceeded in 2023 99% in favour of the election of our directors at our 2023 meeting 94% say-on-pay approval at our 2023 meeting

6 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE SUMMARY Governance highlights – 2023 (continued) • Building upon our success to date in creating a diverse, value-adding and effective Board, the Board again adopted leading practices for diversity and Board composition. The Board of Directors approved the following updates to the Board diversity policy: • The gender representation target was increased from a minimum of 33.3 per cent male and female directors to a minimum of 40 per cent of each gender • The collective target for under-represented groups was broadened to include persons with disabilities and members of the LGBTQ2+ community • The target for under-represented groups was increased from two to three directors • The Board has met or surpassed all targets specified in the Board diversity policy. Currently 41.6 per cent of our independent directors are women, and the Board includes two directors who identify as a visible minority and one who identifies as Indigenous. We do not currently have directors who identify as persons with disabilities or members of the LGBTQ2+ community. If all nominees are elected, 46 per cent of our independent directors will be women and we will continue to meet the collective target for under-represented groups. • The CGC reviewed and monitored, on behalf of the Board, TELUS’ overall approach, planning and reporting on environmental, social and governance (ESG) and sustainability matters, while the Audit Committee reviewed and approved metrics regarding climate-related risks, sustainability and environmental disclosure in our financial reporting. For details on corporate governance, see pages 43 to 64.

TELUS 2024 INFORMATION CIRCULAR • 7 EXECUTIVE SUMMARY Compensation highlights – 2023 • The Board and the People, Culture and Compensation Committee approved a corporate scorecard multiplier of 0.73. • Our compensation comparator group was revised to better reflect our increasingly diversified, global business operations, now consisting of 15 Canadian companies and seven non-Canadian companies in telecommunications and other relevant industries. • The individual performance component of our executives’ bonus is evaluated using our amazing people performance development (APPD) model, which measures their results against goals (what you do) and values (how you do it), while individual long-term incentive grant levels were guided through a talent summary approach that focuses on future-oriented categories, including retention value and future potential. • Our Board advisor, Meridian Compensation Partners Inc. (Meridian), conducted an independent review of compensation programs, plans and policies to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on TELUS. Meridian concluded that TELUS’ pay programs and policies are generally designed to balance, neutralize or mitigate risk. • We continued a comprehensive review of President and Chief Executive Officer and executive succession planning, which included examining progress against high-potential development plans and discussing the strengths and development opportunities for the next generation of executive and CEO candidates. • As illustrated on the following page, a significant portion of executive pay continues to be at risk, ensuring executive compensation is aligned with TELUS’ performance and the creation of shareholder value. Executive compensation Our overall approach to executive compensation is simple – we pay for performance. This approach has remained consistent since 2000. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our strategic objectives and overall corporate success. Our compensation philosophy Be competitive Pay for performance Align with shareholders Be well-governed Manage risk Be easily understood Base salary Rewards the scope and responsibilities of a position, with target positioning at the median of our comparator group Annual performance bonus Encourages strong performance against yearly corporate, business unit and individual objectives Long-term incentive Aligns with long-term interests of our shareholders

8 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE SUMMARY 2023 total direct compensation for named executive officers Named executive officers Base salary1 Annual performance bonus2 Long-term incentive3 Total direct compensation Percentage at risk Darren Entwistle President and Chief Executive Officer $1,600,000 $1,321,600 $16,181,066 $19,102,666 92% Doug French Executive Vice-president (EVP) and Chief Financial Officer $787,500 $319,332 $3,485,376 $4,592,208 83% Tony Geheran EVP and Chief Operations Officer $787,500 $319,332 $3,485,376 $4,592,208 83% Navin Arora EVP and President, Business Solutions $725,000 $293,988 $3,462,727 $4,481,715 84% Zainul Mawji EVP and President, Consumer Solutions $712,500 $288,919 $3,458,197 $4,459,616 84% 1 Base salaries are prorated in line with salary increases that were effective in mid-2023. 2 Delivered in cash. 3 Represents the notional value of restricted share units (RSUs) granted on February 24, 2023 and executive performance share units (EPSUs) granted on February 23, 2024. For details on executive compensation, see pages 73 to 120.

TELUS 2024 INFORMATION CIRCULAR • 9 Notice of annual general meeting of shareholders Once again, we will leverage our technology to enable our shareholders to attend our annual meeting in a virtual format via a live webcast. This will provide all shareholders with an ability to participate in the meeting equally, regardless of their geographic location, and to reduce greenhouse gas (GHG) emissions related to travel. Both registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the steps that shareholders will need to take in order to attend, participate in and vote at our virtual meeting is provided on pages 10 to 15. Business of the meeting At the meeting, shareholders of TELUS Corporation (TELUS or the Company) will be asked to: 1 Receive the Company’s 2023 audited Consolidated financial statements, together with the report of the auditors on those statements 2 Elect directors of the Company for the ensuing year 3 Appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the directors to fix their remuneration 4 Approve an advisory resolution on the Company’s approach to executive compensation 5 Approve an increase to the share reserve under the Company’s Deferred Share Unit Plan (DSU Plan) and transact any other business that may properly come before the meeting and any postponement or adjournment thereof. Right to vote Holders of shares on March 11, 2024 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. There were 1,476,410,268 shares outstanding on this date. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 10. Approval of the circular The Board of Directors has approved in substance the content of this information circular and has authorized us to send it to the Company’s shareholders as at the Record Date. Vancouver, British Columbia Dated March 13, 2024 By order of the Board of Directors Andrea Wood Executive Vice-president and Chief Legal and Governance Officer When Thursday, May 9, 2024 8:30 a.m. (PT) Where Virtual-only meeting via live webcast online at telus.com/agm Materials A notice and access notification to shareholders (Notice) is being mailed to shareholders on or about April 3, 2024. We are providing access to our information circular and annual report by way of the internet using the “notice and access” system. These materials are available on the website referenced in the Notice (envisionreports.com/telus2024). Executive summary About the meeting and our Board

10 • TELUS 2024 INFORMATION CIRCULAR Information about voting You may access the website via your smartphone, tablet or computer, and you will need the latest version of Chrome, Safari, Edge or Firefox (note that the use of Internet Explorer is not recommended). Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. You should allow ample time to log into the meeting online and complete the related procedure. Please also see the Virtual AGM User Guide, which is included in the mailing envelope sent to shareholders and is available at telus.com/agm and on sedarplus.ca, for additional instructions on participating in the virtual meeting. Submitting questions Questions for the meeting may be submitted either before the meeting through investorvote.com (refer to your control number as shown on your proxy form, as applicable) or during the meeting by shareholders participating via the live webcast by selecting the messaging icon. Only registered shareholders may submit questions before the meeting, but registered shareholders and duly appointed proxyholders may submit questions during the meeting. The chair of the meeting and members of management present will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed during a question and answer period following the formal business of the meeting. To ensure as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders that are on the same topic or otherwise related may be grouped, summarized and answered together. We welcome questions from our shareholders. However, we do not intend to address questions that: • Are irrelevant to the business of the meeting or to TELUS’ operations • Are related to personal grievances • Are related to non-public information about TELUS • Constitute derogatory references to individuals or are otherwise offensive to third parties • Are repetitious or have already been asked by other shareholders • Are in furtherance of a shareholder’s personal or business interest, or • Are out of order or not otherwise appropriate, as determined by the chair or secretary of the meeting in their reasonable judgment. Who can vote There were 1,476,410,268 shares in TELUS outstanding on March 11, 2024 (the Record Date). If you hold shares as of the Record Date, you can cast one vote for each share you hold on that date. To the knowledge of the directors and executive officers of TELUS, no one shareholder beneficially owned, directly or indirectly, or exercised control or direction over, five per cent or more of the outstanding shares on the Record Date. Matters to be voted on and approval required The following are items of business to be voted on at the meeting: 1 The election of directors (for each nominated director) 2 The appointment of auditors 3 The approval of the Company’s approach to executive compensation 4 The approval of an increase to the share reserve under the Company’s DSU Plan. In order for items 1, 2 and 4 to be approved by shareholders, they require that a majority (more than 50 per cent) of the votes cast be in favour. The results of the shareholder vote for item 3 are non-binding but will influence the Board’s decision-making. Quorum We need to have at least two people present at the meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding shares entitled to be voted at the meeting. Virtual meeting and technical requirements Once again, we will leverage our technology to enable our shareholders to attend our annual meeting in a virtual format via a live webcast. This will provide all shareholders with an ability to participate in the meeting equally, regardless of their geographic location, and to reduce GHG emissions related to travel. Both registered shareholders and duly appointed proxyholders will have an opportunity to attend, participate and vote at this virtual meeting from any location. This includes the ability to ask questions and vote in real time, provided that you are connected to the internet. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. See further instructions on pages 11 to 15, depending on whether you are a registered or a non-registered shareholder. ABOUT THE MEETING AND OUR BOARD

TELUS 2024 INFORMATION CIRCULAR • 11 How to vote How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the following tables. Posted questions may be summarized or grouped together. The questions and answers will be available as soon as practicable after the meeting and will remain available for one week after posting. ABOUT THE MEETING AND OUR BOARD Registered shareholders and TELUS employee share plan holders You are a registered shareholder if you have a share certificate or direct registration system (DRS) advice issued in your name. You are an employee share plan holder if you hold your shares through any TELUS-sponsored employee share plan (i.e. the Employee Share Purchase Plan) (the employee shares), for which Computershare is the trustee. If you want to vote by proxy before the meeting You can vote in any of the following ways: Internet • By visiting the following website: investorvote.com. Refer to your control number (shown on your proxy form) and follow the online voting instructions Telephone • By calling the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions • Note that you cannot appoint anyone other than John Manley or Darren Entwistle as your proxy if you vote by phone Mail • By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form. If you want to attend and vote at the virtual meeting Please follow these steps: 1. Log in online at telus.com/agm at least 15 minutes before the meeting starts. 2. Click “Launch webcast” at the top of the page. Please check that your browser is compatible. 3. Click “I have a login”. 4. Enter your control number (on your proxy form) as your username. 5. Enter the password: TELUS2024 (case sensitive). 6. Follow the instructions to view the meeting and vote when prompted. Once you log into the meeting using your control number, you will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you submit a ballot at the meeting, you will be revoking any and all previously submitted proxies. If you do not wish to revoke a previously submitted proxy, simply do not vote again at the meeting. How to vote How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the following tables. The chair of the meeting has broad authority to conduct the meeting in an orderly manner. Any questions pertinent to the meeting that cannot be answered during the meeting due to time constraints will be answered and posted online at telus.com/agm. Posted questions may be summarized or grouped together. The questions and answers will be available as soon as practicable after the meeting and will remain available for one week after posting.

12 • TELUS 2024 INFORMATION CIRCULAR If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else (other than the management appointees, John Manley or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your proxy form – To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet or mail – see page 13). This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder – To register a proxyholder, shareholders MUST visit computershare.com/TELUSagm by 5:00 p.m. (ET) on May 7, 2024 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. If you want to attend the virtual meeting as a guest Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at telus.com/agm. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click “Launch webcast” at the top of the page. 3. Click “I am a guest” and then complete the online form. Deadline for returning your form Your completed proxy form must be received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1), no later than 5:00 p.m. (ET) on May 7, 2024. If the meeting is adjourned or postponed, your completed proxy form must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (Proxy Deadline). If you change your mind about your vote For registered shareholders and holders of employee shares, if you have voted by submitting a proxy form, you can revoke your instructions by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the internet. Any new voting instructions, however, will only take effect if received by TELUS, c/o Computershare (at the address above), by the Proxy Deadline. If as a registered shareholder, you are using your control number to log into the meeting, you will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you submit a ballot at the meeting, you will be revoking any and all previously submitted proxies. If you do not wish to revoke a previously submitted proxy, simply do not vote again at the meeting. Other ways to revoke your proxy instructions include: 1. Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of TELUS’ Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, any time up to 5:00 p.m. (PT) on May 6, 2024 or, if the meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened meeting. 2. Any other way allowed by law. ABOUT THE MEETING AND OUR BOARD

TELUS 2024 INFORMATION CIRCULAR • 13 ABOUT THE MEETING AND OUR BOARD Non-registered shareholders You are a non-registered shareholder if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (intermediary). If you want to vote by proxy before the meeting You can vote in any of the following ways: Internet • By visiting the following website: proxyvote.com. Refer to your control number (shown on your voting instruction form) and follow the online voting instructions Telephone • By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your voting instruction form) and follow the instructions • Note that you cannot appoint anyone other than John Manley or Darren Entwistle as your proxy if you vote by phone Mail • By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form. If you want to attend and vote at the virtual meeting If you are a non-registered shareholder and you wish to vote at the meeting, you must appoint yourself as a proxyholder first and then also register with Computershare. This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as a proxyholder. Please follow these steps: 1. To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet, telephone or mail – see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. Register yourself as a proxyholder by visiting computershare.com/TELUSagm by 5:00 p.m. (ET) on May 7, 2024. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. Without a username, you will not be able to attend, participate or vote at the meeting. 3. Log in online at telus.com/agm at least 15 minutes before the meeting starts. 4. Click “Launch webcast” at the top of the page. Please check that your browser is compatible. 5. Click “I have a login”. 6. Enter the username that was provided by Computershare. 7. Enter the password: TELUS2024 (case sensitive). 8. Follow the instructions to view the meeting and vote when prompted. If you are a non-registered shareholder located in the United States, and you wish to appoint yourself as a proxyholder, in addition to steps 2 to 7 above, you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as “Legal Proxy” and received no later than 5:00 p.m. (ET) on May 7, 2024. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to also register your appointment as a proxyholder at computershare.com/TELUSagm by 5:00 p.m. (ET) on May 7, 2024.

14 • TELUS 2024 INFORMATION CIRCULAR How your proxyholder will vote By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed John Manley or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your shares to: If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else (other than the management appointees, John Manley or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your voting instruction form – To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions for submitting the voting instruction form (whether by internet or mail – see page 13) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder – To register a proxyholder, shareholders MUST visit computershare.com/TELUSagm by 5:00 p.m. (ET) on May 7, 2024 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. If you are a non-registered shareholder located in the United States, and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as “Legal Proxy” and received no later than 5:00 p.m. (ET) on May 7, 2024. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party’s appointment as proxyholder at computershare.com/TELUSagm by 5:00 p.m. (ET) on May 7, 2024. If you want to attend the virtual meeting as a guest Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at telus.com/agm. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click “Launch webcast” at the top of the page. 3. Click “I am a guest” and then complete the online form. Deadline for returning your form Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions prior to the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline. If you change your mind about your vote For non-registered shareholders, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline. ABOUT THE MEETING AND OUR BOARD • Elect as a director each person nominated by the Company • Appoint Deloitte as auditors and authorize the directors to fix their remuneration • Approve the Company’s approach to executive compensation • Approve an increase to the share reserve under the Company’s DSU Plan.

TELUS 2024 INFORMATION CIRCULAR • 15 ABOUT THE MEETING AND OUR BOARD Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of meeting on page 9 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 11, 2024, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting. Confidentiality All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except: • As necessary to meet applicable law • In the event of a proxy contest • In the event a shareholder has made a written comment on the proxy. Solicitation by management Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We have retained Laurel Hill Advisory Group (Laurel Hill) to provide governance advisory services and to solicit proxies for us in Canada and the United States at an estimated cost of $33,500, plus additional costs relating to out-of-pocket expenses. The cost of such solicitation will be borne by the Company. Notice and Access Canadian securities rules (Notice and Access) permit us to provide both our registered and non-registered shareholders with electronic access to the information circular for the meeting and the annual report instead of sending a paper copy. This means that the information circular and annual report are posted online for you to access, rather than being mailed to you. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs. You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, unless you previously requested a paper copy, rather than receiving a paper copy of this circular, you will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting your shares using the various different voting methods provided (internet, telephone, mail). If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice. Delivery of proxy materials Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related materials directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to all non-registered shareholders. Voting results The voting results for each item of business at the meeting will be posted on telus.com and filed with the securities regulators after the meeting. For more information Contact Computershare if you have additional questions regarding the meeting: • phone 1-800-558-0046 (toll-free within North America) +1 (514) 982-7129 (outside North America) • online https://www.investorcentre.com/telus (select “Canada – English or French” at top right; click “Contact Us” at bottom) • mail Computershare Trust Company of Canada 8th floor, 100 University Avenue Toronto, Ontario M5J 2Y1 You an also contact Laurel Hill if you have questions regarding the meeting: • phone 1-877-452-7184 (toll-free within North America) +1 (416) 304-0211 (outside North America) • email assistance@laurelhill.com

16 • TELUS 2024 INFORMATION CIRCULAR Additional information Canadian ownership and voting restrictions Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TELUS Communications Inc. (TCI) is considered to be Canadian-owned and controlled if: (i) Not less than 80 per cent of the members of its board of directors are individual Canadians (ii) Canadians beneficially own not less than 80 per cent of its voting interests, and (iii) It is not otherwise controlled in fact by persons who are not Canadians. Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. When levels of non-Canadian ownership exceed 20 per cent, an independent programming committee must be appointed to make all programming decisions relating to the licensed broadcasting undertaking. TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements. The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66⅔ per cent of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66⅔ per cent of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things: (i) A Canadian citizen who is ordinarily resident in Canada (ii) A permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship (iii) A corporation with not less than 66⅔ per cent of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians, or (iv) A pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies. The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation” which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where: (i) Canadians beneficially own and control less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes (ii) The chief executive officer is a non-Canadian, or (iii) Less than 80 per cent of the directors of the parent corporation are Canadian. On August 10, 2017, in response to levels of foreign ownership of shares of TELUS Corporation, as parent of TCI, exceeding 20 per cent and in order to meet the requirements of a “qualified corporation”, in accordance with the Direction to the CRTC (Ineligibility of Non-Canadians), the Board appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings. The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. ABOUT THE MEETING AND OUR BOARD

TELUS 2024 INFORMATION CIRCULAR • 17 ABOUT THE MEETING AND OUR BOARD For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations: (i) Refuse to accept any subscription for voting shares (ii) Refuse to allow any transfer of voting shares to be recorded in its share register (iii) Suspend the rights of a holder of voting shares to vote at a meeting of its shareholders, and (iv)Sell, repurchase or redeem excess voting shares. To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions. In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the Toronto Stock Exchange (TSX), a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company, and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the New York Stock Exchange (NYSE), non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required). The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10 per cent share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10 per cent share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10 per cent threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged. Interest of certain persons in material transactions and related party transactions None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries. In accordance with the Company’s code of ethics and conduct, which is subject to the joint oversight of the Audit and the People, Culture and Compensation Committees, directors, officers and employees must avoid situations or relationships that conflict with the interests of TELUS and their work duties. The code of ethics and conduct requires that employees must disclose any actual or potential conflict of interest to the Ethics Office, and the Ethics Office will investigate and make a determination under the code. To promote the Board’s independent decision-making, the Company’s code of ethics and conduct requires directors or executive officers who have an interest in a material transaction or agreement with TELUS that is being considered by the Board or a Board committee to disclose that interest to the Board. The Board has delegated oversight over conflicts of interest to the Corporate Governance Committee. Further to the Corporate Governance Committee’s terms of reference, the Committee will review any related party transactions involving a director or officer, and will approve any procedures required in order to remove any conflict of interest. Should an actual or potential conflict of interest arise, including through entering into related party transactions, a director will be required to leave the meeting during the Board or committee discussion and not vote on the matter. The Company’s code of ethics and conduct is available at telus.com/governance. Indebtedness of directors and officers No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. Additional matters and information Additional financial information is contained in TELUS’ annual information form and the audited Consolidated financial statements of the Company for the year ended December 31, 2023 and Management’s discussion and analysis thereof. These documents are available upon request to TELUS Legal Services, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. TELUS’ public documents are also available on sedarplus.ca and sec.gov. Date of circular Unless otherwise indicated, the information provided in this circular is as at March 11, 2024.

18 • TELUS 2024 INFORMATION CIRCULAR The report of management and the audited Consolidated financial statements for the year ended December 31, 2023, including Management’s discussion and analysis, are contained in the TELUS 2023 annual report. All shareholders should have received the 2023 annual report electronically or by mail, or have received General The Board has fixed the number of directors at 14 in accordance with the Articles of the Company. We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board. At the meeting, we will ask you to vote for the election of the 14 nominees proposed by the Company as directors: 13 of the directors were elected as directors at last year’s annual meeting and Martha Hall Findlay is a new nominee this year. The Honourable John Manley will continue as Chair of the Board, assuming his re-election as a director at the meeting. See pages 23 to 38 for biographical and other relevant information about all of the nominees. Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. John Manley and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 14 nominees whose names and profiles are set forth on pages 23 to 38, except in relation to shares held by a shareholder who instructs otherwise. a Notice and Access notification. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS Investor Relations by email at ir@telus.com, or by mail to Investor Relations, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of their election, then the director will be required to tender their resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board will accept the resignation, unless extenuating circumstances warrant a contrary decision. Any director who tenders their resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board relating to the resignation. If applicable, we will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting at which the election was held. Our majority voting policy is included in our TELUS Board Policy Manual, which can be downloaded at telus.com/governance. We believe that all 14 nominees are able to serve as directors. Unless their office is vacated in accordance with applicable law or the Articles, each director elected at the meeting will hold office from the date of their election until the next annual meeting or until their successor is elected or appointed. Business of the meeting 2 Election of directors ABOUT THE MEETING AND OUR BOARD The Board recommends you vote FOR the election of each nominated director. 1 Report of management and Consolidated financial statements

TELUS 2024 INFORMATION CIRCULAR • 19 ABOUT THE MEETING AND OUR BOARD Advance notice Our Articles contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process to ensure that shareholders are able to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Andrea Wood, Executive Vice-president and Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting, namely between February 28 and April 4, 2024. See our Articles, available on sedarplus.ca and on telus.com/governance. Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual meeting on May 4, 2023. The Audit Committee, with input from management, performs an annual assessment of the quality of the services rendered, their communication and the performance by Deloitte LLP as the auditors of the Corporation. This assessment is based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings, the reports presented to the Audit Committee, a review of relevant inspection reports issued by the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board (PCAOB), and a survey of management and the Audit Committee members as it relates to auditor independence, objectivity, professional skepticism, quality of service, quality of the audit engagement team and communications. Further, the Audit Committee evaluates the benefits and risks of having long-tenured auditors and the controls and processes that ensure the auditors’ independence, such as mandatory partner rotations every five years. A more comprehensive review is conducted every five years. The last comprehensive review was performed in 2021 and covered the five-year period ended December 31, 2020. The scope of the review covered independence, objectivity and professional skepticism, quality of the engagement team, and quality of communications and interactions with Deloitte. Based on the evaluation of the above factors, the Audit Committee concluded that it is satisfied with the audit quality, effectiveness and service quality of external audit services provided by Deloitte for 2023 and that Deloitte continues to be independent such that it is in the shareholders’ best interest for Deloitte to continue to serve as TELUS’ independent auditors. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors’ remuneration for the ensuing year. The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise. 3 Appointment of auditors The Board recommends you vote FOR appointing Deloitte as our auditors until the next annual meeting. Last year, 92.38% of shareholders voted FOR appointing Deloitte as our auditors.

ABOUT THE MEETING AND OUR BOARD

Summary of billings and services by the external auditors for 2023 and 2022

Fees billed for services provided by Deloitte for 2023 and 2022 are as follows:

	2022		2023	
Type of work	($ millions)	%	($ millions)	%
Audit fees[1]	3.125	27.4	4.096	32.7
Audit-related fees[2]	7.230	63.3	7.978	63.6
Tax fees[3]	0.870	7.6	0.463	3.7
All other fees[4]	0.192	1.7	–	0.0
Total	**11.417**	**100.0**	**12.537**	**100.0**

1 Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.
2 Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS International, pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
3 Relates to tax compliance, tax advice and tax planning.
4 Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as proxy circular assurance work (2022), data analytics maturity assessment and benchmarking (2022) and other specified procedures (2022).

4 Approval of executive compensation approach – Advisory vote on say-on-pay

The Board is accountable to the shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide shareholders with a formal opportunity to give direct feedback to the Board on the Company's approach to executive compensation. We are, therefore, asking shareholders to vote on the following advisory resolution at the meeting:

> *"Resolved, on an advisory basis, that the shareholders accept the approach to executive compensation disclosed in the Company's information circular for the 2024 annual general meeting of shareholders."*

Since this is an advisory vote, the results will not be binding on the Board and do not diminish the roles and responsibilities of the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote.

However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions, and in determining whether there is a need to increase its engagement with shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 73 to 120.

At our annual meeting in 2023, we conducted our 13th say-on-pay vote. The say-on-pay resolution received the support of 94 per cent of votes cast. Feedback received from meetings with shareholders and shareholder advocacy groups was positive overall and reinforced the view that our policies continue to align with shareholder expectations.

The management proxyholders intend to vote FOR TELUS' approach to executive compensation, except in relation to shares held by a shareholder who instructs otherwise.

✔ The Board recommends you vote FOR our approach to executive compensation.

Last year, **94.06%** of shareholders voted FOR our approach to executive compensation.

20 • TELUS 2024 **INFORMATION CIRCULAR**

TELUS 2024 INFORMATION CIRCULAR • 21 ABOUT THE MEETING AND OUR BOARD At the meeting, shareholders will be asked to approve an amendment to the TELUS DSU Plan. The DSU Plan was established to enable non-employee directors to participate in the growth and development of TELUS, and to align directors’ interests with those of our shareholders. The DSU Plan provides that a director may elect to receive their annual retainer and meeting fees in deferred share units (DSUs), market-purchased shares or cash. DSUs entitle the directors to a specified number of shares or a cash payment based on the value of shares. A summary of the terms of the DSU Plan is set out on pages 124 to 125 and a copy of the full text of the DSU Plan, as amended, has been filed on SEDAR+ as “Other” on April 5, 2024. The TSX requires that shareholders approve the increase to the maximum number of shares reserved for issuance under the DSU Plan. If shareholders do not approve this increase, TELUS will maintain a maximum number of 1,800,000 shares reserved for issuance pursuant to the terms of the DSU Plan. TELUS established the DSU Plan in 1997 and DSUs have formed part of TELUS’ non-employee director compensation program since then. Historically, payments under the DSU Plan have been in cash or, at the election of the participant, in shares purchased in the market. In 2020, the Board amended the DSU Plan to provide the Corporate Governance Committee with the right to elect to pay benefits under the DSU Plan in the form of newly issued shares. At the 2021 annual general meeting, shareholders approved issuance of 1,800,000 shares, and since that time, 534,420 shares have been issued. In order to increase our inventory, we are asking shareholders now to approve an increase in the maximum number of shares reserved for issuance. We are, therefore, asking shareholders to vote on the following resolution at the meeting: “Resolved that an increase of 1,600,000 in the maximum number of shares reserved for issuance under the TELUS Directors Deferred Share Unit Plan, from 1,800,000 shares to 3,400,000, be approved.” The Company is proposing to amend the terms of the DSU Plan to allow us to increase the maximum number of shares reserved for issuance under the DSU Plan from 1,800,000 shares to 3,400,000 shares, representing approximately 0.23 per cent of the number of outstanding shares. This provides for an increase of 1,600,000 to the maximum number of shares reserved for issuance. The number requested is based on an estimate of the maximum number of shares expected to be required for the settlement of DSUs between now and the annual meeting in 2029. The management proxyholders intend to vote FOR approval of the amendment to the DSU Plan, except in relation to shares held by a shareholder who instructs otherwise. 5 Approval of an increase to the share reserve under TELUS’ Deferred Share Unit Plan The Board recommends you vote FOR approval of the amendment to the DSU Plan.

22 • TELUS 2024 INFORMATION CIRCULAR ABOUT THE MEETING AND OUR BOARD About the nominated directors Independence There are 14 directors proposed for election to the Board at our annual meeting; 13 of those 14 director nominees are independent in accordance with the independence criteria detailed on page 51. Darren Entwistle is not independent, as he is also the Company’s President and Chief Executive Officer (CEO). We believe that an independent board is an important governance practice that helps ensure our Board is operating independently of management and providing effective oversight of management. Diversity of background We are committed to fostering a diverse and inclusive culture at TELUS and first adopted a written Board diversity policy in 2013. As part of our annual review cycle, we periodically updated the policy over the ensuing years. The policy was substantively updated in November 2020, and was reviewed and updated in November 2021 and again in November 2023. The policy provides that by leveraging different perspectives and ideas, TELUS will enjoy the benefits of improved decision-making and greater productivity and innovation. The policy recognizes that diversity has many dimensions, which can include ethnicity, race, gender, physical ability, religion, sexual orientation, gender identification and age. Diversity can also extend to work experience, geographic background, socio-economic background and diversity of political thought. The objective of the policy is to ensure that the Board possesses the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfill its mandate. The policy provides that the Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on a balance of skills, background, experience and knowledge. In these processes, the Committee will consider multiple aspects of diversity. When recruiting new candidates for directors, the policy requires that the pool of identified candidates meet the Board’s skills and diversity criteria. In the Board’s evergreen list of potential director nominees, the Board will ensure that such list includes a diverse group of candidates. The current policy includes specific targets and confirms the importance of seeking the following Board composition: • At least three directors who are members of visible minorities, who are Indigenous, or who are persons with disabilities or persons who are members of the LGBTQ2+ community • Women and men each represent at least 40 per cent of independent directors • Directors with extensive experience in geographic areas where TELUS has, or anticipates significant business interests • Directors of various ages, and • Directors with differing backgrounds and experience. The charts provide information relating to the gender, tenure and age of our 13 nominated independent directors. 13 of 14 nominee directors are independent Gender female 46% male 54% Tenure 0–5 years 54% 6–10 years 31% 11+ years 15% Age 51–60 years 31% 61–70 years 61% 70+ years 8%

TELUS 2024 INFORMATION CIRCULAR • 23 ABOUT THE MEETING AND OUR BOARD Total directors Ray Chan Hazel Claxton Lisa de Wilde Victor Dodig Darren Entwistle Thomas Flynn Mary Jo Haddad Martha Hall Findlay Christine Magee John Manley David Mowat Marc Parent Denise Pickett Sean Willy Key skills and experience1 Governance 11 Finance and accounting 9 Human resources (HR) management/executive compensation 7 Corporate social responsibility 7 Risk management 6 Government/regulatory affairs 6 Corporate development 6 Retail/customer experience 5 Industry knowledge and experience 5 International experience 5 Information technology and information management 3 1 This table highlights the skills and areas of experience that the nominees have identified as those that they bring to the Board. Definitions of the different categories of skills and experience may be found on page 55. While each director nominee has varying levels of skill and experience in most of the categories, the table shows the skills that the nominees have identified as their five strongest, in addition to senior executive/strategic leadership experience. Director profiles The following section provides detailed information on each person nominated for election as a director. Profiles of each nominee highlight the specific skills and experience that each nominee brings to the Board. These skills are in addition to their senior executive/strategic leadership experience, which is required of all TELUS Board members. See page 55 for details regarding how we define each area of expertise. We determined the total market value of securities held as at the date of this circular and the date of the 2023 circular, respectively, by multiplying the number of shares and DSUs held by a director by $23.30, which was the closing share price on the TSX on March 11, 2024, and by $27.46, which was the closing share price on the TSX on March 6, 2023. DSUs are granted under the DSU Plan (see pages 124 to 125 for plan details). For non-management directors, the share ownership target is 3.5 times the annual retainer, being $945,000 at the date of this circular and $910,000 at the date of the 2023 circular. The share ownership target for John Manley, in his capacity as Chair of the Board, is five times his annual retainer, being $2,700,000 at the date of this circular and $2,700,000 at the date of the 2023 circular. John has already exceeded this target. Any shares of TELUS International held by each director are also provided; however, shares of TELUS International are not included for the purpose of determining whether a director meets their share ownership target. We determined the total market value of TELUS International shares held as at the date of this circular and as at the date of the 2023 circular, respectively, by multiplying the number of shares held by a director by $23.30, which was the closing share price on the TSX on March 11, 2024, and by $29.89, which was the closing share price on the TSX on March 6, 2023. Diversity of skills

ABOUT THE MEETING AND OUR BOARD

Raymond T. Chan



Vancouver, British Columbia, Canada
Age: 68
Director since: 2013
Independent
TELUS Committees:
- Pension (Chair)
- People, Culture and Compensation

Total compensation for 2023: $312,620

Areas of expertise:
- Finance and accounting
- Governance
- Human resources (HR) management/ executive compensation
- Corporate development
- Corporate social responsibility

Ray brings to the Board a deep knowledge of finance and accounting and of the challenges faced by both small and large issuers in the resource and technology sectors – key customers of TELUS Business Solutions.

Ray Chan is a corporate director, having retired from the oil and gas industry in 2019 after a career spanning almost 40 years. He was employed by Baytex Energy Corp. starting in 1998, serving in various capacities over the years as Chief Financial Officer, Chief Executive Officer, Executive Chair, Independent Chair and Lead Independent Director.

In addition to having served on the boards of a number of public and private oil and gas entities, Ray was also a director of TMX Group Inc. and the Alberta Children's Hospital Foundation.

Ray was a member of The Committee on the Future of Corporate Governance sponsored by the TMX Group and Institute of Corporate Directors. The report of this Committee, entitled *Charting the Future of Canadian Governance: A Principled Approach to Navigating Rising Expectations for Boards of Directors*, was published in December 2022.

Ray obtained a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant and Chartered Accountant.

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%
Pension	4/4	100%
People, Culture and Compensation	4/4	100%

Current public board directorships

None

Past public board directorships (2018 to 2023)

Baytex Energy Corp.
TORC Oil & Gas Ltd.

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	715,113,200	6,589,863	721,703,063
Percentage of votes	99.09%	0.91%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	92,000	49,000
DSUs	89,221	77,552
Total market value of securities	$4,222,449	$3,475,118
Meets share ownership target	Yes (3.9x)	Yes (3.8x)
Shares of TELUS International	7,500	7,500
Total market value	$91,125	$224,175

24 • TELUS 2024 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Hazel Claxton



Toronto, Ontario, Canada
Age: 63
Director since: 2021
Independent
TELUS Committees:
- Audit
- People, Culture and Compensation

Total compensation for 2023: $277,165

Areas of expertise:
- HR management/executive compensation
- Finance and accounting
- Governance
- Risk management
- Corporate social responsibility

Hazel brings to the Board considerable operational improvement and finance and accounting knowledge, combined with executive-level human resources experience, including in the healthcare sector. As a former executive of LifeWorks, now part of TELUS Health, she contributes valuable insights into the challenges and opportunities of our health business.

Hazel Claxton is a corporate director. She served as Executive Vice-President and Chief Human Resources Officer with Morneau Shepell Inc. (now part of TELUS Health) from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada, where she held several leadership roles, including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years.

Currently, Hazel serves on the boards of Bank of Montreal, Allied Properties REIT, University Pension Plan Ontario and Unity Health Toronto. She has previously served on the board of trustees of Queen's University and the boards of St. Michael's Hospital and the Shaw Festival Theatre.

Hazel holds a Bachelor of Commerce (Honours) from Queen's University and the ICD.D designation from the Institute of Corporate Directors, and is a Chartered Professional Accountant and Chartered Accountant

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%
People, Culture and Compensation	4/4	100%

Current public board directorships

Bank of Montreal
Allied Properties Real Estate Investment Trust

Past public board directorships (2018 to 2023)

None

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	718,494,779	3,184,619	721,679,398
Percentage of votes	99.56%	0.44%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	3,000	3,000
DSUs	23,571	14,353
Total market value of securities	$619,104	$476,513
Meets share ownership target	No (0.7x)[1]	No (0.5x)
Shares of TELUS International	833	833
Total market value	$10,121	$24,898

1 Hazel has until May 7, 2026 to reach the target.

TELUS 2024 INFORMATION CIRCULAR • 25

ABOUT THE MEETING AND OUR BOARD

Lisa de Wilde



Oakville, Ontario, Canada
Age: 67
Director since: 2015
Independent
TELUS Committees:
- Corporate Governance (Chair)
- People, Culture and Compensation

Total compensation for 2023: $322,167

Areas of expertise:
- Government/regulatory affairs
- Governance
- Industry knowledge and experience
- Corporate social responsibility
- Information technology (IT) and information management

Lisa brings extensive knowledge and understanding of the industry acquired over a career in regulatory law and media, governance expertise, her executive-level experience with digital transformation, and her commitment to ESG best practices and climate and sustainability – all directly applicable to TELUS' business.

Lisa de Wilde is a corporate director and is the Bell Media Professor in the Schulich School of Business MBA Program in Arts, Media and Entertainment Management. Her career began at the Canadian Radio-television and Telecommunications Commission, where she gained valuable experience in the regulatory landscape. She later became a partner at a major law firm, specializing in communications-related matters.

From 2005 to 2019, Lisa served as the Chief Executive Officer of TVO, where she played a pivotal role in transforming the organization from an analog operation to a fully digital leader in current affairs and education technology. Prior to her tenure at TVO, she served as the CEO of Astral Television Networks.

Lisa's commitment to the not-for-profit sector is evident through her board positions. She currently sits on the boards of École de Danse Contemporaine de Montréal and CARE Canada, where she is vice chair. Additionally, she serves as vice chair of the Asia Pacific Foundation of Canada and is a past chair of the board of the Toronto International Film Festival. Her contributions to Canada have been recognized, as she is a recipient of the Queen's Diamond Jubilee Medal and a Member of the Order of Canada.

Lisa holds Bachelor of Arts and of Laws degrees from McGill University and the ICD.D designation from the Institute of Corporate Directors, and has attained the Global ESG Certification by Competent Boards. Lisa has received honorary degrees from Toronto Metropolitan University and Brandon University.

Board and committee attendance record in 2023

	Attendance[1]	Overall
Board	5/6	83%
Corporate Governance	3/4	75%
Pension	2/2	100%
People, Culture and Compensation	1/2[2]	50%

Current public board directorships

None

Past public board directorships (2018 to 2023)

EnerCare Inc.

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	713,591,419	8,088,267	721,679,686
Percentage of votes	98.88%	1.12%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	–	–
DSUs	81,923	70,673
Total market value of securities	$1,908,806	$1,940,681
Meets share ownership target	Yes (1.8x)	Yes (2.1x)
Shares of TELUS International	2,083	2,083
Total market value	$25,308	$62,261

1 Lisa was unable to attend the Board and Committee meetings in August 2023 due to an injury. Her absence was approved by the Chair.
2 Lisa moved from the Pension Committee to the People, Culture and Compensation Committee after our annual meeting on May 4, 2023.

26 • TELUS 2024 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Victor Dodig



Toronto, Ontario, Canada
Age: 58
Director since: 2022
Independent
TELUS Committee:
- Pension

Total compensation for 2023: $277,835

Areas of expertise:
- Finance and accounting
- HR management/executive compensation
- Retail/customer experience
- Government/regulatory affairs
- Corporate development

As a bank CEO, Victor brings substantial strategic and operational experience, extensive insights regarding our enterprise customers and the macroeconomic environment, and expertise in finance and accounting, human resources management, executive compensation, customer experience and government/regulatory affairs.

Victor Dodig is President and Chief Executive Officer of the CIBC group of companies, a position he has held since 2014. He has served as a director on the CIBC board since 2014. With over 25 years of extensive business and banking experience, Victor has held leadership positions with UBS, Merrill Lynch, and McKinsey & Company.

In addition to his role at CIBC, Victor serves on the board of the Business Council of Canada and the Brookings Institute, International Advisory Council. He is a strong advocate for inclusion in the workplace and chairs the Inclusion and Diversity Leadership Council at CIBC. He previously served as the co-chair of the BlackNorth Initiative, demonstrating his commitment to promoting diversity and equality. Victor has been honoured as a Catalyst Canada Honours Champion, recognizing his leadership in advancing gender diversity.

Victor is a graduate of the Harvard Business School, where he earned an MBA and was recognized as a Baker Scholar. He also holds a diploma from the Institut d'études politiques in Paris and a Bachelor of Commerce from the University of Toronto (St. Michael's College). Victor has received an honorary Doctor of Laws degree from Toronto Metropolitan University.

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%
Pension	3/3[1]	100%

Current public board directorships	Past public board directorships (2018 to 2023)
Canadian Imperial Bank of Commerce	None

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	710,157,719	11,095,242	721,252,961
Percentage of votes	98.46%	1.54%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	–	–
DSUs	19,172	8,048
Total market value of securities	$446,708	$220,998
Meets share ownership target	No (0.47x)[2]	No (0.2x)
Shares of TELUS International	–	–
Total market value	–	–

1 Victor joined the Pension Committee after our annual meeting on May 4, 2023.
2 Victor has until May 6, 2027 to reach the target.

TELUS 2024 INFORMATION CIRCULAR • 27

ABOUT THE MEETING AND OUR BOARD

Darren Entwistle



Vancouver, British Columbia, Canada
Age: 61
Director since: 2000
Not Independent
TELUS Committees:
None
No compensation received for services as director

Areas of expertise:
- Industry knowledge and experience
- Corporate social responsibility
- Retail/customer experience
- Corporate development
- International experience

Darren Entwistle has been President and CEO of TELUS since 2000. Alongside the leadership team, he has guided TELUS' evolution from a regional telephone company into a global data and wireless leader. Under Darren's stewardship, TELUS has consistently generated operational and financial results that are world-leading, establishing a track record of driving global-best outcomes for its customers, communities and shareholders. Notably, this includes advancing TELUS' leadership in social capitalism by inspiring the TELUS team to contribute 1.5 million volunteer hours in 2023 and $100 million to charitable and not-for-profit organizations, globally. Since 2000, the TELUS family has gifted $1.7 billion, including 2.2 million days of volunteerism – more than any other company in the world.

Darren's commitment to diversity and inclusion is evident through his role as a founding member of both the 30% Club Canada and the Canadian Board Diversity Council. He is also recognized as an Honorary Fellow of the Royal Conservatory, showcasing his dedication to the arts and culture. In recognition of his contributions to Canada, Darren was appointed to the Order of Canada. He has also been honoured with the Queen Elizabeth II Golden Jubilee Medal in 2003 and the Queen Elizabeth II Diamond Jubilee Medal in 2012.

Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology.

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%

Current public board directorships
TELUS International (Cda) Inc.

Past public board directorships (2018 to 2023)
None

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	716,366,961	5,312,150	721,679,111
Percentage of votes	99.26%	0.74%	100%

See page 97 for details on TELUS Corporation securities held and compensation received for 2023 as President and CEO.

Shares of TELUS International held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	29,700	29,700
Total market value	$360,855	$887,733

28 • TELUS 2024 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Thomas E. Flynn



Toronto, Ontario, Canada

Age: 60

Director since: 2020

Independent

Audit committee financial expert

TELUS Committees:
- Audit
- Pension

Total compensation for 2023: $275,682

Areas of expertise:
- Finance and accounting
- Corporate development
- Risk management
- Governance
- International experience

With his extensive financial expertise, including capital markets and corporate development experience, as well as his background in risk oversight at a complex organization, Tom brings valuable insights to the Board. Furthermore, his experience in governance within a healthcare-focused organization enhances his ability to oversee and support the growth of our health business.

Tom Flynn is a corporate director. He retired as Vice-Chair of BMO Financial Group in 2022; during his tenure at Bank of Montreal, Tom held various leadership positions, including Chief Financial Officer from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. He also served as Executive Vice-President, Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets.

In addition to his corporate roles, Tom is actively involved in the healthcare sector. He currently serves as a director of Ontario Health. Tom previously served as the chair of the boards of Sunnybrook Health Sciences Centre, Holland Bloorview Kids Rehabilitation Hospital and Symcor Inc.

Tom holds an MBA and a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University. Tom also holds the ICD.D designation from the Institute of Corporate Directors and is a Chartered Professional Accountant and a Fellow of CPA Ontario.

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%
Pension	4/4	100%
Audit	4/4	100%

Current public board directorships

None

Past public board directorships (2018 to 2023)

None

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	719,715,632	1,959,839	721,675,471
Percentage of votes	99.73%	0.27%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	11,563	11,563
DSUs	40,859	28,491
Total market value of securities	$1,221,433	$1,099,883
Meets share ownership target	Yes (1.3x)	Yes (1.2x)
Shares of TELUS International	2,000	2,000
Total market value	$24,300	$59,780

TELUS 2024 **INFORMATION CIRCULAR** • 29

ABOUT THE MEETING AND OUR BOARD

Mary Jo Haddad



Niagara-on-the-Lake, Ontario, Canada
Age: 68
Director since: 2014
Independent
TELUS Committees:
- People, Culture and Compensation (Chair)
- Corporate Governance

Total compensation for 2023: $325,205

Areas of expertise:
- HR management/executive compensation
- Governance
- IT and information management
- Industry knowledge and experience
- Government/regulatory affairs

As the former President and CEO of SickKids, Mary Jo brings extensive knowledge of the challenges and opportunities within the public healthcare system. Her experience in executive management and operations provides valuable insights and her passion for fostering a high-performing team culture in a technology-focused setting aligns with TELUS' commitment to innovation and excellence.

Mary Jo Haddad is a corporate director and the president of MJH & Associates, a company that offers strategic leadership and healthcare advisory services. In 2013, she retired as the President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Throughout her career at SickKids, Mary Jo held various leadership positions, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive.

Mary Jo currently serves as chancellor of the University of Windsor. She has previously served as chair of MaRS Innovation, director of the Vector Institute, and director on the board of Toronto-Dominion Bank.

A Member of the Order of Canada, Mary Jo is also a recipient of the Queen Elizabeth II Diamond Jubilee Medal, and was inducted into Canada's Most Powerful Women Top 100 Hall of Fame by the Women's Executive Network. She is a recipient of the Ontario Premier's Award for Outstanding Achievement.

Mary Jo holds a Bachelor of Science (Honours) from the University of Windsor and a Master of Health Science from the University of Toronto. She has received Honorary Doctorates of Laws from the University of Windsor, Toronto Metropolitan University and the University of Ontario Institute of Technology.

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%
People, Culture and Compensation	4/4	100%
Corporate Governance	4/4	100%

Current public board directorships
None

Past public board directorships (2018 to 2023)
Toronto-Dominion Bank

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	706,965,620	14,737,808	721,703,428
Percentage of votes	97.96%	2.04%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	–	–
DSUs	111,225	98,082
Total market value of securities	$2,591,543	$2,693,332
Meets share ownership target	Yes (2.3x)	Yes (3x)
Shares of TELUS International	850	850
Total market value	$10,328	$25,407

30 • TELUS 2024 INFORMATION CIRCULAR

TELUS 2024 INFORMATION CIRCULAR • 31 ABOUT THE MEETING AND OUR BOARD Martha Hall Findlay Martha’s multifaceted career, spanning public policy, international relations, telecommunications and environmental advocacy, coupled with a strategic approach to governance and sustainability, positions her well to help TELUS navigate the challenges and opportunities in all of these areas. Martha Hall Findlay is the Director of the School of Public Policy and Palmer Chair at the University of Calgary. Having been a lawyer, senior business executive and former Member of Parliament, she has held leadership positions in both the private and public sector in a career spanning over three decades. Most recently, Martha served as Chief Sustainability Officer and Chief Climate Officer for Suncor Energy, and before that was president and CEO of the Canada West Foundation. Earlier in her career, she served as corporate counsel at Bell Mobility and general counsel and then general manager at Mobility Canada. Her commitment to fostering international trade and business relations is evident from her current role on the Deputy Minister of International Trade’s Trade Expert Advisory Council and her involvement in the Asia Business Leaders Advisory Council. Martha’s dedication to fostering cross-cultural cooperation is further highlighted by her membership in the Canada-Korea Forum. Her strategic insights have been valued on several non-profit boards and she is a member of the Canada-US Law Institute Executive Committee. Martha’s leadership and impactful work in environmental stewardship and climate action have been recognized through accolades such as the Queen Elizabeth II Platinum Jubilee Medal from the Government of Alberta, the Clean50 award recognizing her as one of Canada’s leading figures in sustainability, and the Canadian Climate Champion award from the British High Commission and the Canada Climate Law Initiative. Martha holds a Bachelor of Arts in International Relations from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University and holds the ICD.D designation from the Institute of Corporate Directors. Areas of expertise: • Governance • Government/regulatory affairs • Corporate social responsibility • Industry knowledge and experience • International experience Calgary, Alberta, Canada Age: 64 New nominee Independent Total compensation for 2023: n/a Board and committee attendance record in 2023 n/a Current public board directorships None Past public board directorships (2018 to 2023) None Voting results of 2023 annual meeting n/a Securities held and total market value as at March 11, 2024 2024 Shares 291 DSUs – Total market value of securities $6,780 Meets share ownership target n/a Shares of TELUS International – Total market value –

ABOUT THE MEETING AND OUR BOARD

Christine Magee



Toronto, Ontario, Canada

Age: 64

Director since: 2018

Independent

TELUS Committees:

- Pension
- People, Culture and Compensation

Total compensation for 2023: $271,816

Areas of expertise:

- Retail/customer experience
- Governance
- HR management/executive compensation
- Finance and accounting
- Risk management

With her extensive experience in banking and financial services, as well as her entrepreneurial success in the retail sector, Christine brings valuable insights to the Board. Her understanding of the challenges and opportunities faced by entrepreneurs and the retail market aligns with TELUS' focus on serving customers in these sectors.

Christine Magee is the Chair of Sleep Country Canada. She co-founded Sleep Country in 1994, establishing it as a prominent player in the sleep products industry. Prior to her entrepreneurial venture, Christine worked in the banking and financial services industry at the National Bank of Canada and Continental Bank of Canada from 1982 to 1994.

In addition to her role at Sleep Country, Christine serves on the board of directors of Metro Inc. and on the boards of other private and not-for-profit organizations, including Trillium Health Partners. She has previously served on the board of directors of Woodbine Entertainment Group, Cott Corporation, McDonald's Canada, Sirius XM Canada and Plan International Canada, the Western University Entrepreneurship Advisory Council and the Advisory Board of the Ivey School of Business.

Christine is a Member of the Order of Canada and has been inducted into the Women's Executive Network Canada's Top 100 Most Powerful Women Hall of Fame.

Christine holds a Business and Administration (Honours) degree from the University of Western Ontario. She has received an Honorary Doctorate of Commerce from Toronto Metropolitan University.

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%
People, Culture and Compensation	4/4	100%
Pension	4/4	100%

Current public board directorships

Sleep Country Canada Holdings Inc.
Metro Inc.

Past public board directorships (2018 to 2023)

Sirius XM Canada Holdings Inc.

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	715,835,382	5,869,770	721,705,152
Percentage of votes	99.19%	0.81%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	–	–
DSUs	62,957	48,322
Total market value of securities	$1,466,898	$1,354,382
Meets share ownership target	Yes (1.6x)	Yes (1.5x)
Shares of TELUS International	4,000	4,000
Total market value	$48,600	$119,560

32 • TELUS 2024 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

John Manley (Chair)



Ottawa, Ontario, Canada

Age: 74

Director since: 2012

Independent

TELUS Committees:

None[1]

Total compensation for 2023: $510,931

Areas of expertise:

- Government/regulatory affairs
- Industry knowledge and experience
- Risk management
- Governance
- Finance and accounting

John strengthens the skills of the Board through his extensive leadership experience in both the public and private sector, as a former board member, Board chair of other leading Canadian issuers, Deputy Prime Minister and a former Minister of Industry, providing invaluable insight into the regulatory framework governing TELUS.

John Manley is a corporate director, Senior Business Advisor at the law firm Bennett Jones LLP, and the Chair of Jefferies Securities Inc. From 2010 to 2018, he was the President and Chief Executive Officer of the Business Council of Canada, and from 2004 to 2009, he served as counsel to the law firm McCarthy Tétrault LLP. Before his career in the private sector, John had a notable 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance.

John has served as a director and chair of the board of directors of CAE Inc. and the Canadian Imperial Bank of Commerce. He has also been a director of CARE Canada and a member of the World Economic Forum.

In recognition of his contributions to the country, John is an Officer of the Order of Canada.

He obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. John is certified as a Chartered Director by McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University, the University of Windsor and York University.

Board and committee attendance record in 2023

	Attendance[1]	Overall
Board	6/6	100%
Corporate Governance	2/2	100%
People, Culture and Compensation	2/2	100%

Current public board directorships

None

Past public board directorships (2018 to 2023)

CAE Inc.

Canadian Imperial Bank of Commerce

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	709,926,574	11,704,500	721,631,074
Percentage of votes	98.38%	1.62%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	5,642	5,311
DSUs	156,382	133,723
Total market value of securities	$3,775,159	$3,817,874
Meets share ownership target	Yes (1.4x)	Yes (1.4x)
Shares of TELUS International	–	–
Total market value	–	–

1 John served on the Corporate Governance and People, Culture and Compensation Committees until he became Chair of the Board after our annual meeting on May 4, 2024. As Chair of the Board, John is not a member of any Board committee but regularly attends committee meetings.

TELUS 2024 INFORMATION CIRCULAR • 33

ABOUT THE MEETING AND OUR BOARD

David Mowat



West Vancouver, British Columbia, Canada
Age: 68
Director since: 2016
Independent
Audit committee financial expert
TELUS Committee:
- Audit (Chair)

Total compensation for 2023: $326,166

Areas of expertise:
- Finance and accounting
- Retail/customer experience
- Risk management
- Governance
- Corporate social responsibility

With his financial expertise and deep understanding of the needs of individual consumers and businesses, David brings valuable insights to the Board. His experience in leading community-focused financial institutions in Alberta and British Columbia enhances his ability to contribute effectively to TELUS' strategic direction.

David Mowat is a corporate director. He was President and Chief Executive Officer of ATB Financial from June 2007 to June 2018. Prior to that, he was the Chief Executive Officer of Vancouver City Savings Credit Union (Vancity) from 2000 to 2007.

Currently, David is a member of the board of directors of Laurentian Bank of Canada and the Edmonton Regional Airports Authority. He has also held significant roles as the chair of the Alberta Royalty Review Panel and as a member of the Blue Ribbon Panel on Alberta's Finances.

David's contributions have been recognized through prestigious honours and awards. David was named Glassdoor's number one rated CEO in Canada and recognized by Alberta Venture magazine as Business Person of the Year in 2014.

David holds a Bachelor of Commerce from the University of British Columbia and the ICD.D designation from the Institute of Corporate Directors. David has also received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and an Honorary Doctorate of Laws from the University of Alberta.

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%

Current public board directorships	Past public board directorships (2018 to 2023)
Laurentian Bank of Canada	None

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	717,925,165	3,774,073	721,699,238
Percentage of votes	99.48%	0.52%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	12,006	12,006
DSUs	73,880	62,880
Total market value of securities	$2,001,144	$2,056,370
Meets share ownership target	Yes (1.8x)	Yes (2.3x)
Shares of TELUS International	5,000	5,000
Total market value	$60,750	$149,450

34 • TELUS 2024 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Marc Parent



Montreal, Quebec, Canada

Age: 63

Director since: 2017

Independent

TELUS Committees:
- Pension
- People, Culture and Compensation

Total compensation for 2023: $278,826

Areas of expertise:
- HR management/executive compensation
- Corporate development
- International experience
- Governance
- Finance and accounting

As President and CEO of a company that, like TELUS, brings the digital and physical worlds closer together through world-leading technology, Marc provides the Board with valuable strategic and operational insights into the technology sector in an internationally competitive industry.

Marc Parent is President and CEO of CAE Inc. (CAE), a position he has held since 2009. Prior to that, he held several leadership positions at CAE, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer.

Marc has over 40 years of experience in the aerospace industry, having also held positions with Canadair and Bombardier Aerospace in Canada and the United States.

He currently sits on the boards of the Business and Higher Education Roundtable and the McGill University Health Centre Foundation.

Throughout his career, Marc has been honoured with numerous awards and recognitions, including being appointed a Member of the Order of Canada and the Order of Quebec. In 2022, Marc was inducted into Canada's Aviation Hall of Fame, named Industry Leader of the Year by the Living Legends of Aviation, and awarded Aviation Week's Philip J. Klass Award for Lifetime Achievement. In 2024, Marc was inducted as a Living Legend of Aviation.

Marc holds a degree in Engineering from École Polytechnique de Montréal and is a graduate of the Harvard Business School Advanced Management Program. He is the recipient of an Honorary Doctorate from École Polytechnique de Montréal, and is an active pilot holding an Airline Transport Pilot Licence from Transport Canada.

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%
People, Culture and Compensation	4/4	100%
Pension	4/4	100%

Current public board directorships

CAE Inc.

Past public board directorships (2018 to 2023)

None

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	709,666,857	12,032,937	721,699,794
Percentage of votes	98.33%	1.67%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	4,470	4,470
DSUs	72,533	58,349
Total market value of securities	$1,794,170	$1,725,010
Meets share ownership target	Yes (1.9x)	Yes (1.9x)
Shares of TELUS International	5,217	5,217
Total market value	$63,387	$155,936

TELUS 2024 **INFORMATION CIRCULAR • 35**

ABOUT THE MEETING AND OUR BOARD

Denise Pickett



Toronto, Ontario, Canada
Age: 58
Director since: 2018
Independent
TELUS Committees:
- Audit
- Corporate Governance

Total compensation for 2023: $278,357

Areas of expertise:
- Retail/customer experience
- International experience
- Risk management
- Finance and accounting
- IT and information management

As a senior leader in the payments industry, Denise brings valuable insights and experience to the Board. Her role in overseeing risk management at American Express strengthens the Board's ability to effectively manage risk within TELUS. Additionally, her experience in a sophisticated, technology-focused business with a strong focus on customer experience provides valuable perspectives for TELUS' strategic direction, both domestically and internationally.

Denise Pickett is President, Global Services Group of American Express, a role she has held since 2019. In 2021, she took on additional responsibility for consumer travel and lifestyle services. Denise has been with American Express since 1992 and has held various senior roles within the company. She served as Country Manager for American Express Canada and as President and Chief Executive Officer of Amex Bank of Canada, and subsequently held positions as President of American Express OPEN, the small business division, President of U.S. Consumer Services, and Chief Risk Officer for American Express.

Denise serves on the board of directors of the United Way of New York City. Her expertise and influence in the payments industry have been recognized, as she has been named one of the Most Influential Women in Payments by Payment Source.

Denise holds an MBA from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto.

Board and committee attendance record in 2023

	Attendance[1]	Overall
Board	5/6	83%
Audit	3/4	75%
Corporate Governance	3/4	75%

Current public board directorships	Past public board directorships (2018 to 2023)
None	Hudson's Bay Company

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	715,165,208	6,539,903	721,705,111
Percentage of votes	99.09%	0.91%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	–	–
DSUs	59,599	46,211
Total market value of securities	$1,388,657	$1,268,954
Meets share ownership target	Yes (1.5x)	Yes (1.4x)
Shares of TELUS International	4,800	4,800
Total market value	$58,320	$143,472

1 Denise was unable to attend the Board and Committee meetings in February 2023 due to a conflicting professional commitment. Her absence was approved by the Chair.

36 • TELUS 2024 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

W. Sean Willy



Saskatoon, Saskatchewan, Canada
Age: 51
Director since: 2021
Independent
TELUS Committees:
- Audit
- Corporate Governance

Total compensation for 2023: $280,056

Areas of expertise:
- Corporate social responsibility
- Government/regulatory affairs
- HR management/executive compensation
- Governance
- Corporate development

With his expertise in corporate social responsibility, climate and sustainability, human resources management, government/regulatory affairs and governance, Sean brings valuable insights to the Board. His deep understanding of the needs of both large and small businesses, as well as his focus on fostering partnerships with Indigenous Peoples, aligns with TELUS' commitment to advancing reconciliation in a meaningful way. His perspective and expertise contribute to TELUS' strategic direction and progress in building strong relationships with Indigenous communities.

Sean Willy, a member of the Deninu Ku'e First Nation, is an experienced business executive and currently serves as the President and CEO of Des Nedhe Group, the economic development entity for English River First Nation, a role he has held since 2017. Prior to this role, Sean served as the Vice-President of Des Nedhe Group. With a 25-year history in the resource sector, Sean has a proven track record of creating, developing and leading inclusive practices and building opportunities with Indigenous communities, and applying climate expertise with a focus on renewable energy.

Throughout his career, Sean has worked with leading resource companies, including Rio Tinto and Cameco Corporation, where he developed and implemented progressive and innovative Indigenous inclusion and corporate social responsibility strategies. He has been instrumental in ensuring that Indigenous Peoples are seen as full partners in long-term relationships, leading to the establishment of partnerships both internationally and throughout Canada.

Sean currently serves on the not-for-profit board for the Ronald McDonald House Saskatchewan. He has held many board leadership positions with Indigenous associations, including serving as chair of the Mining Association of Canada's Indigenous Affairs Committee, co-chair of the Canadian Council for Aboriginal Business, and a board member of Indigenous Works.

Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan, and has secured the Institute of Corporate Directors (ICD) designation.

Board and committee attendance record in 2023

	Attendance	Overall
Board	6/6	100%
Audit	3/4[1]	75%
Corporate Governance	4/4	100%

Current public board directorships

None

Past public board directorships (2018 to 2023)

GreenFirst Forest Products Inc.
(as of April 19, 2024)

Voting results of 2023 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	714,902,055	6,797,147	721,699,202
Percentage of votes	99.06%	0.94%	100%

Securities held and total market value as at March 11, 2024 and March 6, 2023

	2024	2023
Shares	–	–
DSUs	23,601	14,382
Total market value of securities	$549,903	$394,930
Meets share ownership target	No (0.6x)[2]	No (0.4x)
Shares of TELUS International	–	–
Total market value	–	–

1 In November 2023, Sean missed a committee meeting with the Chair's permission due to a cancelled flight from his home in Saskatchewan.
2 Sean has until May 7, 2026 to reach the target.

TELUS 2024 **INFORMATION CIRCULAR • 37**

38 • TELUS 2024 INFORMATION CIRCULAR ABOUT THE MEETING AND OUR BOARD Additional disclosure related to directors Partnership (TCMLP), a 100 per cent First Nation owned business. W. Sean Willy is the President and CEO of Des Nedhe Development Corporation, which, among other portfolio investments, owns TCMLP. In connection with such ownership, Sean is the Chair of TCMI. Director retirement and selection process for new director nominee In October 2023, Kathy Kinloch stepped down from our Board. Kathy joined the Board in 2017 and during her tenure, served on the Audit, Corporate Governance and People, Culture and Compensation Committees. We thank Kathy for her outstanding contributions and service to TELUS. The process the Board followed for the selection of our new director nominee included: 1 Reviewing our current Board composition and considering our Board diversity policy and skills matrix 2 Retaining the external search firm of Egon Zehnder to find and present candidates meeting our skills and diversity requirements to the Corporate Governance Committee, and 3 Considering and meeting the short-listed candidates. Interviews with these candidates were conducted by the chairs of the Corporate Governance and the People, Culture and Compensation Committees, and the Board Chair. The final short-listed candidate also met with the CEO. See page 31 for information about Martha Hall Findlay, our new nominee, and page 56 for more information about our Board renewal process. Cease trade orders, bankruptcies, penalties or sanctions TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any company within the 10 years ended March 11, 2024, which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Other than as disclosed below, TELUS is not aware of any proposed director of TELUS who: (i) had been a director, chief executive officer or chief financial officer of any company within the 10 years ended March 11, 2024, which was subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while that person was acting in such capacity, or that was issued after that person ceased to be acting in such capacity and which resulted from an event that occurred while that person was acting in such capacity; or (ii) has, within the 10 years ended March 11, 2024, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director. On December 1, 2022, the Court of King’s Bench for Saskatchewan issued an Order approving a Proposal filed with the Office of the Superintendent of Bankruptcy on October 21, 2022 and as accepted by requisite majorities of the creditors of Tron Construction & Mining Inc. (TCMI) and Tron Construction & Mining Limited

TELUS 2024 INFORMATION CIRCULAR • 39 ABOUT THE MEETING AND OUR BOARD Director compensation Principles Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board as appropriate. In determining the appropriate level and mix of elements in directors’ compensation, the Committee is guided by the following compensation principles: • We target total compensation at the 50th percentile of the comparator group based on the group that is also used for benchmarking executive compensation • A flat fee structure aligns with the ongoing risk, responsibility and duties of our directors • Equity-based pay is an important element of compensation to emphasize alignment with the interests of shareholders • Equity-based pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant • The level of compensation must be sufficient to attract and retain highly qualified directors with an appropriate mix of skills, expertise and experience • Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the risks and responsibilities of being an effective director of the Company. Benchmarking In conducting its annual benchmarking of compensation, the Corporate Governance Committee compares the mix and level of compensation for TELUS directors to the mix and level for directors of the comparator group. The comparator group for director compensation is based on the group developed for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect market data on director compensation. Meridian Compensation Partners Inc. (Meridian) was the consultant engaged to benchmark 2023 director compensation. See page 74 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year. The comparator group selected to benchmark 2023 director compensation is listed in the following table. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS’ trailing 12-month revenue and market capitalization. There were minor changes from the comparator group used in 2022. Shaw Communications Inc. has been removed, as it no longer exists after the merger with Rogers Communications Inc., and the combined Canadian Pacific Railway and Kansas City Southern was retained. Our director compensation principles Total compensation targeted at the 50th percentile of the comparator group Flat fee structure Equity compensation aligns with shareholder interests Reviewed on an annual basis to ensure that it remains appropriate, is aligned with the market and is reflective of the contributions and responsibilities of being an effective director

ABOUT THE MEETING AND OUR BOARD

Comparator group for benchmarking 2023 director compensation	
Bank of Montreal (diversified banks)	Loblaw Companies Limited (food retail)
BCE Inc. (telecommunications services and media)	Nutrien Ltd. (fertilizers and agricultural chemicals)
Canadian Imperial Bank of Commerce (diversified banks)	Quebecor Inc. (telecommunications services and media)
Canadian National Railway Company (railways)	Rogers Communications Inc. (telecommunications services and media)
Canadian Pacific Kansas City Limited (railways)	Shopify Inc. (internet infrastructure for retail commerce)
Canadian Tire Corporation, Limited (general merchandise)	Suncor Energy Inc. (integrated energy)
CGI Inc. (IT consulting and systems integration)	Thomson Reuters Corporation (publishing)
Enbridge Inc. (oil and gas storage and transportation)	TC Energy Corporation (integrated energy)
Fortis Inc. (electricity and gas utilities)	

Components of compensation

TELUS uses a tiered flat fee structure for our non-management directors. A flat fee structure aligns with the changing role of directors and the ongoing risk, responsibility and duties of our directors throughout the year (rather than a fee structure based on attendance at meetings). Directors regularly provide advice outside of meetings, continuously keep abreast of developments affecting the Company and frequently identify opportunities for the Company. As well, directors must be attentive to the best interests of the Company at all times. In accordance with the TELUS Board Policy Manual, attendance at all Board and committee meetings is mandatory, subject to extenuating circumstances. The Chair must approve any extenuating circumstances. The tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all Board and committee member fees except where attendance is required at more than the number of meetings specified below.

If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 (all in cash) for each such additional Board or committee meeting attended. Additional meeting fees may also be paid for service on a special committee.

The components of the tiered flat fee annual retainer structure (paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table. The total amount of retainer payable to non-management directors, including for committee service, and to all chairs of the committees was updated in 2023, as indicated in the table below. There were no changes to the compensation for the Chair of the Board in 2023.

	Compensation ($)		
Tier	Cash (40%)	DSUs (60%)	Annual retainer
Non-management directors, including committee service	108,000	162,000	270,000[1]
Chair of Pension Committee or Corporate Governance Committee	124,000	186,000	310,000[2]
Chair of Audit Committee or People, Culture and Compensation Committee	128,000	192,000	320,000[3]
Chair of the Board	216,000	324,000	540,000

1 Increased from $260,000 in May 2023.
2 Increased from $285,000 in May 2023.
3 Increased from $295,000 in May 2023.

Directors may elect to receive the cash portion of their annual retainers and additional meeting fees, if any, in any combination of cash, DSUs and shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of shares until they meet the minimum share ownership target noted on page 41. Each non-management director is also entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap, for continuing education and to receive a travel fee of $1,500 for return travel in excess of six hours to attend Board meetings.

40 • TELUS 2024 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

2023 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2023 is shown in the table below.

Directors[1]	Fees earned ($) Annual retainer	Fees earned ($) Travel fees[2]	Share-based awards (DSUs) ($)	All other compensation[3] ($)	Total ($)
Dick Auchinleck[4]	74,176	–	–	8,332	82,508
Ray Chan	120,620	–	186,000	6,000	312,620
Hazel Claxton	106,626	3,000	162,000	5,539	277,165
Lisa de Wilde	120,566	3,000	186,000	12,601	322,167
Victor Dodig	106,626	3,000	162,000	6,209	277,835
Tom Flynn	106,626	3,000	162,000	4,056	275,682
Mary Jo Haddad	124,566	3,000	192,000	5,639	325,205
Kathy Kinloch[5]	83,148	–	162,000	6,114	251,262
Christine Magee	106,626	3,000	162,000	190	271,816
John Manley[6]	177,539	3,000	324,000	6,392	510,931
David Mowat	124,566	1,500	192,000	8,100	326,166
Marc Parent	106,626	3,000	162,000	7,200	278,826
Denise Pickett	106,626	1,500	162,000	8,231	278,357
Sean Willy	106,626	3,000	162,000	8,430	280,056

1 Darren does not receive compensation for services as a director of TELUS or TELUS International. Compensation disclosure for Darren is on page 97.
2 Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting. This is paid in either cash or DSUs, depending on the director's election.
3 Includes reimbursement of up to $6,000 per year for any combination of TELUS services offered to consumers in the director's location, including home services (Optik TV®, home phone, internet, home security) and mobile phone services (including data and roaming), as well as medical and health-related services offered through TELUS' wholly owned subsidiaries; up to $1,200 per calendar year towards equipment such as smartphones and tablets; and reimbursement of up to $5,000 per calendar year for continuing education. These amounts are paid in cash.
4 Dick retired after our annual meeting on May 4, 2023.
5 Kathy retired on October 12, 2023.
6 John became Chair of the Board after our annual meeting on May 4, 2023.

Our non-management directors have met their equity ownership targets, except for three directors who have five years from the date of their appointment to meet their target and have not yet served five years.

Director equity ownership target

All non-management directors are required to reach an equity ownership target equal to 3.5 times the value of the annual retainer ($945,000) within five years of their appointment date. In his capacity as Chair of the Board, John's equity ownership target is equal to five times his annual retainer ($2,700,000). DSUs are included in calculating whether a director has met the equity ownership target, as they are substantially the same as common shares, except that they cannot be redeemed until after a director has retired.

All of the current non-management directors have exceeded the ownership target, other than Hazel, Victor and Sean, who are still within the five-year period following the date of their appointment for meeting their ownership target (see their respective director profiles for exact dates). The actual number of shares and DSUs owned or controlled by each non-management director as at March 6, 2023 and March 11, 2024, as well as their total market value, can be found in *Director profiles* on pages 23 to 38. Information for Darren, including his equity ownership target, is on page 97.

TELUS 2024 **INFORMATION CIRCULAR** • 41

ABOUT THE MEETING AND OUR BOARD

Director share-based awards

Below is a summary of all share-based awards outstanding in 2023 for each non-management director in 2023. TELUS does not grant options to non-management directors. All share-based awards granted to non-management directors were vested as at December 31, 2023. Information regarding share-based awards for Darren is on page 97.

	Share-based awards[1]		
Name	Number of DSUs that have vested[2]	Market or payout value of vested share-based awards not paid out or distributed ($)[3]	Value granted in-year ($)[3]
Dick Auchinleck	534,420	12,601,623.60	693,299.16
Ray Chan	87,820	2,070,795.60	266,359.68
Hazel Claxton	23,210	547,291.80	213,163.20
Lisa de Wilde	80,637	1,901,420.46	257,045.58
Victor Dodig	18,889	445,402.62	257,823.72
Thomas Flynn	40,236	948,764.88	285,530.22
Mary Jo Haddad	109,478	2,581,491.24	299,206.62
Kathy Kinloch[4]	76,678	1,808,067.24	304,677.18
Christine Magee	61,986	1,461,629.88	313,731.90
John Manley	153,962	3,630,423.96	519,042.96
David Mowat	72,720	1,714,737.60	251,692.92
Marc Parent	71,412	1,683,894.96	325,969.92
Denise Pickett	58,681	1,383,697.98	308,190.60
Sean Willy	23,240	547,999.20	213,210.36

1 Share-based awards are DSUs as at December 31, 2023.
2 DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by them, in accordance with the terms of the DSU Plan. See pages 124 to 125. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.
3 Based on the closing share price of $23.58 on December 31, 2023. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.
4 Kathy retired from the Board effective October 12, 2023.

42 • TELUS 2024 **INFORMATION CIRCULAR**

TELUS 2024 INFORMATION CIRCULAR • 43 Board approval of TELUS’ social purpose – The Board has formally approved TELUS’ social purpose, which guides Board and management decision-making Independent board and committees – 13 of our 14 director nominees are independent and all of our committees are composed of independent directors Separate role of Board Chair and President and Chief Executive Officer (CEO) – We maintain separate Chair and CEO positions and our Chair is an independent director Share ownership guidelines – We require directors and senior executives to own shares, or have an equity interest in TELUS, to align their interests with our shareholders and we disclose share ownership targets and numbers Majority voting for directors – Our Board adopted a majority voting policy in 2003 Strong risk oversight – Our Board and committees oversee our risk management program and our exposure to strategic, financial and operational risks Formal assessment process – Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair and committee chairs) on an annual basis Limit on interlocking boards – We limit the number of other public company boards our directors can serve on together No overboarding of directors – Our policy states that no directors should sit on more than four other public company boards. A director who is a chief executive officer or a full-time senior executive at a public company should not serve on more than two public company boards in addition to the Board of TELUS Director recruitment and board succession – In January 2013, we implemented a 15-year term limit for independent directors and a retirement road map that informs our Board succession planning and process Related party transactions – Our Corporate Governance Committee is mandated with reviewing any related party transactions that arise involving a director or senior officer of TELUS, and to approve any procedures that should be adopted in connection therewith. Our Audit Committee also reviews any significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate Enterprise risk management and materiality mapping – We conduct an enterprise risk and materiality mapping analysis on an annual basis (as further described on page 46) ESG metrics are considered on our corporate scorecard and executive compensation – By including environmental, social and governance (ESG) metrics in our corporate scorecard, our executives are incentivized to reach our ESG objectives on an annual basis Diverse board – Our Board represents a diverse mix of skills, backgrounds and experience. The Board of Directors approved the following updates to the Board diversity policy: • The gender representation target was increased from a minimum of 33.3 per cent male and female directors to a minimum of 40 per cent of each gender • The collective target for under-represented groups was broadened to include persons with disabilities and members of the LGBTQ2+ community • The target for under-represented groups was increased from two to three directors. The Board has met or surpassed all diversity targets specified in this policy Independent advice – Each Board committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities Code of ethics and conduct – Our directors, officers and employees must comply with our code of ethics and conduct and confirm their compliance every year. The Board provides oversight over conflicts of interest Shareholder engagement – We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year. In addition, there are a variety of opportunities for shareholders to connect with the Board directly (as further described on page 62) Say-on-pay – We have held an advisory vote on our approach to executive compensation every year since 2011 In-camera sessions – Independent directors meet without management present at each Board and committee meeting What we do Statement of TELUS’ corporate governance practices Executive summary Corporate governance

44 • TELUS 2024 INFORMATION CIRCULAR Formal director orientation and ongoing education program – We have a comprehensive orientation process for new directors, and new members of committees, and an ongoing education program for the Board Mentoring – New directors are paired with a director who has several years of experience on TELUS’ Board to act as a mentor and assist with their orientation and understanding of the functioning of the Board ESG oversight – Our Corporate Governance Committee reviews and monitors, on behalf of the Board, TELUS’ overall approach, planning and reporting on ESG matters, while our Audit Committee reviews the metrics regarding climate-related risks, sustainability and environmental disclosure in our financial reporting. A member of senior management reports to the Corporate Governance Committee about climate change risk management on a quarterly basis What we do x No slate voting – Our directors are individually elected x No management directors on committees – Our management director does not sit on any of the Board committees x No share option awards for directors – We do not grant share options to directors x No monetization or hedging – No director, executive or employee can monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements What we do not do We strive to be at the forefront of governance and regularly assess emerging best practices and changing legal requirements to ensure we are providing transparent disclosure that is helpful to our stakeholders, even if that disclosure goes beyond what is legally required. TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, we have voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members except as indicated below. TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules. Statement of TELUS’ corporate governance practices (continued) CORPORATE GOVERNANCE

TELUS 2024 INFORMATION CIRCULAR • 45 CORPORATE GOVERNANCE Board of Directors Oversight and mandate The Board is responsible for the stewardship of the Company and for overseeing the management of the Company’s business and affairs. The Board has adopted the TELUS Board Policy Manual to assist directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. The entire TELUS Board Policy Manual, including the terms of reference for the Board of Directors, is reviewed annually by the Corporate Governance Committee and any amendments are approved by the Board. The Board fulfills its duties and responsibilities both directly and by delegating some of these responsibilities to its committees. Following is a discussion of the key mandates for the Board, namely, strategic planning, risk oversight and succession planning. To further delineate its responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures. Strategic planning One of the Board’s key mandates is to oversee the development and implementation of the Company’s strategic objectives and goals. The corporate priorities and the plan to achieve those priorities are reviewed and approved by the Board each December. Every quarter, the Board receives updates on the Company’s progress against each of the priorities, with key performance metrics and drivers. At each meeting, the Board holds detailed discussions on strategy and the implementation of the Company’s strategic plan and priorities. Critical to this process are the Board’s strategy sessions, held alongside quarterly Board meetings in 2023, at which the Board and management consider specific aspects of our strategic plan and corporate priorities in greater detail. These meetings, as well as more informal activities during the course of the year, including Board dinners and community engagement, provide opportunities for our directors to meet with members of our senior leadership team in order to enhance their understanding of our business and to inform their participation in executive succession planning. The Board plays a key role in reviewing the Company’s corporate priorities and setting the Company’s strategic objectives and goals. A copy of the TELUS Board Policy Manual is available at telus.com/governance.

46 • TELUS 2024 INFORMATION CIRCULAR CORPORATE GOVERNANCE While the Board maintains overall responsibility for risk, the responsibility for certain aspects of the risk oversight program is delegated to certain committees as indicated below. Throughout the year, the Board and each of the committees dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail. The Board receives quarterly updates on specific risks and risk mitigation activities from each of the committees. Risk oversight Risk oversight and management is another key mandate of the Board. Board oversight The Board has oversight for risk management and is responsible for: • Identifying and overseeing material risks to the Company’s business, including strategic, operational, financial, legal, compliance and regulatory risks • Ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks • Reviewing, on an annual basis, the Company’s risk management program, including risk appetite, integrated enterprise risk assessment, quality and adequacy of risk-related information provided to the Board and allocation of risk oversight among the Board and each of the committees • Oversight of conflicts of interest. Through an annual internal risk and control assessment, each director identifies key enterprise risks and provides their perception of TELUS’ risk appetite in key risk areas. For a detailed explanation of the material risks faced by TELUS and its affiliates, see Sections 9 and 10 of Management’s discussion and analysis in the TELUS 2023 annual report. Audit Committee The Audit Committee is responsible for overseeing and monitoring risks relating to financial policies, reporting and disclosure, tax, regulatory compliance, litigation, security, cybersecurity, and technological risk issues, ethics and audit (internal and external), including the oversight of any metrics regarding climate-related risks, sustainability, and environmental disclosure in financial reporting. It also reviews the enterprise key risk profile, risk trends and key risk mitigation strategies for top risks each quarter, and approves the internal and external audit plans on an annual basis. Corporate Governance Committee The Corporate Governance Committee oversees and monitors risks related to the Company’s governance structure and processes, including assisting the Board in implementing corporate governance guidelines and policies and determining the composition of the Board and its committees. It also has oversight over environmental matters, corporate social responsibility, sustainability, relations with Indigenous communities and insurance-related matters. People, Culture and Compensation Committee The People, Culture and Compensation Committee provides oversight of the Company’s people and culture strategy and its alignment with the Company’s strategy and social purpose, including with respect to diversity and inclusion, employee well-being, health and safety, and labour relations, as well as performance, compensation and succession planning for executive management. It also reviews (together with the Audit Committee) the code of ethics and conduct and receives reports on breaches of the code. Pension Committee The Pension Committee is responsible for overseeing and monitoring risks associated with the administration and investment activities of the pension plans of the Company. It also develops and implements appropriate policies, systems and processes to identify and manage those risks.

TELUS 2024 INFORMATION CIRCULAR • 47 CORPORATE GOVERNANCE Social purpose For more than two decades, TELUS has been driven by purpose: leveraging our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Purpose is a company’s “north star” and the foundation for making capital spending and product development decisions. Far from being just an act of goodwill, being purpose-driven has significant strategic and economic benefits as well. TELUS aims to deliver both positive social and financial returns, truly differentiating ourselves from our competitors. We use our technology to provide efficient and effective solutions that improve the lives of all Canadians, continually pushing to bridge digital divides and ensure everyone has the means to connect to the vital resources, tools and people that matter most. Our purpose has guided our diversification into business verticals that use technology to improve the flow of information, ultimately leading to better outcomes for people around the world. Our team members and the communities in which they live, work and serve alongside all of our customers see the direct impact of this purpose-driven business model, and this inspires them to remain engaged with TELUS. Using our business to serve this greater social purpose in a way that benefits all of our stakeholders – from shareholders to customers to the most vulnerable in our communities – is what we call social capitalism. The Board has approved a formal statement of TELUS’ purpose. This purpose then informs and is reflected in Board decision-making and reporting from management to the Board throughout the year, including: • Approving the Company’s objectives and goals, including its strategic plan to achieve these objectives and goals • Approving material transactions and investments, including mergers and acquisitions • Assessing the key risks facing the Company and oversight of its risk management program • Evaluating the CEO’s performance, determining his compensation and planning for CEO succession • Implementing Board renewal planning, including ensuring that the Board has the benefit of a broad diversity of skills, background and experience • Approving the Company’s disclosure to shareholders and other stakeholders, including as it relates to progress on the Company’s sustainability goals • Reviewing reports on how TELUS is engaging with Indigenous communities and taking measurable steps along the road to reconciliation • Considering the results of our Connecting for Good® and TELUS Wise® programs and TELUS’ leadership in the responsible and ethical use of artificial intelligence (AI). In 2023, the TELUS team demonstrated the motivational power of this social purpose, logging an unprecedented 1.5 million hours of volunteerism in our communities across the globe. Importantly, this represents the fifth consecutive year that the TELUS team, including team members and retirees worldwide, has collectively contributed over one million volunteer hours. This brings us to a total of 16 million hours, which equates to 2.2 million days of volunteering since 2000. In June 2021, TELUS became the first company in Canada to release a sustainability-linked bond framework, and in the same month we completed our first sustainability-linked bond offering. Through this framework, we continue to hold ourselves accountable for achieving ambitious science-based greenhouse gas (GHG) emissions reduction targets to ensure we set the corporate example for environmental and sustainability leadership. Our 2023 sustainability-linked note offerings affirmed TELUS’ position as the corporation with the largest sustainability-linked bond program in the Canadian fixed income market. For general information about our framework, please visit telus.com/investors. For general information about our commitment to a more sustainable future, visit telus.com/sustainability. For more information on our leadership in social capitalism, visit telus.com/annualreport and telus.com/sustainability. For more information about our social purpose, please visit telus.com/purpose. Sustainability and environmental governance We have a long-standing foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship. Board oversight of climate-related risks and opportunities Our Board of Directors is responsible for the stewardship of the Company, which includes oversight of enterprise risk management. At our quarterly Board meetings, our Board reviews reports and engages in discussions on corporate strategies, progress and targets, in addition to emerging risks and opportunities for innovation, such as how technology can assist in responding to climate-related extreme weather events. The Corporate Governance Committee of our Board reviews and monitors, on behalf of the Board, the Company’s approach, planning and reporting on sustainability and ESG matters; and reviews and recommends to the Board for approval the Company’s annual sustainability and ESG report and other related disclosures. Our Sustainability and Environment and Enterprise Risk Management teams provide quarterly reports to this committee.

48 • TELUS 2024 INFORMATION CIRCULAR CORPORATE GOVERNANCE These reports contain pertinent information regarding our environmental and climate-related risks and related compliance activities. The Corporate Governance Committee also oversees climate-related opportunities as they arise or are otherwise identified and discussed during its quarterly meetings. The Audit Committee of our Board reviews the metrics regarding climate-related risks, sustainability and environmental disclosure in our financial reporting. Our Board renewal process involves an ongoing assessment of Board member skills, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. As part of this process, Board members are asked to identify their experience or education as they relate to sustainability, environment and climate risk management. Management oversight of climate-related risks and opportunities Our CEO and Executive Team are responsible for the execution of the strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation, as well as identifying climate-related opportunities. Our Sustainability and Environment team reports to our Senior Vice-president & Treasurer, who is responsible for the development and governance of our sustainability strategy. The Sustainability and Environment team seeks to assess climate-related risks and opportunities by integrating sustainability considerations and implementing projects across the business, delivering in-house training to raise awareness of sustainability, and managing our environmental management system (EMS), which is ISO 14001:2015 certified in Canada. This process includes benchmarking through formal and informal materiality assessments, data and scenario analysis, considering internal and external stakeholder input and reviewing the regulatory environment in which we operate. As we work to mitigate the climate impacts of our own operations, we also integrate climate considerations throughout our product development and innovation processes across our business, including in emerging areas such as TELUS Health and TELUS Agriculture & Consumer Goods. As we enhance our current products and develop new ones, we consider relevant climate risks and opportunities to align with our commitment to a low-carbon future. Additionally, we link our sustainability performance to compensation through our corporate scorecard, which affects the Company-wide performance bonus structure. The social capitalism index within the scorecard contains metrics that measure our performance in reducing GHG emissions, as well as metrics related to our social impact. In addition, our Sustainability and Environment team’s performance bonus structure is linked more broadly to our environmental goals. For more information on our climate-related governance, strategy, risk management and targets, see the climate-related risks and opportunities discussion in our 2023 annual information form and our 2023 sustainability and ESG report. Indigenous relations TELUS recognizes the unique culture and governance of Indigenous nations and communities. We are committed to engaging Indigenous Peoples in a manner that respects the rights set out in the United Nations Declaration on the Rights of Indigenous Peoples. TELUS acknowledges Indigenous Peoples’ inherent right to self-governance, and supports processes and agreements that reflect this authority and the role of Indigenous Peoples as stewards of their lands. In recognition of the importance of relations with Indigenous Peoples and communities, in 2021, the terms of reference of the Corporate Governance Committee were amended to clarify that it is the Board Committee that has oversight of Indigenous relations. The Corporate Governance Committee receives regular presentations and reports from our Indigenous Relations team on TELUS’ Indigenous Reconciliation Action Plan (IRAP) and targets. We are committed to moving forward along the path of reconciliation in a deeply meaningful way, in partnership with indigenous peoples and in alignment with our reconciliation strategy. We continue to hold ourselves accountable for the actions laid out in our IRAP. An update on our IRAP commitments, including the actions we took in 2023, can be found in our 2023 Indigenous Reconciliation and Connectivity Report.

TELUS 2024 INFORMATION CIRCULAR • 49 CORPORATE GOVERNANCE Committees To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its committees to ensure a full review of certain matters. These include the Audit, Corporate Governance, Pension, and People, Culture and Compensation committees. Audit Committee 4 meetings in 2023 Members as of December 31, 2023 David Mowat (Chair) Hazel Claxton Thomas Flynn Denise Pickett Sean Willy Corporate Governance Committee 4 meetings in 2023 Members as of December 31, 2023 Lisa de Wilde (Chair) Mary Jo Haddad Denise Pickett Sean Willy People, Culture and Compensation Committee 4 meetings in 2023 Members as of December 31, 2023 Mary Jo Haddad (Chair) Ray Chan Hazel Claxton Lisa de Wilde Christine Magee Marc Parent Pension Committee 4 meetings in 2023 Members as of December 31, 2023 Ray Chan (Chair) Victor Dodig Thomas Flynn Christine Magee Marc Parent The following table provides an overview of our current Board committees. Management directors do not serve on any committee and, as Board Chair, John Manley is not a member of any committee but regularly attends committee meetings. All of the committees are composed solely of independent directors. Independent

50 • TELUS 2024 INFORMATION CIRCULAR CORPORATE GOVERNANCE Mandate Responsibilities Audit Committee To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting. • Monitoring internal controls and disclosure controls • Monitoring legal, regulatory and ethical compliance and reporting and the timeliness of filings with regulatory authorities, including the oversight of any metrics regarding climate-related risks, sustainability and environmental disclosure in our financial reporting • Reviewing and assessing the independence and performance of the Company’s external and internal auditors • Overseeing the management of the Company’s risks • Monitoring the Company’s creditworthiness, treasury plans and financial policy • Overseeing the Company’s whistleblower and complaint procedures. For more details on the Audit Committee’s 2023 activities, see page 65. For more information on the Audit Committee, including its terms of reference, refer to the Audit Committee section in our annual information form for the year ended December 31, 2023. Corporate Governance Committee To assist the Board in fulfilling its oversight responsibilities to ensure TELUS has an effective corporate governance regime. • Monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance policies and practices • Identifying, recruiting and recommending nominees for election as directors • Ensuring the provision of ongoing education and development for directors • Overseeing Board and director evaluations • Recommending to the Board its determination of directors’ independence, financial literacy, financial expertise, and accounting or related financial management expertise • Monitoring and reviewing insurance claims and property risks, corporate social responsibility, relations with Indigenous communities, and environmental matters and policies. For more details on the Corporate Governance Committee’s 2023 activities, see page 67. Pension Committee To oversee the administration, financial reporting and investment activities for six registered Company pension plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans). • Monitoring the actuarial soundness of the Pension Plans • Monitoring the administrative aspects of the Pension Plans • Monitoring the investment policies of the Pension Plans • Monitoring the performance of the investment portfolios and compliance with applicable legislation • Recommending to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans. For more details on the Pension Committee’s 2023 activities, see page 69. People, Culture and Compensation Committee To provide oversight of the Company’s people and culture strategy and its alignment with the Company’s strategy and social purpose, including with respect to Company policies and performance, compensation and succession planning for executive management. • Determining CEO goals and objectives relative to compensation • Evaluating CEO performance • Reviewing and recommending to the Board for approval the compensation arrangements for the CEO (based on evaluation) • Reviewing and approving the compensation arrangements for our ELT (Executive Leadership Team – all Executive Vice-presidents (EVPs) who are appointed officers of the Company) • Overseeing CEO succession planning (together with the full Board) and executive succession planning • Monitoring executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct. For more details on the People Committee’s 2023 activities, see page 70. Each committee has terms of reference that set out its mandate, duties and scope of authority, and each committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each committee are shown in the table below.

TELUS 2024 INFORMATION CIRCULAR • 51 CORPORATE GOVERNANCE The mandate of each committee and its annual work plan are approved by each committee on an annual basis. Finally, each committee has the authority to retain external advisors at TELUS’ expense in connection with its responsibilities. The People Committee has retained Meridian Compensation Partners Inc. (Meridian) as its independent external executive compensation consultant. A description of Meridian’s work for the People Committee is on page 74. The Corporate Governance Committee has also retained Meridian to assist in the annual market study of directors’ compensation (see page 67). We believe our directors should have exposure to different committees, so that they can develop a broad Company perspective. Our committee succession planning principles are considered annually by the Corporate Governance Committee and include the following: • Generally, new directors serve only on the Audit Committee for the first year, and thereafter may serve on two committees. We aim to have at least one director who serves on both the People Committee and the Pension Committee to provide a direct linkage on related matters • Other serving committee members are identified as potential emergency committee chairs • The Chairs of the Audit and People Committees will generally only serve on their respective committees of the Board, in consideration of the extra responsibilities associated with those roles, unless the Board determines that their overall workload and responsibilities allow them to serve on a second committee while continuing to act as Chair • The principles of our diversity policy should apply to the committee composition and succession plan to ensure that diversity considerations are taken into account when determining the optimal composition and mix of skills for each committee. Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, over his tenure as a Board member, since joining in 2012, John has served on each committee. Ray joined the Board in 2013 and served on the Audit Committee for four years; he now serves on the People Committee and chairs the Pension Committee. In 2023, the Board approved the following changes to committee membership effective after the May 2023 annual meeting: Lisa joined the People Committee and stepped down from the Pension Committee, and Victor joined the Pension Committee. John stepped down from the Corporate Governance and People Committees upon becoming the Chair of the Board. For more information about our standing committees, see the committee reports starting on page 65. Each committee’s terms of reference, which include brief position descriptions for the chair of each Board committee, is also part of the TELUS Board Policy Manual available at telus.com/governance. Independence The Board determines independence using a set of criteria that go beyond applicable securities rules and the Board has chosen to voluntarily comply with all elements of the independence test set out by the NYSE, including those that are not binding on TELUS. Accordingly, the independence criteria applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual, which also requires a majority of the Board’s members and the Chair to be independent. Furthermore, all committee members must be independent. Members of both the Audit and the People Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire. The Company provides services across its business areas to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between a director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the scope of the services provided, the monetary and strategic value of those services to each party, the degree of Our committee succession planning principles aim to balance giving directors exposure to different committees with maintaining expertise and institutional knowledge on each committee.

52 • TELUS 2024 INFORMATION CIRCULAR CORPORATE GOVERNANCE dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated. Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors, including the Chair and the Company, either directly or as a partner, shareholder or officer of an organization, that has a material relationship with the Company. As a regular feature at each Board and committee meeting, there is an in-camera session of the independent directors. The Chair or the committee chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings and in-camera sessions and the total number of meetings held by our Board and each committee in 2023. Board/Committee Regularly scheduled meetings In-camera sessions Total number of meetings Board 6 6 6 Audit Committee 4 4 4 Corporate Governance Committee 4 4 4 Pension Committee 4 4 4 People, Culture and Compensation Committee 4 4 4 Position descriptions – Chair and CEO The Board has developed a description of the roles and responsibilities of the Chair and the CEO, to delineate clearly the Board’s expectations of the Chair and the CEO. That description is included in the TELUS Board Policy Manual available at telus.com/governance. The Chair’s primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. The Chair’s duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board’s understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of director candidates and the evaluation of the Board, its committees and its members; and facilitating the Board’s efforts to promote engagement with, and feedback from, shareholders. The CEO reports to the Board and bears the primary responsibility for managing the business and affairs of the Company. The CEO’s duties include leading the execution of the Company’s strategy; keeping the Board current on major developments; recommending the Company’s strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customers first culture that promotes ethical practices and supports individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession plans for the ELT; supporting the Corporate Governance Committee in respect of recruiting director candidates for the Board; supporting the People Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company’s corporate priorities, which are approved annually by the Board. The Chair of the Board is an independent director. The CEO is responsible for managing the business and affairs of TELUS and for leading the execution of the Company’s strategy.

CORPORATE GOVERNANCE

Expectations of our Board – Attendance, caps on outside service and interlocks

Our Board expects all directors to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs and become effective ambassadors of the Company.

In accordance with the TELUS Board Policy Manual, attendance at all Board and committee meetings is mandatory, subject to extenuating circumstances. The Chair must approve any extenuating circumstances. For any absences from meetings which are not approved by the Chair as being due to extenuating circumstances, if a director attends less than 75 per cent of meetings held in a year, the Corporate Governance Committee will take a director's attendance into consideration during the nomination process. The following table provides a breakdown of each independent director's attendance.

Director attendance

Name	Board	Audit Committee	Corporate Governance Committee	Pension Committee	People, Culture and Compensation Committee
Ray Chan	6/6			4/4	4/4
Hazel Claxton	6/6	4/4			4/4
Lisa de Wilde	5/6		3/4	2/2	1/2
Victor Dodig	6/6			3/3	
Thomas Flynn	6/6	4/4		4/4	
Mary Jo Haddad	6/6		4/4		4/4
Christine Magee	6/6			4/4	4/4
John Manley	6/6		2/2		2/2
David Mowat	6/6	4/4			
Marc Parent	6/6			4/4	4/4
Denise Pickett	5/6	3/4	3/4		
Sean Willy	6/6	3/4	4/4		

Directors who are employed as CEOs or in other senior executive positions on a full-time basis with a public company should not serve on the boards of more than two public companies in addition to the Company's Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company's Board. TELUS' CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. In considering whether to recommend that more than two directors serve on the same board or committee, the Corporate Governance Committee will take into account all relevant considerations, including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS.

TELUS 2024 **INFORMATION CIRCULAR** • 53

54 • TELUS 2024 INFORMATION CIRCULAR CORPORATE GOVERNANCE In 2020, the Board passed a policy limiting the ability of any director of TELUS Corporation to serve on the board of TELUS International or any of its subsidiaries without the approval of the Corporate Governance Committee, upon the recommendation of the CEO. In 2022, the Corporate Governance Committee granted Darren approval to serve as the chair of the board of TELUS International. None of TELUS’ director nominees served together on other public company boards as at the date of the circular. Board renewal – Size and composition of the Board, nomination of directors and term limits The Corporate Governance Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors. When considering the Board’s size and composition, the Corporate Governance Committee and the Board have two primary objectives: • To form an effectively functioning Board that presents a diversity of views and business experience • To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is sufficient capacity to fully meet the demands of the Board and its four committees and to facilitate transition when new members are elected or appointed. The Board believes that having a board of directors consisting of between 10 and 16 members promotes effectiveness and efficiency. The Corporate Governance Committee regularly reviews the profile of the Board, including the age and tenure of individual directors and the representation of diversity, geography and areas of expertise according to the skills matrix. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively. The Board also strives to achieve a balance between the need for a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Board renewal, in line with these objectives, has been a focus of the Corporate Governance Committee and the Board in recent years. For more information, please refer to the Corporate Governance Committee report on page 67. The Board does not have a mandatory age limit, but it does have a term limit policy that requires independent directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director’s term for such period as the committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 67 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible. The Board renewal process also involves maintaining a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director is asked to indicate the skills and competencies that they demonstrate. The following table lists the top five competencies of our nominees, while taking into consideration that each nominee has senior executive/ strategic leadership experience. This table also discloses their self-identified gender, residence, tenure, age, diversity and official languages spoken. Director term limits Age limit Tenure limit Other mechanisms for Board renewal No Yes, 15 years for independent directors who joined the Board after January 1, 2013 Rigorous performance assessment process (see below for more details)

CORPORATE GOVERNANCE

	Gender	Residence[1]	Years on Board			Age			Language		Diversity		Top five competencies[2]										
			0 to 5	6 to 10	11+	59 and under	60 to 69	70+	English	French	Visible minority	Indigenous Peoples	Governance	Finance and accounting	Human resources management/executive compensation	Risk management	Industry knowledge and experience	Retail/customer experience	Corporate social responsibility	International experience	Corporate development	Information technology and information management knowledge and/or experience	Government/regulatory affairs
Ray Chan	M	BC		✓			✓		✓		✓		✓	✓	✓				✓		✓		
Hazel Claxton	F	ON	✓				✓		✓		✓		✓	✓	✓	✓			✓				
Lisa de Wilde	F	ON		✓			✓		✓	✓			✓				✓	✓				✓	✓
Victor Dodig	M	ON	✓			✓			✓					✓	✓			✓			✓		✓
Darren Entwistle	M	BC			✓		✓		✓	✓							✓	✓	✓	✓	✓		
Thomas Flynn	M	ON	✓				✓		✓				✓	✓		✓				✓	✓		
Mary Jo Haddad	F	ON		✓			✓		✓				✓		✓		✓					✓	✓
Martha Hall Findlay	F	AB	✓				✓		✓	✓			✓					✓	✓	✓			✓
Christine Magee	F	ON	✓				✓		✓				✓	✓	✓	✓		✓					
John Manley	M	ON			✓			✓	✓	✓			✓	✓		✓	✓						✓
David Mowat	M	BC		✓			✓		✓				✓	✓		✓		✓	✓				
Marc Parent	M	QC		✓			✓		✓	✓			✓	✓	✓					✓	✓		
Denise Pickett	F	ON	✓			✓			✓					✓		✓		✓		✓		✓	
Sean Willy	M	SK	✓			✓			✓			✓	✓		✓				✓		✓		✓

1 BC = British Columbia; AB = Alberta; SK = Saskatchewan; ON = Ontario; QC = Quebec

2 Below are various skills and competencies that the Board regards as being integral to the continued growth of the business, in addition to the senior executive/strategic leadership experience that the Board requires of each director.

- **Governance** – Experience with, or understanding of, leading governance/corporate social responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency
- **Finance and accounting** – Experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls and IFRS
- **Human resources management/executive compensation** – Experience with, or understanding of, executive compensation and benefits, talent management/retention, leadership development, diversity and inclusion, and succession planning
- **Risk management** – Experience with, or understanding of, internal risk controls, risk assessments and reporting
- **Industry knowledge and experience** – Experience with, or understanding of, telecommunications, content, healthcare and health information industries, agriculture and consumer goods industries and/or security industries, including strategic context, market competitors and business issues facing those industries
- **Retail/customer experience** – Experience with, or understanding of, the mass consumer industry, customer experience and insights (whether directly or indirectly through retail channels)
- **Corporate social responsibility** – Experience with, or understanding of, corporate social responsibility initiatives, including ESG, climate change, sustainability, diversity and inclusion, and community affairs as business imperatives
- **International experience** – Experience with, or understanding of, cultivation and sustainability of international business relationships, including oversight of multinational operations
- **Corporate development** – Experience with, or understanding of, corporate development opportunities, including mergers and acquisitions
- **Information technology and information management knowledge and/or experience** – Experience with, or understanding of, relevant current and emerging technologies and related innovation (e.g., artificial intelligence, digital solutions/transformation), including telecom and agriculture and consumer goods technology, technology start-ups, governance of information management (e.g., cyber-security), local and global regulatory requirements, and the Board's role in overseeing information technology
- **Government/regulatory affairs** – Experience with, or understanding of, provincial, federal and global government and public policy and regulatory environments across geographic footprints in telecommunications, healthcare operations, broadcasting, information security, information technology and/or agriculture contexts.

TELUS 2024 **INFORMATION CIRCULAR • 55**

56 • TELUS 2024 INFORMATION CIRCULAR CORPORATE GOVERNANCE Board renewal – Process The Corporate Governance Committee maintains an evergreen list of potential candidates, which is based on its prioritized list of skills and attributes. This list must also include a diverse group of candidates. The directors, the CEO and senior management, as well as external professional search organizations, regularly identify additional candidates for consideration by the Corporate Governance Committee. Search protocols require that the pool of identified candidates meet the approved skills and diversity criteria. When recruiting new directors, the Corporate Governance Committee considers candidates on merit, taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best advance the Company’s business plan and strategies. Consistent with the Board diversity policy, the Corporate Governance Committee also takes into account multiple aspects of diversity, such as gender, geography, age and visible minority/Indigenous status, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience. The identification and recommendation of our new nominee to the Board this year demonstrated this process in action. When considering a nominee, the committee: 1. Reviews our current Board composition and considers our Board diversity policy and skills matrix 2. Retains an external search firm to find and present candidates meeting our skills and diversity requirements. This step may also result in updates to our evergreen list 3. Considers and meets with the short-listed candidates. Interviews are conducted by the chairs of the Corporate Governance and the People Committees, and the Board Chair. The final short-listed candidate also meets with the CEO. If appropriate, other members of the Board and senior leadership team may also be involved in the process. Approval The Corporate Governance Committee reports to the Board throughout the process and, where applicable, nomination to the shareholders for approval at the next annual meeting. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval. Board evaluation To support Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, follows a formal process to assess the Board and the directors as provided for in the TELUS Board Policy Manual. In addition to succession planning, the evaluation process assists the Board in: • Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and each director • Evaluating the effectiveness of the Board as a whole and of each committee, including considering practices and procedures that support effective decision-making • Improving the overall performance of the Board by assisting individual directors to build on their strengths • Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year. The Corporate Governance Committee reviews the adequacy of the evaluation process annually, with input from the Chair, and recommends any changes to the Board for approval. In 2023, the committee reviewed the Board evaluation conducted by Egon Zehnder International Inc. (Egon Zehnder) in 2022, and based on the positive results of this review and the costs involved in the extensive, qualitative third-party evaluation, recommended to the Board that a similar evaluation be conducted on a biennial basis, while the Chair of the Board would meet separately with every director in 2023 to focus on the recommendations and feedback from the Egon Zehnder report, the individual director’s contributions and overall Board effectiveness. The next comprehensive third-party evaluation will be undertaken in 2024. This recommendation was adopted by the Board. For more information on our Board evaluation process, see Appendix L of the TELUS Board Policy Manual available at telus.com/governance.

TELUS 2024 INFORMATION CIRCULAR • 57 CORPORATE GOVERNANCE Diversity and inclusion TELUS’ commitment to diversity and inclusion (D&I) is at the core of our culture, embedded in our values and central to our leadership in social capitalism. We recognize that in all areas of our business, different perspectives, experiences and backgrounds bring innovative ways of thinking that help us drive better decision-making, insights and solutions. Board diversity The Board first adopted a written diversity policy in 2013. As part of the annual policy review cycle, TELUS periodically updated the policy over the ensuing years. The policy was substantively updated in November 2020, and was reviewed and adopted with further updates in November 2021 and November 2023. The policy provides that by leveraging different perspectives and ideas, TELUS will enjoy the benefits of improved decision-making and greater productivity and innovation. The policy recognizes that diversity has many dimensions, including ethnicity, race, gender, physical ability, religion, sexual orientation, gender identification and age. Diversity also extends to work experience, geographic background, socioeconomic background and diversity of political thought. The objective of the policy is to ensure that the Board possesses the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfill its mandate. The policy provides that the Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on a balance of skills, background, experience and knowledge. In these processes, the Committee considers multiple aspects of diversity. When recruiting new candidates for directors, the policy requires that the pool of identified candidates meet the Board’s skills and diversity criteria. In the Board’s evergreen list of potential director nominees, the Board will ensure that such list includes a diverse group of candidates. The current policy includes specific targets and confirms the importance of seeking the following Board composition: • At least three directors who are members of visible minorities, who are Indigenous, or who are persons with disabilities or persons who are members of the LGBTQ2+ community • Women and men each represent at least 40 per cent of independent directors • Directors with extensive experience in geographic areas where TELUS has or anticipates having significant business interests • Directors of various ages, and • Directors with differing backgrounds and experience. With all nominees becoming directors, six out of all 14 directors (43 per cent) will be women, and six of all 13 independent directors will be women (46 per cent). This exceeds our target. In addition, we will have three directors who are members of visible minorities, who are Indigenous, or who are persons with disabilities or persons who are members of the LGBTQ2+ community, and the Board will therefore meet our target in this respect. Our Board diversity policy is included in our TELUS Board Policy Manual, which can be found at telus.com/governance. Our diverse and inclusive culture At TELUS, we have a long-standing commitment to social justice, diversity and inclusiveness, dating back more than 30 years. Our vision for D&I is rooted in a human equity approach aimed at embracing individual differences to unleash human potential and to leverage diversity of thought. We are motivated by the principle that human equity is an organizational, community, national and global responsibility and imperative. Quite simply, we cannot fully commit to our social purpose of enabling remarkable human outcomes through technology unless we are committed to empowering everyone, equally. Our strategic focus areas in D&I are as follows: • Inclusive leadership – Enabling a culture of inclusion where every team member feels a strong sense of connection, well-being and belonging, has opportunity to learn and grow through meaningful work, feels valued for their contributions, and can challenge the status quo to help make things better • Diversity by design – Integrating diversity into our organization at every level and in all ways, diversifying the ways we listen to learn, breaking bias and eliminating barriers to full inclusion for equity deserving groups so that everyone feels valued and respected • Inclusive innovation – Sparking innovation by fostering an inclusive coaching culture and leveraging fair process to appreciate every team member’s unique talents, voice and abilities, encourage diversity of thought, and drive more meaningful impact as individuals and as a business.

58 • TELUS 2024 INFORMATION CIRCULAR CORPORATE GOVERNANCE Some key accomplishments on our D&I evolution journey include: • Inclusive leadership In 2021, we introduced an inclusive leadership model that includes a new inclusion index designed to capture the voices of our team members. In 2022, the inclusion index was added to TELUS’ corporate scorecard. In 2023, we scored 85 per cent on our inclusion index for the third consecutive year, indicating a strong experience of inclusion and belonging among team members. In addition, in 2023: • 90 per cent of respondents agreed that TELUS values diverse backgrounds, different ways of thinking, different points of view and different ideas (diversity of thought) • 94 per cent of respondents believe TELUS respects team members with diverse backgrounds and identities • 86 per cent of respondents have a strong sense of belonging at work. • Diversity by design Over 2021 and 2022, we launched the Truth & Reconciliation e-learning program, created exclusively for TELUS team members in partnership with Indigenous educator Chastity Davis-Alphonse (Tla’amin Nation), which is a critical component of fostering understanding, respect, and collaboration between Indigenous and non-Indigenous peoples within our organization. By participating in this program, team members gain valuable knowledge and insight into Indigenous history, culture and rights, helping to create a more inclusive workplace. To date, more than 17,000 TELUS team members have completed the e-learning program. • Inclusive innovation In 2021, we developed our D&I societal issues assessment framework that grounds our teams in our commitment to respect human rights everywhere at all times and to condemn hate, violence and discrimination in any form, to strive to eliminate discrimination in our workplace and provide support for team members, and to act in the public sphere to support communities experiencing marginalization and to prevent human rights violations. To date, we have used this framework to guide our decision-making and response for more than 30 societal issues. In March 2024, TELUS was recognized in the Report on Business’ Women Lead Here, which is a benchmark for female representation at the executive levels out of approximately 500 of Canadian corporations with revenues greater than $50 million. For further details about diversity and inclusion at TELUS, see our sustainability and ESG report at telus.com/sustainability. Orientation and continuing education Orientation The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors attend extensive orientation sessions upon joining the Board, conducted by various members of senior management. The orientation sessions provide an overview of TELUS’ strategy; business imperatives, plans and risks; financial condition and financing strategy; financial statement preparation process and internal controls; internal audit, ethics and enterprise risk assessment process; regulatory matters; telecommunications industry; treasury plans and pensions; taxation and legal entity structure; Board and committee governance, including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. Orientation sessions also include in-depth sessions on different business units, such as consumer and small business solutions, broadband networks, TELUS Health, TELUS Agriculture & Consumer Goods, TELUS International, technology strategy and business transformation and operations. New directors are also paired with a director who has several years of experience on TELUS’ Board to act as a mentor. In addition, the Board’s general practice is to appoint new directors to the Audit Committee for at least their first year of service on the Board. Given the scope of that committee’s mandate, Audit Committee members receive a particularly comprehensive view of the Company’s operations in their entirety. This offers new directors the quickest path to understanding the Company’s operations, risks and strategy. Management also provides orientation and training, as necessary, to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee. Continuing education The Board believes that continuing education is important for the ongoing development of the Board as a whole and for each individual director. The Corporate Governance Committee reviews, approves and reports to the Board on annual plans. As part of this ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees.

CORPORATE GOVERNANCE

The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including audit, pension, governance, human resources, technology, ESG, climate change, strategy, health, cybersecurity, and regulatory and government affairs. Directors are provided with contacts in management for each educational topic so they may request additional information or arrange for further consultation regarding the materials. In addition, written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings. Directors identify topics for continuing education on an ongoing basis through discussions at Board and committee meetings and in the evaluation questionnaires.

TELUS and our directors are members of the Institute of Corporate Directors (ICD) and the Company pays for the cost of this membership. A number of our directors have attended courses and programs offered by the ICD and membership also provides them with access to its publications and events to enhance their knowledge of directors' responsibilities and current governance trends. Directors are also encouraged to attend external education programs at TELUS' expense by availing themselves of the annual tuition credit.

In 2023, management conducted or organized the education sessions noted in the following table. Management also provided information to directors on available courses. Strategic advance meetings were also held regularly throughout the year, in addition to the regular updates the directors receive at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technology, industry developments, government relations and regulatory matters.

Date	Subject	Attendees[1]	Presented by
February 7 May 3 August 2 November 1	Updates on corporate governance, including emerging best practices and trends; developments and proposed amendments to Canadian and U.S. securities rules and regulations; developments related to diversity and climate change disclosure; developments in ESG. The Committee received specific climate-related education on the following dates: • On May 3, August 2 and November 1 on GHG reduction and TELUS' progress towards its scope 1 and scope 2 reduction goals • On August 2 on physical climate risk adaptation and examples of TELUS' progress	Corporate Governance Committee	• EVP and Chief Legal and Governance Officer • Director, Sustainability & Environment • Vice-president (VP), Customer Network Implementation
February 7 May 3 August 2 November 1	Updates on topics related to audit committee governance, as well as trends in the impact of COVID-19, disruptive technology, investor relations, privacy, taxation changes, other accounting standards developments, litigation and industry updates and challenges	Audit Committee	• EVP and Chief Financial Officer (CFO) • EVP and Chief Legal and Governance Officer • CFO, TELUS International • Senior Vice-president (SVP) and Treasurer • SVP and Corporate Controller • VP, Risk Management and Chief Internal Auditor • VP, Taxation • VP and Chief Data & Trust Officer • VP and Chief Security Officer • Director, Internal Audit and SOX

TELUS 2024 INFORMATION CIRCULAR • 59

CORPORATE GOVERNANCE

Date	Subject	Attendees[1]	Presented by
February 7 May 3 August 2 November 1	Updates on compensation trends, including emerging best practices for executive compensation disclosure and regulatory developments	People, Culture and Compensation Committee	• President and CEO • EVP, People & Culture and Chief Human Resources Officer • VP, Total Rewards • External compensation consultant
February 6 May 2 August 1 October 31	Updates on current trends, developments or best practices in the area of pension governance; pension investing for the long term; and review of economic outlook by an external economist	Pension Committee	• VP, Investment Management • VP, Total Rewards • VP, Legal Services • Controller • External consultants
February 7 May 3 August 2 November 1	Update on cybersecurity	Audit Committee	• VP and Chief Security Officer
February 7	Strategy session: Consumer mobility and home strategy	Entire Board	• EVP and President, Consumer Solutions • EVP and Chief Product Officer
August 3	Strategy session: Market, competitive and regulatory dynamics following the Rogers/Shaw acquisition	Entire Board	• EVP and President, Consumer Solutions • EVP and Chief Product Officer • EVP and Chief Legal and Governance Officer • SVP, Consumer Marketing and Channels • SVP and President, Smarthome Security and Automation • SVP, Entertainment and Connected Home • Chief Growth Officer – TELUS Health • VP, Emerging Markets
August 3	Strategy session: Artificial intelligence	Entire Board	• External expert
August 3	Strategy session: Artificial intelligence at TELUS	Entire Board	• EVP and Chief Operations Officer • President and CEO – TELUS International • SVP, Global Telecom Solutions – TELUS International • Chief Information Officer • VP, Data Strategy and Enablement

1 Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as at the dates indicated.

60 • TELUS 2024 INFORMATION CIRCULAR

TELUS 2024 INFORMATION CIRCULAR • 61 CORPORATE GOVERNANCE Ethical business conduct TELUS has a code of ethics and conduct that applies to all TELUS team members (including directors, officers and employees), which outlines the responsibilities, guidelines and ethical standards that all TELUS team members are expected to observe, including guidance and the disclosure requirements for actual or potential conflicts of interest. The code is available externally at telus.com/governance. The People Committee and the Audit Committee are required to review the code of ethics and conduct on a biennial basis, or as otherwise may be required or advisable and recommend changes to the Board for approval, as appropriate. It is not intended that there be any departure or waivers from the provisions of the code. In the unlikely event that a material departure or waiver would be considered, any waiver granted to an ELT member or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and, if appropriate, disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a material waiver of the code of ethics and conduct must receive prior approval from the EVP and Chief Legal and Governance Officer, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee. There have been no waivers of TELUS’ code of ethics and conduct requested or granted since the inception of the Ethics Office and the code. TELUS EthicsLine provides the public and our team members with a channel for submitting anonymous and confidential inquiries or complaints on ethical issues, internal controls or accounting issues. The independence and accessibility of TELUS’ EthicsLine are ensured by our third-party intake provider, EthicsPoint, which runs the hotline and forwards calls or reports received to the Ethics Office. EthicsPoint forwards respectful workplace issues to the Company’s respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. To measure our performance in this regard, we have established an integrity index, which incorporates results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, refer to our sustainability and ESG report. Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning our code of ethics and conduct. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and takes action on complaints or inquiries to our EthicsLine. The Ethics Office oversees ethics training, including TELUS Integrity, a mandatory course for all TELUS team members, as well as for contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security, privacy and other compliance-related modules. The Ethics Office requires each Board member, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the code of ethics and conduct and understands the code’s expectations. The VP, Risk Management and Chief Internal Auditor provides quarterly reports to the People Committee and the Audit Committee on activities and results related to the code of ethics and conduct. This includes summaries of investigations of whistleblower, ethics and internal controls complaints, as well as outcomes of confirmed breaches, received by the Ethics Office. Other quarterly reports also include additional metrics comprising the integrity index, such as results from online training courses, internal engagement surveys and internal risk assessment surveys. Insider trading TELUS has a comprehensive insider trading policy that formalizes guidelines to control transactions involving its securities by all TELUS team members and to ensure TELUS team members are aware of and comply with their legal obligations and TELUS’ policy with respect to insider trading and tipping. This policy applies to each director, officer and employee of TELUS and guides the actions of TELUS team members in the buying and selling of TELUS shares and the disclosure of material information about TELUS. Our insider trading policy applies to all TELUS team members, including TELUS International team members; however, TELUS International has adopted a separate insider trading policy that applies to its team members only, but which is consistent with our policy. A copy of our insider trading policy is available at telus.com/governance. See page 64 for additional information about the governance framework between TELUS and TELUS International.

62 • TELUS 2024 INFORMATION CIRCULAR CORPORATE GOVERNANCE Anti-bribery and corruption In Canada, many of our businesses are regulated and we therefore engage in a number of proceedings and government relations efforts at the federal, provincial and municipal levels. We also have a large number of significant service relationships with Canadian public-sector entities, typically resulting from open procurement processes. We do not provide any significant services to foreign public entities, except for certain wholesale and network supply agreements with wholly or partially state-owned carriers and vendors. Most of the wholesale agreements follow an industry standard form and all our suppliers must comply with our controls related to selection and conduct. We have operations in North America, Central America, Europe, Africa, Australia and Asia and our dealings with public officials in the jurisdictions in which they are located are limited to regulatory reporting or licensing and permitting processes that allow for limited public discretion. These operations do not involve the provision of services to foreign public entities. We are also subject to a number of complex domestic and foreign tax laws and regulations that require us to continuously monitor, clarify and contest with public officials in respect of the application of these laws and regulations. We have addressed anti-bribery and corruption risks through a risk-based framework that includes: • Senior management involvement and support: Senior leaders across TELUS have been identified as responsible and accountable for ensuring that the anti-bribery and corruption compliance program is effectively implemented and consistently monitored. Senior executives set the tone to create a culture where bribery is not tolerated. TELUS also has a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that appropriate processes and controls are in place to facilitate legal compliance and to report on compliance to the Audit Committee of the Board. • Corporate compliance policies and procedures: TELUS maintains a specific anti-bribery and corruption policy that is periodically updated to reflect best practices. The policy is approved by the Board. The policy applies to all team members, including the Board, as well as all third parties engaged by TELUS. It outlines the expectations for all team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad and applies to all areas of TELUS’ business, including commercial activities in both the public and private sectors. The anti-bribery and corruption policy is available at telus.com/governance. Other relevant policies include a comprehensive code of ethics and conduct for our employees (as mentioned above), a supplier code of conduct, a business sales code of conduct, and expense and procurement policies. TELUS International also maintains an anti-bribery and anti-corruption policy, which is approved by the board of TELUS International. • Training and education: Our annual Integrity training brings to life the policies and guidelines that inform the way we work and tests our integrity knowledge through scenarios. In addition, it highlights our zero-tolerance approach to bribery and corruption. This training is mandatory and is delivered to all team members and contractors with systems access. Further targeted training is provided through our business sales code of conduct and anti-bribery and corruption programs. The courses cover the processes and controls intended to mitigate such risks and include topics and scenarios that promote a deeper understanding of the material covered. • Incentives and consistent disciplinary procedures: Employees are made aware that failure to comply with our anti-bribery and corruption policy may subject them to disciplinary action, which may include dismissal. TELUS’ Chief Data and Trust Officer, and the team members who are responsible for the implementation and monitoring of the compliance program, have annual performance objectives that are tracked on a quarterly basis, to ensure accountability, execution and oversight of the anti-bribery and corruption policy. Shareholder engagement Our Board believes that regular communication is an important part of maintaining an open and constructive dialogue with our shareholders. The shareholder engagement policy outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. A copy of our shareholder engagement policy is available at telus.com/governance. We communicate with our investors, including shareholders and debtholders, as well as other stakeholders, through our annual meeting and through various other channels, including our annual and quarterly reports, quarterly earnings conference calls, information circular, annual information form, sustainability and ESG report, news releases, website, presentations at industry and investor conferences and other ad hoc meetings, conference calls and discussion. Some of our long-standing shareholder engagement practices are outlined in the following table.

CORPORATE GOVERNANCE

Event	Who we engage with	Who engages	What we talk about
Annual general meeting	Shareholders (institutional and retail)	• Chair of the Board • CEO • Senior management as applicable	Business of the meeting (financial statements, director elections, advisory vote on executive compensation and other proposals for shareholder vote)
Quarterly earnings conference calls (with simultaneous webcast)	Financial analysts and shareholders (institutional and retail)	• CEO • EVP and CFO • Senior management as applicable	Most recently released quarterly financial and operating results. With the release of our fourth quarter results in February, we also issue our annual financial targets for the coming year and provide an overview of business operations and strategies. Additionally, the conference calls include a question and answer session. Conference calls are also available to retail shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are posted at **telus.com/investors**
News releases	Shareholders (institutional and retail), financial analysts and media	• CEO • EVP and CFO • Senior management as applicable	Quarterly results and any major corporate developments that occur throughout the year (such as notable acquisitions or divestitures)
Industry conferences and executive tours (in Canada, the United States and Europe)	Financial analysts and institutional shareholders	• CEO • EVP and CFO • Senior management as applicable	Information that is publicly available, including business, strategy and operations
Regular meetings, calls and discussions	Shareholders (institutional and retail), brokers, financial analysts and media	• EVP and CFO • Senior management as applicable • Investor Relations	Responding to any inquiries received through the 1-800 investor line, ir@telus.com and ceo@telus.com mailboxes, consistent with TELUS' disclosure obligations
Ad hoc meetings	Shareholders (institutional and retail) and shareholder advocacy groups (e.g. the Canadian Coalition for Good Governance)	• Chair of the Board and/or Chair of Corporate Governance or People Committee (as applicable) • Senior management as applicable	Governance, sustainability, executive compensation and any other topics within the Board's mandate

Our Board email inbox (board@telus.com) provides shareholders and other stakeholders with a channel for communicating directly with the Board on appropriate topics between annual meetings. Alternatively, shareholders and other stakeholders can communicate with the Board by mail, marking the envelope as confidential, to (c/o TELUS' Chief Legal and Governance Officer) 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

Throughout the year, we also respond to any shareholder concerns and letters we receive.

We encourage stakeholders to contact the Board and specifically members of the People Committee or the Corporate Governance Committee, to discuss any concerns about our approach to executive compensation and corporate governance practices.

TELUS 2024 **INFORMATION CIRCULAR** • 63

64 • TELUS 2024 INFORMATION CIRCULAR CORPORATE GOVERNANCE TELUS International – Governance framework At the time of TELUS International’s initial public offering (IPO) in 2021, TELUS recognized that TELUS International’s status as a publicly traded company would necessitate changes in the governance framework between TELUS and TELUS International. Although TELUS would continue to hold a controlling equity interest in TELUS International, it would be necessary to establish formal arrangements between the two companies that would recognize TELUS International’s responsibilities as a public company and the need to coordinate these responsibilities with TELUS’ obligations as a reporting company, helping to maintain consistency in the culture and values of TELUS International within the TELUS group. Accordingly, TELUS and TELUS International entered into certain agreements and arrangements governing their post-IPO governance and operational relationship, which are summarized below. More complete details about such governance framework, and copies of relevant material agreements, can be found in TELUS International’s public documents that are available on sedarplus.ca and sec.gov. Shareholders’ agreement A shareholders’ agreement between TELUS, BPEA EQT (formed as a result of the combination of Baring Private Equity Asia and EQT Asia in 2022) and TELUS International governs the relationship between the parties and provides TELUS with certain rights and protections, including: • Board composition and appointment rights: TELUS has the right to nominate a majority of the directors on the TELUS International board of directors (the TELUS International CEO must also be nominated to the TELUS International board pursuant to this agreement). For so long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of the shares of TELUS International, TELUS may designate the chair of the board. TELUS also has the right, subject to certain conditions, to designate one nominee to each of the standing committees of the board, and to designate the chairs of the human resources and governance and nominating committees. • Special TELUS shareholder rights: For so long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of the shares of TELUS International, TELUS approval will be required for certain matters, including, among others, approving: the selection (and removal) of the CEO; the increase or decrease of the size of the board; the issuance of shares; amendments to articles; consolidations or mergers with non-affiliated entities; change of control transactions; disposing of all or substantially all of the assets; and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. • TELUS right of first offer: BPEA agrees not to directly or indirectly sell, transfer or otherwise dispose of any TELUS International shares in a single transaction or as series of transactions over a three-month period for gross proceeds of $30 million or more, without first providing TELUS with a right of first offer to purchase such shares. Collaboration and financial reporting agreement A collaboration and financial reporting agreement was entered into to provide for the collaboration and coordination of TELUS International and TELUS in a range of financial reporting areas. TELUS International is required to maintain business policies, practices and standards that are consistent with and at least as stringent as the corresponding TELUS policies, practices and standards, adapted as necessary to conform with TELUS International’s business and the laws and regulations applicable to its business. Registration rights agreement A registration rights agreement between TELUS, BPEA and TELUS International provides TELUS or BPEA with certain demand registration rights, subject to certain conditions, that require TELUS International to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States, of TELUS International subordinate voting shares held by TELUS or BPEA, and provides certain piggyback registration rights relating to subordinate voting shares held by TELUS, the CEO of TELUS International, and members of management of a subsidiary of TELUS International who may hold such shares. Operational agreements TELUS International and TELUS entered into certain intercompany agreements that provide a framework for the parties’ post-IPO operational relationship, including: • Master services agreement • Transition and shared services agreement • Master reseller agreement • Network infrastructure services agreement • Trademark license agreement. Credit agreement TELUS is a lender under TELUS International’s senior secured credit agreement. Governance policies, practices and standards TELUS International has or will adopt governance policies, practices and standards aligned with TELUS’ policies, practices and standards, with necessary changes. TELUS International’s board and standing committee mandates and policies shall align with TELUS’ standards.

TELUS 2024 INFORMATION CIRCULAR • 65 2023 Committee highlights The following sets forth highlights of the actions taken by the Committee in 2023. Financial reporting • Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reportable segments, relative to results in prior periods and investor expectations • Reviewed any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future reporting of the financial results of the Company • Reviewed and recommended to the Board for approval the public release and filing of the annual audited Consolidated financial statements and quarterly unaudited condensed interim Consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management’s discussion and analysis • Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the annual information form and Form 40-F. External auditors • Oversaw the work of the external auditors • Conducted an evaluation of the external auditors in accordance with Chartered Professional Accountants of Canada and Canadian Public Accountability Board protocols • Reviewed and approved the annual audit plan • Recommended to shareholders the appointment of the external auditors David Mowat* (Chair) Hazel Claxton Thomas Flynn* Denise Pickett Sean Willy • Reviewed and set the compensation of the external auditors • Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates. Accounting and financial management • Reviewed the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies • Reviewed quarterly financing reports, including the status of capital markets and the global availability of credit and implications for TELUS, industry and TELUS credit rating developments, hedging programs, pension funding updates and financing plans; and approved key treasury matters • Reviewed and recommended to the Board for approval: • A five-year extension of the Company’s $2.75 billion syndicated credit facility • The issuance of one or more series of notes in an aggregate principal amount not exceeding $3.0 billion • One or more new short-term letter of credit facilities, not exceeding $400 million collectively, to support the 3800 MHz spectrum auction • An increase in the Common Share reserve of 110 million shares for issuance under the Company’s dividend reinvestment and share purchase plan • Reviewed and recommended to the Board for approval the renewal of the Company’s normal course issuer bid Executive summary Committee reports Committee members 100% independent and financially literate Audit Committee report 4 meetings in 2023 At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal Auditor and external auditors. In addition, it holds an in-camera session without management present at each meeting. The Board has determined that David Mowat and Thomas Flynn are the audit committee’s financial experts and have accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2023 and hereunder in the Director profiles section. * Audit committee financial expert

66 • TELUS 2024 INFORMATION CIRCULAR • Reviewed and recommended to the Board for approval the Company’s dividend, including considering the Company’s multiple stakeholders • Reviewed quarterly reports on derivatives, guarantees and indemnities • Received quarterly reports regarding taxation matters, including an analysis of tax expense, tax adjustments and tax morality, and reviewed and recommended to the Board for approval a restated version of the Company’s tax policy • Reviewed significant capital expenditures. Internal controls and disclosure controls • Reviewed and approved the annual internal audit program to provide assurance regarding risk exposures and internal controls • Reviewed quarterly reports on internal audit activities, including evaluations of internal controls and risk mitigation progress • Met regularly with the Chief Internal Auditor without management present • Monitored the adequacy of the resources and the independence and objectivity of the internal audit function • Reviewed quarterly the results of the SOX 302 certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and CEO and CFO • Received and reviewed management’s quarterly reports on SOX 404 compliance for the 2023 financial year • Considered reports from the Chief Data and Trust Officer and the Chief Legal and Governance Officer on matters relating to compliance with laws and regulations • Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints. Enterprise risk governance • Reviewed the results of management’s annual risk assessment (and quarterly updates thereto), including identification and prioritization of key enterprise risks, engagement of executives to mitigate risk exposures, perceptions of risk culture, perceptions of risk appetite and the effectiveness of risk management integration by key categories • Reviewed security reports and reports on management’s approach to safeguarding corporate assets and information systems from the Chief Security Officer • Received and considered quarterly reports on litigation matters and business continuity planning • Reviewed results of management’s annual fraud risk assessment. Audit Committee related governance • Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval • Reviewed and updated the Committee’s terms of reference • Received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and U.S. regulators, including those related to environmental, social and governance (ESG). Signed, the members of the Audit Committee David Mowat (Chair) Hazel Claxton Thomas Flynn Denise Pickett Sean Willy Audit Committee report (continued) COMMITTEE REPORTS

TELUS 2024 INFORMATION CIRCULAR • 67 COMMITTEE REPORTS 2023 Committee highlights Board diversity • Building upon its success to date in creating a diverse, value-adding and effective Board, the Corporate Governance Committee recommended and the Board of Directors approved, the following updates to the Board diversity policy: • The gender representation target was increased from a minimum of 33.3 per cent male and female directors to a minimum of 40 per cent of each gender • The collective target for under-represented groups was broadened to include persons with disabilities and members of the LGBTQ2+ community • The target for under-represented groups was increased from two to three directors • The Board has met all targets specified in the policy. Indigenous relations • Received regular reports and presentations from TELUS’ Indigenous Relations team with respect to the Company’s Indigenous Reconciliation Action Plan and progress thereon. Lisa de Wilde (Chair) Mary Jo Haddad Denise Pickett Sean Willy Ongoing leadership in continuous disclosure and ESG governance • Followed best practices in its continuous disclosure and its review of the annual information circular and sustainability and ESG report • Reviewed and monitored, on behalf of the Board, TELUS’ overall approach, planning and reporting on ESG and sustainability matters • Received presentations and reviewed reports each quarter on corporate social responsibility and environmental risk management updates, as well as reviewing and recommending to the Board the annual sustainability and ESG report • Received presentations and reviewed reports on the Company’s action plan to reduce greenhouse gas emissions and on halocarbon release mitigation efforts. Board effectiveness • Assessed the adequacy of representation among the directors of the skills identified in the directors’ skills matrix • Revised the directors’ skills matrix to provide a more accurate description of skills required for Board effectiveness • Noted that the current Board has adequate representation of all of the skills required • Reviewed the current Board evaluation process and recommended revisions in order to optimize the process • Polled the Directors to determine how Board operations could be optimized and presented recommendations for optimization to the Board. Committee members 100% independent 4 meetings in 2023 At each meeting, the Committee holds an in-camera session without management present. Corporate Governance Committee report

68 • TELUS 2024 INFORMATION CIRCULAR COMMITTEE REPORTS Corporate Governance Committee report (continued) Commitment to best practices in corporate governance • Conducted the annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the final determinations • Reviewed and recommended changes to the TELUS Board Policy Manual to ensure alignment with best practices in corporate governance • Evaluated the adequacy of our say-on-pay policy and shareholder engagement practices • Received quarterly updates on changing laws, rules and regulations in Canada and other jurisdictions and corporate governance initiatives taken by Canadian and U.S. securities regulators and other stakeholders, developments related to diversity, ESG, climate change disclosure, and emerging best practices and their implications for the Company • Reviewed and reported on shareholder communications received in the Board inbox on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications • Revised the terms of reference for the Audit Committee and the People, Culture and Compensation Committee. Board and committee succession planning • Conducted an annual review of the succession planning process, including selection criteria, for the Board chair • Conducted an annual review of the succession planning process for the committee chairs • Recommended changes to committee membership to give directors the opportunity to serve on different committees and to be exposed to different facets of the Company • Continued consideration of future director recruitment efforts and Board requirements. Signed, the members of the Corporate Governance Committee Lisa de Wilde (Chair) Mary Jo Haddad Denise Pickett Sean Willy

TELUS 2024 INFORMATION CIRCULAR • 69 COMMITTEE REPORTS 2023 Committee highlights Code of conduct and conflict of interest policy A pension-specific code of conduct and conflict of interest policy was adopted by the Committee detailing the manner in which personal and structural conflicts are to be identified and managed. Defined contribution fee review With the change to the Defined Contribution Pension Plan in 2019, a fee review was incorporated into the governance framework. A fee review was conducted this year and was determined that fees were competitive, with total fees and investment fees below benchmark averages. Governance and oversight of Pension Plans In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed, approved or recommended for Board approval, as required, the following: • Terms of reference of the Pension Committee • An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Defined Benefit Pension Plans • An audit scope report • An annual update on developments in pension law • Reports from the actuary of the Pension Plans, including the plans’ assumptions and results • Pension Plan budgets, including plan expenses and peer plan results • Defined Benefit Pension Plans’ Statement of Investment Policies and Procedures, investment strategy and quarterly and annual investment results measured against plan benchmarks and liabilities Raymond Chan (Chair) Victor Dodig1 Thomas Flynn Christine Magee • Defined Contribution Pension Plan Statement of Investment Policies and Procedures, quarterly and annual investment results, goals, objectives and member behaviours • Pension Plan insurance coverage • Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation • Investment manager performance assessments • Strategic risk assessments • A cost-of-living adjustment for the TELUS Corporation Pension Plan • Management presentation on private credit, private equity and inflation impacts to Defined Benefit Plans • Presentation by service providers on cybersecurity. Signed, the members of the Pension Committee Raymond Chan (Chair) Victor Dodig Thomas Flynn Christine Magee Marc Parent Committee members Marc Parent 100% independent 4 meetings in 2023 At each meeting, the Committee meets in-camera with the Senior Vice-president and Treasurer, and also in-camera without management present. The Committee also meets annually with Pension Plan auditors and actuary without management present. 1 Victor became a member of the Pension Committee after our annual meeting on May 4, 2023. Pension Committee report

70 • TELUS 2024 INFORMATION CIRCULAR COMMITTEE REPORTS 2023 Committee highlights Performance assessment For the 2023 performance year, we continued to use our amazing people performance development (APPD) model as our framework for individual performance assessment for the CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company). This model, which we transitioned to in 2020, evaluates individual performance against each executive’s goals (what you do) and TELUS’ values (how you do it). For further details, see page 105. We also continued to complement APPD with our talent summary approach for the CEO and ELT, which focuses on both the individual executive’s retention value and their future potential. These factors directly influence long-term incentive (LTI) grant allocations and drive each executive’s targeted compensation position relative to the comparator group median. For further details, see page 94. Succession planning In 2023, the People Committee continued to be actively involved in CEO succession planning and engaged Egon Zehnder to provide independent, external support for this process. The Committee identified and reviewed top talent and candidates for future leaders for the ELT, with a strong focus on CEO succession candidates. Top talent successors are candidates with extensive expertise, an understanding of our culture and a proven track record in a number of key roles across our business. In line with our diversity and inclusiveness goals, the leadership pipeline for all senior roles across the organization also reflects the diversity of our customers, communities and team members. Mary Jo Haddad (Chair) Raymond Chan Hazel Claxton Lisa de Wilde1 Christine Magee The CEO succession plan and process, as well as the top internal candidates for the CEO role, were discussed with the entire Board extensively throughout the year. With Egon Zehnder’s support in applying best practices, CEO succession candidates continue to be engaged with enhanced, specific assessments and development plans. Candidates are assessed on a number of Board-defined attributes, including leadership capabilities, sustained operational results and proven ability to drive strategy. The CEO, the People Committee and the Board have discussed and are monitoring development opportunities, providing mentorship and enhancing responsibilities to support potential candidates’ growth. As CEO succession is one of the primary Board responsibilities, we will continue advancing our established process with Egon Zehnder and monitor the development of our top candidates in 2024. Compensation elements The Committee reviewed the compensation philosophy, incentive design, executive performance and compensation guidelines for executives in the following ways: Compensation philosophy • Assessed our comparator group used for CEO and ELT compensation benchmarking • Evaluated our target pay positioning within the comparator group • Assessed the linkage of our executive compensation philosophy and incentive plans to our financial and non-financial performance and business strategy Committee members 100% independent 4 meetings in 2023 At each meeting, the Committee meets in-camera with the Executive Vice-president (EVP), People & Culture and Chief Human Resources Officer and also in-camera without management present. The Committee also meets with the executive compensation consultant without management present at each meeting. The Board has determined that all members of the People, Culture and Compensation Committee (People Committee) meet the compensation committee independence requirements of the New York Stock Exchange (NYSE). This Committee has a formal policy limiting the number of currently serving CEOs of other public companies on the Committee to no more than one-third of its members. Marc Parent is the only such currently serving CEO on the Committee. Marc Parent People, Culture and Compensation Committee report 1 Lisa became a member of the People Committee after our annual meeting on May 4, 2023.

TELUS 2024 INFORMATION CIRCULAR • 71 COMMITTEE REPORTS • Reviewed the alignment of our compensation philosophy across the roles of all team members • Reviewed the mix of elements used to determine CEO and ELT compensation. CEO compensation and performance • Reviewed and approved the corporate goals and objectives relevant to CEO compensation • Assessed the performance of the CEO, with input from the full Board • Reviewed and recommended to the Board for approval the components of the CEO’s compensation for 2023 (including base salary, performance bonus, and restricted share unit (RSU) and executive performance share unit (EPSU) grants), based on its evaluation of the CEO’s performance and its review of the design and adequacy of CEO compensation, as well as a consideration of market trends and data. ELT compensation and performance • Reviewed the CEO’s evaluation of the performance of each ELT member • Reviewed and approved compensation for ELT members (base salary, performance bonus, and RSU and EPSU grants), after considering market trends and data. Performance bonus plan • Reviewed and approved the 2023 corporate scorecard performance targets, as well as the year-end scorecard multiplier • Reviewed financial targets on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting. Equity plans • Reviewed and approved the payout factors and the actual payouts to the ELT associated with the performance-contingent RSUs that were granted in 2021 and vested on November 20, 2023 (and recommended the same payout factors to the Board with respect to the CEO’s performance-contingent RSUs) • Reviewed and approved the performance criteria for the performance-contingent RSUs granted in respect of 2023 performance • Reviewed and recommended to the Board for approval the total funding for annual grants of RSUs to management below the ELT level under the RSU Plan for 2023 performance • Approved annual EPSU grants to ELT members and the total annual grants of management performance share units (MPSUs) to management under the PSU Plan for 2023 performance • Reviewed and approved the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the People Committee • Monitored the actual 2023 discretionary grants under the RSU Plan to certain members of non-executive management for reward, retention or recognition purposes • Received updates on the share ownership of each ELT member relative to established ownership targets. Governance • Reviewed and approved the People Committee 2023 annual work plan, including the division of duties between the Board executive compensation advisor and management executive compensation advisor • Reviewed and approved an independent assessment conducted by Meridian Compensation Partners Inc. (Meridian) of the key compensation parameters to determine the extent to which appropriate compensation risk mitigation safeguards are in place • Reviewed and recommended to the Board for approval the proposed appointment of individuals as ELT members and as executive officers of the Company • Reviewed and approved the annual work plan, budget, engagement agreement and independence letter for Meridian • Received regular updates from management and Meridian on compensation matters, and considered new and proposed Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation People, Culture and Compensation Committee report (continued)

72 • TELUS 2024 INFORMATION CIRCULAR COMMITTEE REPORTS • Received reports on a quarterly basis on business ethics and the workplace environment at the Company. The workplace environment report is produced by our Respectful Workplace Office and includes an overview of relevant education and training activities and an analysis of complaints related to discrimination, harassment (including sexual harassment) and bullying • Reviewed reports on team member well-being and health and safety programs, as well as gender-related pay practices • Reviewed regular people strategy updates from management, covering topics such as diversity and inclusion, labour relations and our Work Styles® program • Received quarterly updates from management on the Company’s ESG achievements in relation to performance against the 2023 corporate scorecard. Public disclosure • Reviewed and approved for publication this report of the People Committee, and the compensation discussion and analysis that follows. Signed, the members of the People, Culture and Compensation Committee Mary Jo Haddad (Chair) Raymond Chan Hazel Claxton Lisa de Wilde Christine Magee Marc Parent People, Culture and Compensation Committee report (continued)

TELUS 2024 INFORMATION CIRCULAR • 73 Executive compensation at TELUS What’s inside 74 Report to shareholders 79 Compensation discussion and analysis 79 Key compensation principles 80 We pay for performance 80 We promote sound risk-taking 82 We balance the short, medium and long term 82 We reward contribution 83 We align compensation with corporate strategy 84 We align compensation with long-term shareholder value creation 84 We align our pay practices across the organization 85 Board oversight and compensation governance 86 The People Committee 86 People Committee experience 87 Executive compensation consultants 88 Compensation elements for the CEO and ELT 88 Total compensation at a glance 89 2023 approach to compensation 89 Base salary methodology 89 At-risk incentive pay components 89 At-risk pay: Annual performance bonus 91 At-risk pay: Medium-term incentives 92 At-risk pay: Long-term incentives 94 At-risk pay: Other considerations 95 Benchmarking 97 2023 actual compensation paid to named executive officers 109 Performance graph and NEO compensation 110 Total shareholder return performance and historical CEO compensation 111 Clawback policy 111 Share ownership requirement 112 Executive shareholdings and total equity summary 112 Conclusion 113 Executive compensation summary 113 Summary compensation table 114 Incentive plan awards 115 Benefits and perquisites 115 TELUS pension plans 118 Employment agreements

74 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS Report to shareholders To our shareholders, On behalf of the Board of Directors, I am pleased to share with you an overview of our approach to compensation and how it connects directly to our Company’s performance. At TELUS, our goal is to share clear and relevant information with our shareholders, to help you understand and evaluate our compensation program. We invite you to review the following information in order to better understand our executive compensation decisions in 2023. Our philosophy Our philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000, in line with our corporate growth strategy. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success. TELUS’ compensation practices and risk governance We believe that a good compensation program is defined by two key features: strong governance and compensation outcomes for our CEO and ELT (Executive Leadership Team – all Executive Vice-presidents (EVPs) who are appointed officers of the Company) that are aligned with sustainable value creation for the benefit of our shareholders and other stakeholders. TELUS has a long history of adopting best practices in corporate governance. We have a robust governance process with an independent People, Culture and Compensation Committee (People Committee), which engages an independent compensation consultant, Meridian Compensation Partners Inc. (Meridian) (the Board advisor). The People Committee is responsible for maintaining an executive compensation program that supports the achievement of the three objectives outlined on page 79, as well as overseeing the implementation of people and culture strategies that support these objectives. Meridian, our independent Board advisor, conducts an independent review of compensation programs, plans and policies at TELUS – with input and involvement from management – to assess whether these may give rise to risks that are reasonably likely to have a material adverse effect on the Company. The following table provides a high-level overview of Meridian’s assessment of our programs relative to its compensation risk assessment checklist. For each category assessed, Meridian concluded that TELUS’ compensation programs and policies are generally designed to balance, neutralize or mitigate risk. TELUS’ executive compensation is effectively managed within a framework of balanced business risk tolerance established by the Board of Directors. The Board sets the strategic direction, which flows through the corporate scorecard, within the established risk appetite of the Company, while also taking into consideration the risks associated with that direction. Risk category Assessment Commentary Pay philosophy and governance No or neutral risk • TELUS has a clearly stated pay philosophy, and a strong governance and oversight culture Pay structure, mix and vesting periods No or neutral risk • TELUS’ programs are well balanced: mix of fixed and variable pay elements, including both performance-contingent and time vesting whole share awards • Annual grants have overlapping vesting cycles, along with post-retirement holding requirements. This practice ensures that executives remain exposed to the long-term effects of their business decisions Performance metrics and measurement No or neutral risk • Variety and balance of performance metrics with clear targets • Strong, rigorous process for performance assessment Risk mitigation practices (e.g. incentive clawbacks, hedging prohibition, share ownership requirements) No or neutral risk • Programs are consistent with best practices • TELUS has stringent share ownership requirements and only counts actual share ownership (unvested EPSUs and RSUs are not counted) We believe that a good compensation program is defined by two key features: strong governance and alignment with sustainable value creation for shareholders and other stakeholders.

TELUS 2024 INFORMATION CIRCULAR • 75 EXECUTIVE COMPENSATION AT TELUS Linking pay and performance Corporate, business unit and individual performance results form the basis of our executive compensation program – actual payouts are closely aligned with the achievement of TELUS’ performance objectives and our strategic priorities. Compensation is targeted at the 50th percentile of our competitors and companies in other Canadian industries of appropriate size, with Company and individual performance driving the final at-risk compensation payouts. Seventy-five per cent of target ELT compensation is delivered through at-risk pay, which is contingent on specific performance criteria. Operational and financial metrics are used for both the annual performance bonus and long-term incentive (LTI) plans. In determining annual incentive pay and annual LTI grants, we regularly review the relationship between pay and performance metrics, including at the corporate and business unit level, in our performance scorecards. 2023 performance and key compensation decisions Following a challenging 2022, Canadian telecommunications companies had a dynamic 2023 relative to the broader S&P/TSX Composite Index, impacted by the evolving competitive environment, regulatory uncertainties and macroeconomic headwinds. In addition to the increased competitive intensity, Canadian telcos were impacted by an uncertain regulatory environment in 2023, as investors awaited a number of highly anticipated regulatory decisions in the second half of the year. Moreover, the historical and highly correlated relationship between telecom valuations and interest rates had a notable impact on our share price in 2023. During the year, central banks aggressively addressed inflationary pressures through a series of rapid interest rate hikes, leading to further caution towards the sector. In turn, this impacted interest rate-sensitive sectors, particularly in the second half of the year, including telecommunications, utilities and real estate, as investors sought alternative attractive returns in the fixed income markets. +9.3% Operating revenues and other income +7.3% Dividends declared per share -50% Net income -6.5% Cash provided by operating activities +7.6% Adjusted EBITDA1 Industry-leading +38% free cash flow1 Industry-leading 1,266,000 new mobility and fixed customer additions $100 million contributed to charitable and community organizations 2023 highlights 1 For quantitative reconciliations, refer to Section 11.1 of the 2023 Management’s discussion and analysis (MD&A), which is incorporated by reference herein and is available on SEDAR+ at sedarplus.ca. Our consistently strong results and transformational investments enable TELUS to create unparalleled long-term value for our shareholders. In 2023, we delivered strong financial and operational results that reflected record customer growth and our focus on cost efficiency. Net income decreased from 2022 due to efficiency-related restructuring costs and depreciation and amortization, primarily from business acquisitions, reflective of material investments to support the future growth of our business.

76 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS In the midst of that challenging environment, our team’s consistent focus on our customers first priority and the ongoing implementation of our long-standing strategy contributed to strong operational and financial results in 2023: • Demonstrating our unwavering dedication to our customers in 2023 by: • Leading our peers in customer satisfaction for the 12th year in a row, receiving the fewest customer complaints of any national carrier in the annual Commission for Complaints for Telecom-television Services report • Achieving a postpaid mobile churn rate of 0.87 per cent, representing our 10th consecutive year of industry-leading customer loyalty with churn rates of less than one per cent • Attaining industry-leading mobility and fixed customer additions of 1,266,000 for the full year, surpassing our previous record in 2022 by 223,000 and achieving more than one million net additions for two consecutive years • Delivering 443,000 net new mobile phone customers, the highest result for TELUS since 2010, and surpassing the 10 million mobile phone subscriber milestone; all-time record connected device net additions of 564,000; and robust fixed subscriber growth of 259,000 • Earning global accolades for our networks in 2023 for reliability, expansiveness, speed and superiority, including multi-year recognition from independent third-party organizations, such as Opensignal and PCMag. These accolades recognize our team’s steadfast commitment to connecting Canadians to the people and information that matter most, over TELUS’ fast, extensive and reliable wireless and wireline broadband networks • TELUS became Canada’s most awarded network by Opensignal, now for six consecutive years • TELUS was recognized by U.S.-based PCMag as the fastest internet service provider (ISP) in Canada for the fourth consecutive year in 2023, and received both its Readers’ Choice and Business Choice Awards 2023 for Top Major Carrier • Growing the value of TELUS’ brand from under $0.5 billion in 2000 to $11.7 billion in February 2024 as valued by third-party consultancy firm Brand Finance, ranking as the most valuable telco brand in Canada, and eighth most valuable brand across all industries, nationally. • Our consistently strong operational and financial results enable TELUS to create unparalleled long-term value for our shareholders: • Our industry-leading dividend growth program, now in its 14th year, is targeting annual increases of seven to 10 per cent through 2025 • In 2023, we announced our 25th dividend increase since 2011, raising our annual dividends declared by approximately 7.3 per cent over 2022 to $1.4544 • We returned significant capital to investors through our leading dividend growth program with dividends declared totalling $2.1 billion. Since 2004, TELUS has returned $25 billion to shareholders, including $20 billion in dividends and more than $5 billion in share purchases, representing $17 per share • TELUS’ enterprise value has increased by 531 per cent over the past 24 years, from $10.5 billion in 2000 to over $66 billion by the end of 2023 (inclusive of TELUS’ 56 per cent ownership of TELUS International), as compared to 72 per cent for our North American peer group • Since 2000, Adjusted EBITDA has tripled to $7.1 billion, as compared to a 2.4x increase for our North American peer group. • Our total shareholder return (share price appreciation plus reinvested dividends) has performed strongly compared to our closest peers and the broader market over multiple long-term time periods: • Over the last 15 years (2009 through 2023), TELUS has generated a total shareholder return of 400 per cent, outperforming the S&P/TSX Composite Index return of 266 per cent and MSCI Telecom Index return of 128 per cent; our total return also compares favourably to the returns of BCE of 368 per cent, Verizon of 152 per cent and AT&T of 89 per cent • Over the last 20 years (2004 through 2023), TELUS has generated a total shareholder return of 725 per cent, outperforming the S&P/TSX Composite Index return of 349 per cent and MSCI Telecom Index return of 170 per cent; our total return also compares favourably to the returns of BCE of 399 per cent, Verizon of 218 per cent and AT&T of 161 per cent. • We significantly outperformed our national peers in 2023 across several financial and operational metrics: • Delivered consolidated revenue and Adjusted EBITDA growth of 9.3 per cent and 7.6 per cent, respectively, and free cash flow growth of 38 per cent; however, net income decreased by 50 per cent and cash provided by operating activities decreased by 6.5 per cent, reflecting material investments made in 2023 for the long-term sustainable growth of TELUS • Total customer additions were 1,266,000, leading the industry and a new all-time record for TELUS, compared to BCE’s and Rogers’ additions of 689,000 and 588,000, respectively • Since 2020, total customer additions were 4,046,000, leading the industry and compared to BCE’s and Rogers’ additions of 2,192,000 and 1,641,000, respectively • Total fixed customer additions were an industry-leading 259,000, compared to BCE’s net loss of 16,000 and Rogers’ net loss of 36,000 • Since 2020, total fixed customer additions were 1,028,000, leading the industry and compared to BCE’s and Rogers’ net losses of 112,000 and 29,000, respectively • Surpassed one million mobile phone and connected device net additions, an all-time record high, inclusive of 443,000 new mobile phone customers, our strongest year since 2010, along with record-high connected device net additions of 564,000 • Total mobile phone and connected device net additions were 1,007,000, an industry-leading result, as compared to BCE’s and Rogers’ additions of 704,000 and 624,000, respectively • Since 2020, total mobile phone and connected device customer additions were 3,018,000, leading the industry and compared to BCE’s and Rogers’ additions of 2,304,000 and 1,670,000, respectively • Mobile phone blended churn rate was 1.05 per cent, an industry-leading result, compared to BCE’s and Rogers’ rate of 1.51 per cent and 1.66 per cent, respectively. • We led our global industry peers in respect of key operating and financial metrics, as highlighted below: • Consolidated revenue growth of 9.3 per cent significantly exceeded 2.4 per cent at Finland-based Elisa, 2.2 per cent at Netherlands-based KPN, and 1.4 per cent at U.S.-based AT&T, as well as negative 2.1 per cent at U.S.-based Verizon and negative 1.3 per cent at U.S.-based T-Mobile

EXECUTIVE COMPENSATION AT TELUS

  - Adjusted EBITDA growth of 7.6 per cent outperformed our global peer group, as compared to 4.7 per cent at AT&T, 5.8 per cent at T-Mobile, 2.8 per cent at Elisa, and 0.6 per cent at KPN, as well as negative 0.2 per cent at Verizon; however, net income decreased by 50 per cent
  - Free cash flow growth surpassed our global peers at 38.1 per cent, as compared to 33.1 per cent at Verizon, 18.6 per cent at AT&T, 6.9 per cent at Elisa and 2.7 per cent at KPN; however, cash provided by operating activities decreased by 6.5 per cent
  - Postpaid churn continues to set a global standard for excellence at 0.87 per cent, while Verizon ended the year at 1.14 per cent, AT&T at 0.98 per cent, and Elisa at 1.2 per cent.

- We led Canadian, U.S. and global peers on price earnings ratio (P/E) and enterprise value to EBITDA ratio (EV/EBITDA) valuation multiples in 2023. This is reflective of: TELUS' superior growth prospects, high-quality and differentiated asset mix, and unsurpassed track record for excellent and consistent execution.
  - TELUS' P/E multiple for 2023 of approximately 25x is well ahead of the Canadian group average by approximately 9x. Similarly, on an EV/EBITDA basis, TELUS multiple of 8.7x for 2023 is 0.8x higher than the Canadian group average
  - As compared to U.S. peers, our P/E multiple is nearly double the U.S. average of about 12.7x and approximately 1.5x higher on an EV/EBITDA basis
  - We led major European peers on a P/E basis in 2023 and, on average, more than doubled the European average by approximately 11.7x. On an EV/EBITDA basis, we surpassed all but one of our European peers, achieving a multiple that is higher by approximately 2x on average.

- We further reinforced our position in 2023 as the leading social capitalism company through volunteerism and philanthropy, and expanded support for our communities, by:
  - Supporting those in need, with TELUS, our team members and retirees contributing $100 million in cash, in-kind contributions, time and programs to charitable and community organizations. Additionally, our TELUS Days of Giving® mobilized a record 80,000 team members, retirees, family and friends, helping to inspire 1.5 million volunteer hours globally. Since 2000, TELUS, our team members and retirees have contributed $1.7 billion in cash, in-kind contributions, time and programs, including 2.2 million days of service, demonstrating our caring culture in action
  - Enabling $12.6 million in humanitarian and emergency relief in 2023, through cash and in-kind contributions from TELUS, our team members, our customers and TELUS Friendly Future Foundation®. This includes support for disaster relief efforts to assist those impacted by wildfires across Canada, and earthquakes in Türkiye, Syria and Morocco, bringing TELUS' total contribution to $185 million in cash and in-kind contributions in humanitarian relief since 2000
  - Contributing $11 million in cash donations to 550 projects delivered by registered charities and community partners in 2023 through TELUS Friendly Future Foundation, while fundraising $3.6 million. The Foundation has contributed $47 million in cash donations since its inception in 2018
  - Launching, through TELUS Friendly Future Foundation, the $50 million TELUS Student Bursary, the largest bursary fund in Canada. In the 2023-2024 academic year alone, the program awarded $2 million to 400 students facing financial barriers
  - Expanding the regional reach of two TELUS Community Boards in Canada to assist even more people. Since 2005, TELUS Community Boards have invested $107 million in more than 9,600 initiatives, providing support for underserved groups and individuals
  - Supporting over 1.1 million individuals through the TELUS Connecting for Good and TELUS Wise programs since inception
  - Further details on our social purpose and philanthropic efforts in 2023 can be found in our annual report at **telus.com/annualreport** and in our sustainability and ESG report at **telus.com/sustainability**.

- We continued TELUS' legacy of achieving world-leading engagement. Our 2023 year-end Pulsecheck survey results placed our organization within the top 10 per cent of Canadian employers and the top quartile of employers, globally.

With an unwavering focus on putting our customers and communities first, underpinned by our world-leading networks, innovative technology and globally recognized culture, our team was able to deliver strong results on our most critical operational and financial performance metrics relative to scorecard targets, resulting in a 2023 corporate scorecard multiplier of 0.73, with strong perfomance on incentive metrics with rigorous targets.

CEO 2023 total direct compensation

	CEO total direct compensation (TDC)[1]			
Element	2023 ($)	2022 ($)	2023/2022 $ change	2023/2022 % change
Base salary	1,600,000	1,600,000	–	–
Performance bonus	1,321,600	1,082,880	238,720	22.0
EPSU[2]	1,181,066	1,082,880	98,106	9.1
RSU	15,000,000	12,700,000	2,300,000	18.1
Total direct compensation	**19,102,666**	**16,465,760**	**2,636,906**	**16.0**

1 Includes base salary, annual performance bonus, EPSUs and RSUs.
2 In light of his significant shareholdings, Darren typically receives cash in lieu of EPSU grants.

TELUS 2024 **INFORMATION CIRCULAR • 77**

78 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS The People Committee considered the value of retaining Darren for the next several years to guide the expansion of TELUS’ portfolio of growth companies as we continue a succession process that includes development of internal succession candidates. In assessing the most appropriate compensation tools for this purpose, we considered that Darren has been the TELUS CEO for 24 years and continues to demonstrate extraordinary leadership. We noted that during his tenure, the incremental return to shareholders through dividends and share price growth has been approximately $47 billion and that his total compensation awarded over the same period has been half of one per cent of this value. We also considered that he is fully eligible for retirement vesting of his equity, meeting both the age and service requirements. The People Committee also considered Darren’s dedication to the organization. From 2012 through 2021, Darren maintained the same base salary with no increase over nine years, and for the six years from 2010 through 2015, Darren received the entirety of his salary in TELUS shares, highlighting his commitment to the long-term growth of TELUS. Darren is also currently providing strategic oversight as Chair of the Board of TELUS International, a position for which he does not receive any compensation. Considering all factors, the People Committee decided that increasing Darren’s target performance bonus percentage to 175 per cent of base salary (from 120 per cent in 2022) to align with median market benchmarking data for other long-tenured Canadian large-cap CEOs, and aligning his pension entitlement to reflect his target performance bonus, would be a highly effective way to continue to engage Darren. The People Committee followed its usual rigorous process in evaluating Darren’s performance, to determine both the individual performance component of his annual performance bonus and the LTI award. Reflective of Darren’s commitment to the long-term success of TELUS, Darren voluntarily relinquished the modified single trigger change of control benefits under his employment agreement, eliminating TELUS’ only remaining legacy single trigger employment agreement provision. Further details on Darren’s achievements can be found on pages 105 to 106. These compensation changes were made in February 2023, following TELUS’ record-breaking performance in 2022. 2023 named executive officer compensation Total direct compensation for the year-over-year comparable list of named executive officers (NEOs) (including the CEO) increased by 11 per cent from 2022. The overall increase in their compensation is attributable to: • An increase of seven per cent in base salaries, to align our positioning with our target pay philosophy • An increase of 14 per cent in annual RSUs (50 per cent of which are performance-contingent and only vest if rigorous performance targets are acheived). Further details on the compensation paid to our CEO and other NEOs are available starting on page 97. 2023 comparator group for benchmarking Prior to 2023, the People Committee primarily benchmarked executive compensation against a Canadian comparator group consisting of direct industry competitors and other appropriately sized Canadian companies, while considering U.S.-based telecommunications companies informally for additional context. In 2023, the People Committee transitioned to a comparator group that better reflects our increasingly diversified, global business operations. This new comparator group consists of 15 Canadian companies and seven non-Canadian companies in telecommunications or other relevant sectors. Further details on our compensation benchmarking approach in 2023 can be found on pages 95 to 96. Looking ahead to 2024 We regularly monitor market trends and best practices and are confident that our programs are aligned with both your expectations and our pay-for-performance philosophy. We will continue to evolve our corporate scorecard to focus on what matters most. In 2024, we will continue to pursue our social capitalism purpose, including investing in our communities and contributing to the health of our planet. We will strive to grow with our customers by improving our work processes to deliver the best customer experience, as we continue to focus on profitable growth. We are also introducing performance metrics focused on growing our emerging Internet of Things (IoT) and health businesses, both significant growth drivers for the Company. We are firmly committed to providing you with comprehensive and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a more detailed explanation of our methodologies and the actual pay of our executives. We invite you to share any feedback with your Board at board@telus.com. Sincerely, Mary Jo Haddad Chair, People, Culture and Compensation Committee On behalf of the TELUS Board of Directors

TELUS 2024 INFORMATION CIRCULAR • 79 EXECUTIVE COMPENSATION AT TELUS Compensation discussion and analysis The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to TELUS’ named executive officers (NEOs). For 2023, our NEOs are: Darren Entwistle President and Chief Executive Officer (CEO) Doug French Executive Vice-president (EVP) and Chief Financial Officer (CFO) Tony Geheran EVP and Chief Operations Officer Navin Arora EVP and President, Business Solutions Zainul Mawji EVP and President, Consumer Solutions Key compensation principles TELUS pays for performance. We establish a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – with an appropriate mix of fixed versus at-risk compensation and short-term versus long-term, equity-based compensation linked to our corporate and share price performance. We also drive ongoing high performance by setting ambitious targets. One of the primary focus areas of the People, Culture and Compensation Committee (People Committee) is to maintain an executive compensation program that supports the achievement of three objectives: • To advance our business strategy • To enhance our growth and profitability • To attract and retain the key talent necessary to achieve our business objectives. The People Committee utilizes an approach to compensation that is market-aligned and performance-based. An executive’s compensation is based on their individual performance, together with corporate performance, and positioned within a range determined with reference to market compensation data. Linking executive pay to actual performance ensures that executive compensation is aligned with the creation of value for shareholders and other stakeholders. This includes the compensation of our CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company).

80 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS At target, 86 per cent of CEO compensation and 75 per cent of ELT compensation is variable, dependent on performance. Compensation consists mainly of variable compensation that is tied to TELUS’ performance. CEO target pay mix ELT target pay mix Components of variable compensation Performance metrics Short-term Performance bonus (cash) Combination of corporate and business unit scorecard results, and achievement of individual performance objectives Medium-term Executive performance share units (EPSUs) Same metrics as annual bonus for grants, plus subsequent share price performance Long-term Restricted share units (RSUs) Individual performance for grant levels, plus subsequent share price performance, with half also based on relative total shareholder return and total customer connections 25% 12.5% 12.5% 75% at risk 25% 25% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 31% 31% 12% 12% 86% at risk 14% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 33.5% 33.5% 9% 9% 85% at risk 15% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 1 We pay for performance 25% 12.5% 12.5% 75% at risk 25% 25% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 31% 31% 12% 12% 86% at risk 14% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 33.5% 33.5% 9% 9% 85% at risk 15% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 2 We promote sound risk-taking Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of TELUS’ compensation program that help manage and mitigate risk in executive compensation. Independent People Committee – All of our People Committee members are independent, including in accordance with the additional standards for compensation committees in the New York Stock Exchange (NYSE) manual Independent consultant – We use an external independent executive compensation consultant to assess our executive compensation programs and ensure they are aligned with shareholder and corporate objectives, best practices and governance principles Pay for performance – At-risk pay (linked to the Company’s performance) is 86 per cent of target total direct compensation for the CEO and 75 per cent of target total direct compensation for the ELT Caps on payouts – Incentive awards are capped to avoid excessive payouts, and caps are aligned with market practice Balanced performance metrics – Our performance metrics are well communicated and regularly monitored through the corporate scorecard, and include multiple measures to avoid the pursuit of a singular performance metric at the expense of the overall business • At target, only 12 per cent of CEO pay (the annual performance bonus) is tied to short-term results, with 12 per cent tied to medium-term results (EPSUs) and 62 per cent in the form of long-term incentives (LTI). For the ELT, only 12.5 per cent of pay is tied to short-term results, with 12.5 per cent tied to medium-term results and 50 per cent in the form of LTI • Fifty per cent of LTI awards are subject to performance-vesting criteria Balance between short-term and long-term incentives – Reasonable balance between elements that focus on short-term financial performance and those that reward longer-term corporate performance and share price appreciation What we do

TELUS 2024 INFORMATION CIRCULAR • 81 EXECUTIVE COMPENSATION AT TELUS An important part of the People Committee’s risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2023, Meridian Compensation Partners Inc. (Meridian), the People Committee’s independent compensation consultant, was engaged to provide an external perspective on the risks of our compensation programs. Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 metrics across the following four categories: • Pay philosophy and governance • Pay structure • Performance metrics/measurement • Risk mitigation practices. After considering the results of the assessment and internal review, the People Committee did not identify any risks in relation to the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company. Our compensation risk assessment did not identify any risks in relation to our compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company. Stress-testing of targets – Targets for corporate performance scorecard metrics are stress-tested and generally made more difficult to attain each year, in order to promote continuous stretch and performance improvement year-over-year, as reviewed by the Board Overlapping performance periods – Within our LTI program, an overlap in vesting of our annual equity awards ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own Clawback policy – Allows the People Committee to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financial results Insider trading policy and process – Executive officers (including the CEO) are required to pre-clear all trades to protect against insider trading and trading during restricted periods Stringent share ownership requirements – The CEO is required to hold 7x base salary and ELT members are required to hold 3x base salary in TELUS shares Hold period after retirement – The CEO and ELT are required to comply with share ownership requirements for one year following retirement What we do (continued) x Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements x Maintain or reduce performance target levels for incentive plans; steadily increasing performance levels must be achieved to realize payouts year after year x Guarantee a minimum level of vesting for our performance-contingent RSUs x Offer single-trigger change of control rights to executives x Include unvested RSUs, EPSUs or unexercised options (if any) in the calculation of share ownership targets x Offer excessive severance. The CEO has a three-month severance (except in the case of change of control or disability, which provide a 24-month severance); all other ELT members have an 18-month severance x Over-emphasize any single performance metric x Guarantee annual base salary increases or bonus payments x Offer excessive perquisites What we do not do

82 • TELUS 2024 INFORMATION CIRCULAR 3 We balance the short, medium and long term Our program features a well-balanced mix of fixed and variable pay elements, with layering of payout timing, annual awards and overlapping vesting of equity incentives and other incentive vehicles. LTI awards (time-vested and performance-contingent RSUs, both of which cliff-vest over approximately three years) are granted on an annual basis, resulting in a continuously overlapping vesting schedule rather than a one-time vesting event after which an executive will have little outstanding LTI. Medium-term incentives (EPSUs) are granted in the same way. This approach ensures that our executives’ interests are not tied solely to success in any single performance period. 2021 2022 2023 2024 2025 2026 Salary Short-term incentive Medium-term incentive1 Long-term incentive 2023 compensation Salary Short-term incentive Medium-term incentive1 Long-term incentive 2022 compensation Salary Short-term incentive Medium-term incentive1 Long-term incentive 2021 compensation EXECUTIVE COMPENSATION AT TELUS Overlapping performance periods and vesting discourage excessive risk-taking and promote a long-term focus. 1 Medium-term incentives reflect EPSUs, vesting one-third per year. 4 We reward contribution TELUS utilizes an approach to compensation that is both market-aligned and performance-based. Our compensation structure is established based on benchmarking relative to a select comparator group comprised of TELUS’ direct competitors and other appropriately sized Canadian and U.S. companies that have executive positions of similar scope and complexity, with which TELUS would compete for executive talent. However, an executive’s actual compensation may be positioned above or below the market benchmark, based on the scope of their role and their expertise, experience and performance. Of note, LTI grant amounts are tailored to both the market and the individual and are based on an executive’s retention value and future potential. The Board considers this performance-based and forward-looking approach to granting LTI awards to be a best practice, in contrast to typical market practice where LTI awards are granted solely based on market benchmarks. Compensation is established based on the scope and responsibility of the role and the executive’s expertise, experience and performance, and is compared to a group of competitors and companies in other industries of comparable complexity and size.

TELUS 2024 INFORMATION CIRCULAR • 83 EXECUTIVE COMPENSATION AT TELUS 5 We align compensation with corporate strategy Our long-standing national growth strategy was founded on our strategic intent – to unleash the power of the internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives, which guide our team as we work together to advance our national growth strategy, include: • Building national capabilities across data, IP, voice and wireless • Providing integrated solutions that differentiate TELUS from our competitors • Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business • Focusing relentlessly on the growth markets of data, IP and wireless • Going to market as one team under a common brand, executing a single strategy • Investing in internal capabilities to build a high-performance culture and efficient operation. To further advance our strategy, each year we establish corporate priorities. For 2023, these priorities were: • Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™ • Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services • Scaling our innovative digital capabilities in TELUS International, TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence. To align executive compensation with our corporate strategy, we directly link an executive’s performance to the achievement of our strategic imperatives and corporate priorities, and by extension, to their pay. The CEO and ELT members’ performance bonus is determined through a combination of our corporate scorecard and individual performance (plus business unit scorecard for ELT members). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. This performance calculation methodology is also used for granting the medium-term EPSU awards. Our 2023 corporate scorecard metrics (see page 104), the business unit scorecard metrics (see page 107), and individual performance of our executives are directly linked to achieving these priorities. The TELUS team remains focused on our national growth strategy and six strategic imperatives, which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities.

84 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS 6 We align compensation with long-term shareholder value creation Our executive compensation programs closely link actual payouts to the creation of sustainable shareholder value. In fact, shareholder value has grown significantly faster than our executives’ actual compensation levels. Where most companies pay annual bonuses entirely in cash, we deliver half of our annual bonuses in the form of EPSUs, enhancing alignment with the goal of long-term shareholder value creation. CEO and ELT compensation is aligned with total shareholder return. To further ensure alignment with shareholders’ interests, the actual number of EPSUs awarded is determined by taking the dollar value of an executive’s annual performance cash bonus and dividing it by the value of TELUS common shares at either the beginning or end of the performance year (i.e. the year preceding the year of allocation), whichever is higher. This results in a lower EPSU award if TELUS’ share price declined over the course of the year. This methodology ensures the direct alignment of our bonus program with the shareholder experience. In addition, at least 50 per cent of each ELT member’s total compensation is delivered in the form of RSUs, 50 per cent of which have performance conditions to further ensure alignment with shareholders’ interests. 7 We align our pay practices across the organization TELUS’ pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation: • We ensure that executives’ annual base salary increases are relatively aligned with annual base salary increases for positions below the executive level • All employees share in the achievement of corporate success through participation in common performance bonus programs that may increase or decrease based on corporate scorecard results • All employees within a business unit share in the achievement of their team’s success through their respective business unit scorecard • Increases in a team member’s responsibility or role (such as a promotion) are accompanied by appropriate and commensurate changes in pay • We use market compensation data, along with other relevant internal factors (such as internal equity and strategic significance) to develop base salary ranges and target compensation levels for all TELUS positions; for roles governed under a collective bargaining agreement, the job assessment and compensation ranges are dictated by the terms of the negotiated collective agreement • Reflecting market best practices for executive compensation, CEO pay is assessed relative to other NEOs to ensure that the ratio remains reasonable. Consistent with the approach taken for the broader TELUS team, we adjusted executive salaries in 2023 to improve market competitiveness, in light of our target pay philosophy. The total increase in 2023 CEO total direct compensation relative to 20 years ago (2003 CEO total direct compensation) was: 339% TELUS’ 20-year total shareholder return (from December 31, 2003 to December 31, 2023) was: 725%

TELUS 2024 INFORMATION CIRCULAR • 85 EXECUTIVE COMPENSATION AT TELUS Board oversight and compensation governance The Board is responsible for both executive compensation and shareholder engagement. The Board oversees the work of the People Committee, which is responsible for reviewing and recommending CEO compensation for the Board’s approval and for reviewing and approving ELT compensation arrangements. The People Committee works in collaboration with the Corporate Governance Committee, and receives advice from an independent compensation consultant (the Board advisor). The EVP, People & Culture and Chief Human Resources Officer (CHRO), and the People and Culture team, are responsible for implementing the processes required to administer the executive compensation program. They also advise and report to the People Committee on various elements of the executive compensation program. The CHRO and the People and Culture team receive advice from a separate compensation consultant (the management consultant). CONSULTS REPORTS REPORTS REPORTS ELECTS CHRO and People and Culture team responsible for our HR strategies and policies and ensuring alignment between TELUS’ executive and non-executive compensation programs People Committee responsible for our compensation programs and practices Corporate Governance Committee works in collaboration with the People Committee to monitor and identify best practices for compensation and disclosure Board of Directors engages with shareholders and oversees compensation program and practices Shareholders have a say on pay CONSULTS CONSULTS Board advisor (see page 87) Management consultant (see page 87)

86 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS The People Committee The People Committee is responsible for: • Overseeing the Company’s people and culture strategy, including our executive compensation philosophy and guidelines, to ensure alignment and engagement across the organization • Reviewing corporate performance metrics and any year-end performance adjustments proposed by management • Determining CEO goals and objectives relative to compensation, and evaluating CEO performance • Reviewing and recommending CEO compensation to the Board based on its evaluation • Approving ELT compensation • Overseeing ELT succession planning and supporting the Board’s CEO succession planning • Reviewing and monitoring the Company’s exposure to risks associated with its executive compensation program and policies, and developing appropriate practices and policies to mitigate these risks • Reviewing and administering the supplemental retirement arrangements (other than registered pension plans) for the ELT and all of our equity-based incentive plans. The People Committee’s mandate also includes oversight of executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct. People Committee experience Members of the People Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enables them to make effective decisions on our compensation practices. All of the People Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired experience relevant to their responsibilities for reviewing and considering executive compensation. The Board has determined that all members of the People Committee meet the compensation committee independence requirements of the NYSE. The following is a brief description of the experience of each current member of this Committee that is relevant to the exercise of their responsibilities as a member of the Committee: • Mary Jo Haddad – Mary Jo has over 30 years of experience in the healthcare sector in Canada and the United States, and is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she had held since 2004. As CEO, she established compensation framework programs and policies for SickKids. She was previously a member of the compensation committees of the Toronto-Dominion Bank and of various non-profit organizations. Mary Jo joined the People Committee in 2016 and became chair of the People Committee in May 2017. She is also a member of the Corporate Governance Committee. • Ray Chan – Ray is a corporate director with over 40 years of experience in the oil and gas industry. He has held several senior executive positions, serving as CEO, CFO, Executive Chair and Independent Chair. He was the Lead Independent Director of Baytex Energy Corp. from 2018 to 2019 and was chair of its human resources and compensation committee. Ray also previously served on the compensation committee of the TMX Group Inc. and TORC Oil & Gas Ltd. Through his executive roles, Ray has been involved in a variety of compensation matters, such as the development and financial analysis of compensation plans and leadership succession planning. Ray joined the People Committee in 2013 and is also the chair of the Pension Committee. • Hazel Claxton – Hazel is a corporate director and the former Executive Vice-President and Chief Human Resources Officer of Morneau Shepell Inc. (since renamed LifeWorks Inc. and now a part of TELUS Health), a position she held from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada, where she gained significant finance and accounting experience and held several leadership roles, including Canadian Leadership Group member, Human Capital leader, and partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently sits on the boards of Bank of Montreal, Allied Properties REIT, University Pension Plan Ontario and Unity Health Toronto, and is a Chartered Professional Accountant. Hazel joined the People Committee in 2022 and is also a member of the Audit Committee. • Lisa de Wilde – Lisa is a corporate director and is the Bell Media Professor in the Schulich School of Business MBA Program in Arts, Media and Entertainment Management. From 2005 to 2019, Lisa served as the CEO of TVO, where she revised the compensation framework and policies and played a pivotal role in transforming the organization to a fully digital leader in current affairs and education technology. Prior to her tenure at TVO, she served as the CEO of Astral Television Networks. She was previously a member of the compensation committee of Enercare Inc. and of various non-profit organizations. She currently sits on the boards of École de Danse Contemporaine de Montréal and CARE Canada. Additionally, she serves as the vice chair of the Asia Pacific Foundation of Canada and is a past chair of the board of the Toronto International Film Festival. Lisa joined the People Committee in 2023 and is also chair of the Corporate Governance Committee. • Christine Magee – Christine is the Co-Founder and Chair of Sleep Country Canada, having co-founded the company in 1994. From 1982 to 1994, Christine worked in the banking and financial services industry at National Bank of Canada and Continental Bank of Canada. She currently serves on the board and compensation committee for Metro Inc. She has previously served on the board of directors of Woodbine Entertainment Group, Cott Corporation, McDonald’s Canada, Sirius XM Canada, and others. As Chair and former President of Sleep Country Canada, she managed the executive compensation programs and policies for the company. Christine joined the People Committee in 2021 and is also a member of the Pension Committee.

EXECUTIVE COMPENSATION AT TELUS

- **Marc Parent** – Marc is President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. Marc has over 40 years of experience in the aerospace industry, having held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently serves on the boards of the Business and Higher Education Roundtable and the McGill University Health Centre Foundation. Marc joined the People Committee in 2018 and is also a member of the Pension Committee.

Further information about the People Committee members can be found under *Director profiles* on pages 23 to 37.

Executive compensation consultants

The People Committee has retained Meridian as its independent compensation consultant (the Board advisor). Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010.

The Board advisor's mandate is to support the Board, and specifically the People Committee, as well as the Corporate Governance Committee. The nature and scope of Meridian's services include:

- Preparing for and attending People Committee meetings and select management meetings, including meetings with the chair of the People Committee
- Advising on CEO and ELT compensation
- Advising on incentive metrics and the assessment of annual and long-term incentive performance
- Supporting analyses with regard to current market practice, governance, regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure
- Assessing risks associated with executive pay policies and practices
- Advising on special projects throughout the year relating to the review and analysis of equity plans and grants, CEO pay-for-performance analysis, review and drafting of the information circular, and preparation of regular education sessions on executive compensation trends.

As an independent advisor, Meridian does not receive direction from the People Committee to perform any of these services in any particular manner or under any particular method. The chair of the People Committee approves all invoices for executive compensation work that Meridian performs. The People Committee has the authority to hire and terminate Meridian as the Board advisor and is responsible for determining the scope of services provided by Meridian. It assesses Meridian's performance annually and approves a letter of engagement each year.

TELUS engaged Mercer (Canada) Limited (Mercer) as its management consultant to provide executive compensation consulting services that will enable management to deliver on their objectives. The nature and scope of Mercer's services include:

- Reviewing compensation philosophy, share ownership guidelines and executive policy changes
- Advising on the composition of TELUS' compensation and performance comparator groups
- Analyzing market executive pay levels and trends, including detailed analyses for the CEO and ELT
- Advising on CEO and ELT compensation and performance levels
- Conducting analyses to evaluate the relationship and linkage between pay and performance
- Advising on any corporate scorecard adjustments proposed by management
- Where appropriate, reviewing communication materials prepared by management, including the information circular, key internal communications, and materials prepared by management for the People Committee.

Board advisor fees

The following table lists the fees billed by our Board advisor, Meridian, for the past two years. In 2023, Meridian provided no services other than those related to director and executive compensation.

Type of work	2023 ($)	2022 ($)
Services related to determining executive officer and director compensation	262,040	251,742
All other fees	nil	nil
Total	**262,040**	**251,742**

TELUS 2024 **INFORMATION CIRCULAR • 87**

88 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS Total compensation at a glance Component Targeted % of total Description Objective Annual compensation Fixed base salary CEO 14.0 ELT 25.0 • Salary ranges are established for each position based on external benchmarking, with the midpoint of the range being set at the median of the comparator group Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group Annual performance bonus CEO 12.0 ELT 12.5 • At target, 87.5 per cent of base salary for the CEO and 50 per cent of base salary for ELT members • Tied to corporate, business unit and individual performance, with corporate performance given 80 per cent weighting for the CEO and 70 per cent weighting for ELT members (see pages 89 to 91) • Performance metrics can result in payouts ranging from zero (for below-threshold performance) to 200 per cent of target (for exceptional performance) Provides an annual cash award based on corporate, business unit and individual results Medium-term incentive EPSUs CEO 12.0 ELT 12.5 • At target, 87.5 per cent of base salary for the CEO and 50 per cent of base salary for ELT members • Grant value is determined in the same way as the annual performance bonus, but the number of EPSUs to be awarded is determined by dividing the dollar value of the annual performance bonus by the higher of the share price at the beginning or end of the prior year (see page 91) • EPSUs vest one-third every year over a period of just under three years, and encourage the executives to drive shareholder value over the medium term (may be provided in cash to the CEO given his shareholdings) • EPSUs are taxed as employment income Links a portion of annual compensation to both the achievement of performance targets and shareholder return over the medium term Long-term incentive RSUs CEO 62.0 ELT 50.0 • Delivered 50 per cent each in time-vested and performance-contingent RSUs (see pages 92 to 94) • Executives’ grant allocations are differentiated based on their retention value and future potential, as well as external benchmarking • RSUs cliff-vest in just under three years • RSUs are taxed as employment income Encourages retention and links a significant portion of compensation to both the achievement of performance targets and shareholder return over the long term Indirect compensation Benefits and perquisites • A competitive executive benefits program, including comprehensive health program, vehicle, telecommunications benefit and flexible perquisite plan Retirement benefits • Registered defined benefit plan and supplemental retirement arrangement (SRA) consistent with market practice. The SRA provisions are described on pages 115 to 117 • In some cases, may also be a registered defined contribution (DC) plan and DC supplementary plan for designated employees Compensation elements for the CEO and ELT The key components of total direct compensation for the CEO and ELT are fixed base salary, short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance over the medium term, approximately three years) and LTI (paid 50 per cent each in time-vested and performance-contingent RSUs to promote the retention of the executive and reward performance over the long term). Also considered as part of the Company’s total compensation program are benefits and perquisites, as well as retirement benefits. See pages 115 to 117 for details.

EXECUTIVE COMPENSATION AT TELUS

2023 approach to compensation

Base salary methodology

At TELUS, we set our executive salary range midpoints at the 50th percentile of the comparator group. We then set individual base salaries to recognize the executives' varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The People Committee considers and approves ELT base salaries, while the Board approves the CEO's base salary based on the People Committee's recommendation.

At-risk incentive pay components

At-risk incentive pay consists of three components:

- Annual performance bonus (paid in cash)
- Medium-term incentives (paid in EPSUs)
- Long-term incentives (paid in RSUs), of which:
  - Fifty per cent is time-vested
  - Fifty per cent is performance-contingent.

The following outlines our approach in determining and delivering these at-risk components.

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. This component of at-risk pay is calculated based on corporate, business unit and individual performance.

Each executive's annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

Executive's actual salary earned in 2023	x	Executive's target bonus, as a percentage of salary	x	Corporate scorecard multiplier minimum: 0% maximum: 200%	x	Corporate weighting CEO: 80% ELT: 70%	x	Corporate performance payout
								+
Executive's actual salary earned in 2023	x	Executive's target bonus, as a percentage of salary	x	Business unit and individual multiplier minimum: 0% maximum: 200%	x	Business unit and individual weighting CEO[1]: 20% ELT: 30%	x	Business unit and individual performance payout
								=
								Annual performance bonus

1 The CEO's 20 per cent weighting reflects only individual performance.

TELUS 2024 INFORMATION CIRCULAR • 89

90 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS To determine the annual performance bonus for each executive, we follow a four-step process: • Step 1: Determine each executive’s target bonus (actual earned salary multiplied by target performance bonus percentage) • Step 2: Assess corporate performance as measured by corporate scorecard results • Step 3: a) Assess business unit performance as measured by business unit scorecard results b) Assess individual performance as measured by the amazing people performance development (APPD) model and adjust each ELT member’s business unit result to achieve the combined business unit and individual performance result • Step 4: Calculate the annual performance bonus based on the above payout formula. Step 1: Determine each executive’s target bonus (actual earned salary multiplied by target performance bonus percentage) Each executive’s target bonus for 2023 is determined by the following formula: Executive’s actual salary earned in 2023 ($) Executive’s annualized base salary over the course of 2023 (pro-rated if needed) Executive’s target bonus (%) Executive’s target bonus percentage over the course of 2023 (pro-rated if needed) x Step 2: Assess corporate performance as measured by corporate scorecard results Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined after the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2023 metrics measured achievements in three areas: team culture and brand, customers first, and profitable growth and efficiency. See page 104 for details on the 2023 corporate scorecard and our results. Setting objectives The objectives in our corporate scorecard are set each year and approved by the People Committee at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board. The key aspects of the target-setting process include: • Selecting measurable and auditable performance metrics • Ensuring that, as a general principle, the threshold target for any metric (which yields a 0.5x performance multiplier) exceeds the actual result on that metric in the previous year. The target (which yields a 1.0x performance multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board • Stress-testing current-year targets against the prior-year scorecard to support year-over-year continuous improvement • Ensuring that targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the corporate scorecard • Ensuring that all performance metrics are tied to the Company’s strategic imperatives and corporate priorities. During the year, results may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the People Committee reviews and has approval authority for all adjustments proposed by management. Step 3a: Assess business unit performance as measured by business unit scorecard results ELT members are also evaluated against their business unit scorecard. These scorecards measure the overall performance of the business unit and apply to all team members within the respective business unit. Business unit goals are established annually and consist of a number of performance metrics across the same categories in our corporate scorecard (team culture and brand, customers first, and profitable growth and efficiency), which collectively measure the health of the business unit and ultimately TELUS. The business unit scorecard measures our success in achieving not only our publicly communicated financial and operating targets, but also our internal business unit priorities. The purpose of the business unit scorecard is to: • Articulate and communicate the business unit strategy • Align individual, organizational and cross-departmental initiatives to achieve common business unit goals • Recognize levels of achievement against our strategy • Establish common language and shared accountability, in order to drive effective strategic dialogue. A number of metrics could be included in each business unit scorecard. The senior leadership team within each business unit selects metrics that are readily quantifiable, easily generated by our information systems, auditable and of corporate relevance. The metrics also consider year-to-year consistency with the business units’ annual priorities. In addition, team members should feel they have the ability to contribute toward reaching the related targets. Lastly, if there are too many metrics, the significance of each becomes diluted. The target-setting and adjustment process for the business unit component is consistent with the approach taken for the corporate component described in Step 2.

TELUS 2024 INFORMATION CIRCULAR • 91 EXECUTIVE COMPENSATION AT TELUS Step 3b: Assess individual performance as measured by the APPD model and adjust each ELT member’s business unit result to achieve the combined business unit and individual performance result Since 2020, individual performance for the CEO and ELT has been evaluated using our APPD model, which measures the executives’ results against goals (what you do), and values (how you do it). The CEO’s individual performance is assessed by the People Committee, with input from each member of the Board (other than the CEO) that is collected through Meridian’s formal CEO evaluation process and subsequently provided to the chair of the People Committee. The chair of the People Committee invites Board members to provide their comments or observations regarding the CEO’s performance in writing, prior to the People Committee meeting where its members will assess the performance of the CEO. Each ELT member’s individual performance is initially assessed by the CEO. The CEO then uses this evaluation to recommend adjustments to each ELT member’s business unit result in Step 3a to arrive at an overall business unit and individual performance payout. Step 4: Calculate the annual performance bonus The People Committee, with input from the Board, assesses the CEO’s individual performance and leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the related multiplier in the corporate scorecard, recommends for the Board’s approval the annual performance bonus of the CEO, using the formula on page 89. The People Committee reviews the CEO’s assessment of each executive’s performance and recommendations on each ELT member’s business unit and individual multiplier, and determines the annual performance bonus for each executive, also using the formula on page 89. The relative weighting of corporate, business unit and individual performance in the determination of a team member’s performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the CEO’s case, corporate performance is weighted at 80 per cent and individual performance is weighted at 20 per cent. For the ELT, corporate performance is weighted at 70 per cent and the combination of business unit and individual performance is weighted at 30 per cent. In addition to corporate, business unit and individual performance, the Board has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors. Corporate and business unit payouts can range from zero for below-threshold performance to a maximum of 200 per cent for exceptional performance. The assessment of each ELT member’s individual performance is used to adjust their business unit results to arrive at an overall payout for business unit and individual performance. This approach ensures that at-risk pay reflects actual performance, and requires outstanding results in order to generate above-target payouts. At-risk pay: Medium-term incentives (EPSUs) Methodology Medium-term incentives are paid through EPSUs under the Performance Share Unit Plan (PSU Plan). EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to TELUS’ share price performance. We achieve this by pegging the value of EPSUs to the value of TELUS shares (which further aligns the interests of executives with those of shareholders) and paying them out over approximately three years, where one-third of the EPSUs vest each year. EPSUs are taxed as employment income. We believe complementing the annual performance bonus with this medium-term incentive (targeted at 87.5 per cent of base salary for the CEO and 50 per cent of base salary for the ELT) is an approach that is better aligned with shareholders’ interests than paying out the entire annual incentive amount in cash. Deferring and linking this portion of executive compensation to our share price performance also distinguishes us from direct competitors and other comparable companies that target cash bonuses at 175 to 200 per cent of base salary for their CEO and 100 to 125 per cent for their other NEOs. To determine this award, we start with the amount of the annual performance bonus and apply the following formula: The dollar value of the annual performance bonus EPSU award = The higher of TELUS’ share price at the beginning or end of the year1 1 Determined using the weighted average price of shares listed on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. Any decline in the price of TELUS shares over the performance year directly reduces the value of an executive’s EPSU award, despite the fact that performance objectives for the year may have been met, further aligning executive compensation with the shareholder experience. If an executive resigns, all unvested EPSUs are forfeited, further supporting retention. See pages 126 to 127 for a description of key terms of the PSU Plan. The Board approves the CEO’s annual EPSU award upon the People Committee’s recommendation, while the People Committee approves EPSU awards for the ELT following its review of the CEO’s assessment of each ELT member’s annual performance. According to our benchmarking, comparator companies target cash bonuses at 175 to 200 per cent of base salary for their CEO, and 100 to 125 per cent for their other NEOs. At TELUS, our annual target performance bonus (paid in cash) equals 87.5 per cent of base salary for the CEO and 50 per cent of base salary for the other NEOs. An equal target amount is awarded in EPSUs, which further improves alignment with shareholders’ interests.

EXECUTIVE COMPENSATION AT TELUS

At-risk pay: Long-term incentives (RSUs)

Methodology

LTI is awarded as RSUs granted under the RSU Plan, 50 per cent of which are performance contingent.

Our RSU awards have several key features:

- They cliff-vest in just under three years following grant
- The Board (for the CEO) and the People Committee (for the ELT) approve the notional value of RSU grants. These values are then converted into units based on TELUS' share price on the grant date, as determined in accordance with the RSU Plan (see pages 128 to 129 for details)
- The size of these awards, which are usually determined at the beginning of the fiscal year, are based upon an executive's retention value and future potential, as well as market compensation levels. The People Committee also considers the size of grants made in the previous three years, as well as the amount of LTI that is still unvested
- Fifty per cent of the overall notional LTI value delivered to executives is in the form of performance-contingent RSUs; the remaining half is in the form of time-vested RSUs.

LTI is designed to promote retention and reward the achievement of business objectives over the longer term (three years and beyond) by providing future income that is linked to performance.

Performance-contingent LTI

Our performance-contingent RSUs feature a performance period spanning approximately three years, and cliff-vest shortly after the end of the performance period.

The two performance metrics are:

- Relative total shareholder return (TSR), weighted at 75 per cent of total performance, compared to a composite of incumbent global telecom companies, over a 33-month period; accordingly, the relative TSR component of performance-contingent RSUs granted in February 2023 has a performance period from January 1, 2023 to September 30, 2025, for a payout in November 2025 (if earned)
- Total customer connections (TCC), weighted at 25 per cent of total performance and measured annually over three equally-weighted years.

Type of LTI	Performance metric	Weighting
Performance-contingent LTI	Relative TSR	37.5%
	TCC	12.5%
Time-vested LTI		50.0%

Relative total shareholder return

The People Committee believes that TSR over approximately three years, relative to a composite benchmark consisting of over 20 incumbent telecoms worldwide (the performance comparator group), is an appropriate metric to use in determining the payout of TELUS' performance-contingent RSUs, as it enhances the alignment of executive pay with shareholders' interests. It is also consistent with leading market practices and is a reliable and accurate measurement of our ability to create shareholder value relative to other industry comparators, as we acknowledge that telecom investors have a choice as to where they invest their capital.

The following chart depicts our TSR payout scale, where payouts could range from zero (if TELUS ranks below the 45th percentile) to 200 per cent of target (if TELUS ranks at or above the 90th percentile):


Relative TSR payout scale
200%
150%
100%
50%
0%
Payout
0
15
30
45
60
75
90
100
Performance percentile

This performance scale is more challenging than those typically observed in the market, where a 50 per cent payout often corresponds with 25th percentile performance and a 200 per cent payout often corresponds with 75th percentile performance.

92 • TELUS 2024 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Total customer connections

TCC is an internal, absolute operational performance metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications.

The People Committee reviews this metric annually to determine whether the definition remains appropriate. Prior to 2019, the metric was based on a three-year forecast established at the time of the grant. In 2019, we revised our methodology to more closely align with business strategies and the annual budgeting process.

As a result of this change, TCC is now based on the average of three annual targets that are established at the beginning of each one-year period and aligned with certain connections in the net additions index of the annual corporate scorecard. These annual forecasts are based on the Board-approved annual target for total connections, risk-adjusted to reflect competitor activity, and approved by the People Committee.

We do not disclose TCC targets for our performance-contingent LTI as this would be detrimental to the best interests of our shareholders, since it would provide our competitors with insight into our strategic business plans and would seriously prejudice our Company in the intensely competitive market in which we operate. Both the Board and the People Committee are confident that this year's threshold, target and stretch goals for TCC are set on a basis that requires significant effort and will be challenging to achieve.

Payouts for TCC performance could range from zero to 200 per cent of target: a minimally acceptable level of performance results in a 50 per cent payout, at-target performance results in a target (100 per cent) payout, and a maximum level of performance results in a 200 per cent payout.

Payout calculation methodology

Upon vesting, the payout for each metric is calculated using the following formula:

Number of share units at vesting (including reinvested dividends) x Share price at the time of vesting x Performance multiplier for that metric = Payout award

The following table illustrates the payout if an executive is granted an RSU award of $1 million, assuming a share price of $25 at the time of grant, a share price of $30 at vesting, and a 100 per cent performance multiplier for each of the two performance metrics. Figures do not include additional RSUs equivalent in value to dividends accrued on the shares, which would enhance the overall award value.

LTI component	Performance element	Grant value	Number of RSUs granted at $25[1]	Vesting value with share price at $30[1]	Performance multiplier	Pre-tax payout value
Time-vested RSUs	Not applicable	$500,000	20,000	20,000 x $30 = $600,000	Not applicable	$600,000
Performance-contingent RSUs	Relative TSR (*75% weight*)	$375,000	15,000	15,000 x $30 = $450,000	60th percentile ranking = 100% payout	$450,000
	TCC (*25% weight*)	$125,000	5,000	5,000 x $30 = $150,000	At-target performance = 100% payout	$150,000
Total		**$1,000,000**				**$1,200,000**

1 Dollar figures used are for illustrative purposes only; they do not reflect forward-looking statements, targets or guidance.

TELUS 2024 **INFORMATION CIRCULAR • 93**

EXECUTIVE COMPENSATION AT TELUS

Prior to paying out any performance-contingent RSUs, the People Committee has discretion to make determinations regarding the performance level achieved and the resulting performance multiplier. In making such determinations, the People Committee or the Board, as applicable, may take into consideration significant external challenges and opportunities that TELUS faced that were not contemplated or reasonably expected at the time a grant was approved.

Increases (subject to a maximum of 200 per cent) or decreases in the performance multiplier could reflect:

- Changes in the comparator group of telecom companies used to benchmark TELUS' relative TSR
- Extraordinarily good or poor performance
- External factors affecting performance, such as significant regulatory changes in the Canadian telecom landscape
- Other factors that the People Committee or the Board, as applicable, shall determine at its discretion.

Assessing individual performance

Unlike most organizations, our LTI grants adhere to our overall philosophy in that they are tailored to both the market and the individual – an approach that we deem to be a leading practice and preferable to LTI grants based exclusively on benchmarking.

We establish LTI grant amounts for the CEO and ELT through our talent summary approach, which focuses on both the individual executive's retention value and their future potential.

For retention value, retention risk is assessed as **high** or **highest** based on:

- Opportunities in the internal or external market, or how sought-after the executive's skill set or experience is in the marketplace relative to their peers
- How easily replaceable the executive's skill set or experience is in the marketplace relative to their peers
- How costly (either directly or indirectly) it would be to replace the executive relative to their peers
- How readily available comparable opportunities are externally.

For future potential, an executive is assessed based on TELUS' professional development objectives:

- **Grow and enrich**: Personalize learning and development for continued growth
- **High potential and/or CEO potential**: Executive has high potential to take on significantly greater responsibility in the future, or is a potential CEO successor.

The following framework was used for granting LTI to the CEO and ELT in 2023, based on total direct compensation (equal to the sum of base salary, annual performance bonus, EPSUs, and LTI):

		Future potential	
		Grow and enrich	High potential and/or CEO potential (for ELT)
Retention value	Highest	~Third quartile total direct compensation positioning	~Top quartile total direct compensation positioning
	High	~Second quartile total direct compensation positioning	~Third quartile total direct compensation positioning

For each position and performance category, we establish LTI ranges using target total direct compensation percentiles that are derived through benchmarking. With the support of our compensation consultants, the market percentiles are normalized to minimize the influence of outlying data. Actual LTI award amounts may vary so as to position executives anywhere between the second quartile and the top quartile of the comparator group on total direct compensation.

For the CEO, RSU grants require Board approval upon the People Committee's recommendation. For executives other than the CEO, the CEO first recommends RSU grants to the People Committee, which after considering the CEO's recommendations, recommends to the Board the total value of RSUs to be granted in aggregate to all executives. The People Committee approves individual ELT grants.

The aggregate dollar amount for annual RSUs granted below the executive level is approved by the People Committee, but individual grants are approved by the CEO.

At-risk pay: Other considerations

As described above, our compensation practices are robust and consider both internal and external performance measures consistent with our pay-for-performance philosophy. The People Committee, however, retains the authority to reduce or supplement compensation in exceptional circumstances.

In assessing performance against the 2023 corporate scorecard, the People Committee and the Board did not exercise discretion to adjust any performance metrics. Our 2023 corporate scorecard performance resulted in a multiplier of 0.73. For further details, see page 104.

94 • TELUS 2024 INFORMATION CIRCULAR

TELUS 2024 INFORMATION CIRCULAR • 95 EXECUTIVE COMPENSATION AT TELUS Benchmarking Selection of comparator group Each year, the People Committee reviews and selects a comparator group for compensation benchmarking purposes, with input from the executive compensation consultants and management. Prior to 2023, the People Committee used both Canadian and U.S. comparator groups, as follows: • The Canadian comparator group (used to benchmark base salary and total compensation levels) consisted of direct industry competitors and appropriately sized companies in other Canadian industries, with executive positions of similar scope and complexity, that competed with TELUS for executive talent in the marketplace • The U.S. comparator group (used as a secondary market reference to benchmark incentive design practices) consisted of U.S.-based telecommunications companies. While we continued to be well-positioned in 2023 against the Canadian comparator group in terms of size, the People Committee elected to transition toward a comparator group that better reflects our increasingly diversified, global business operations. To select this new comparator group, organizations were evaluated based on the following factors: • Business complexity: Favouring organizations of comparable size – ideally within one-third to three times TELUS’ revenues and market capitalization and having at least 30,000 employees • Business mix and environment: Favouring sectors and sub-sectors in which we operate, as well as those that are highly regulated • Geographic footprint: Favouring North American organizations with global or North American operations • Brand identity: Favouring organizations that are seen as a leading consumer brand. The following table lists the comparator organizations selected in 2023. Comparator group used for 2023 compensation benchmarking Bank of Montreal (diversified banks) Loblaw Companies Limited (food retail) BCE Inc. (integrated telecommunications services) Lululemon Athletica Inc. (apparel, accessories and luxury goods) Canadian Imperial Bank of Commerce (diversified banks) Lumen Technologies Inc. (alternative carriers) Canadian National Railway Company (rail transportation) Motorola Solutions Inc. (communications equipment) Canadian Tire Corporation, Ltd. (broadline retail) Nutrien Ltd. (fertilizers and agricultural chemicals) CGI Group Inc. (IT consulting and other services) Qualcomm Inc. (semiconductors) Charter Communications Inc. (cable and satellite) Rogers Communications Inc. (wireless telecommunications services) DISH Network Corp. (cable and satellite) Shopify Inc. (internet services and infrastructure) Enbridge Inc. (oil and gas storage and transportation) Sirius XM Holdings Inc. (cable and satellite) Fortis Inc. (electric utilities) Sun Life Financial Inc. (life and health insurance) Liberty Global PLC (alternative carriers) Thomson Reuters Corp. (research and consulting services) Companies included in the 2023 comparator group had trailing 12-month revenues ranging from $9.5 billion to $73.5 billion, with a median of $19.5 billion, compared to TELUS’ 2023 revenue of $20.1 billion.

EXECUTIVE COMPENSATION AT TELUS

As illustrated in the following graph, TELUS is positioned at the 54th percentile on trailing 12-month revenues and at the 37th percentile on market capitalization.


($ billions)
$100
$80
$60
$40
$20
$0
P54
P37
Trailing 12-month revenues
Market capitalization
75th percentile
50th percentile
25th percentile
TELUS
P
TELUS percentile

In recognition of heightened competitiveness in the telecommunications industry, the People Committee also approved five reference organizations to be used strictly as incentive design and contextual references: AT&T Inc., Comcast Corporation, Quebecor Inc., T-Mobile US Inc., and Verizon Communications Inc. These companies are not included in the compensation benchmark references provided to the People Committee.

Benchmarking process

The People Committee reviews and benchmarks TELUS' compensation mix and total proposed compensation levels for its executives against market data from the comparator group to ensure our offerings are competitive. The Committee also considers the value of an executive's other indirect compensation elements, such as benefits, retirement programs and perquisites, against data from the comparator group.

Throughout the process, the People Committee engages and receives expert advice from the Board advisor, who reviews competitive data and provides information on market trends. The Committee also considers management's recommendations. The benchmarking data, along with factors such as internal equity and the strategic significance of each role, are used to determine the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive's performance.

96 • TELUS 2024 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

2023 actual compensation paid to named executive officers

Darren Entwistle
President and CEO



Darren is responsible for TELUS' strategy and its successful execution. Since 2000, he has guided TELUS in generating operational and financial results that are world-leading. Darren is equally committed to advancing TELUS' globally recognized performance culture, predicated on a relentless passion for putting customers first and championing TELUS' social purpose in the communities where it operates, worldwide.

Key 2023 results

- Advanced TELUS' leadership in social capitalism by inspiring the TELUS team to contribute 1.5 million volunteer hours and $100 million in cash, in-kind contributions, time and support programs to charitable and not-for-profit organizations globally. Since 2000, the TELUS family has gifted $1.7 billion, including 2.2 million days of volunteerism – more than any other company in the world.
- Progressed TELUS' track record of delivering world-leading shareholder returns. Since the beginning of 2004 through December 31, 2023, TELUS has generated a total shareholder return of 725 per cent. This result is double the S&P/TSX Composite Index return of 349 per cent and 555 percentage points higher than the return from the MSCI World Telecom Services Index of 170 per cent.
- Drove operational and financial results that consistently and comprehensively led our industry and global peers, including recording an industry-leading nearly 1.3 million new mobility and fixed client additions in 2023 – an all-time record high and making 2023 the second straight year TELUS has achieved net additions above one million. At the same time, TELUS delivered industry-leading annual operating revenue and Adjusted EBITDA growth of 9.4 per cent and 7.6 per cent, respectively; net income and cash provided by operating activities declined by 50 per cent and 6.5 per cent, respectively; and free cash flow of approximately $1.8 billion increased by 38 per cent, surpassing our updated annual target of approximately $1.5 billion.
- Continued TELUS' leadership in customer loyalty, achieving a postpaid mobile churn rate of 0.87 per cent, representing the Company's 10th consecutive year of industry-leading customer loyalty with churn rates of less than one per cent.
- Guided TELUS in being named the most valuable telco brand nationally by Brand Finance. As of February 2024, the TELUS brand was valued at $11.7 billion, up from $10.3 billion last year.
- Executed TELUS' significant cost efficiency program in 2023, one of the largest over the last two decades, in response to the evolving regulatory, competitive and macroeconomic environment. The transformational investments TELUS has prudently made over the course of more than a decade in building the best culture, and enabling industry-leading customer experiences over its globally leading wireless and PureFibre broadband networks, allowed TELUS to accelerate its well-progressed plans to digitally revolutionize its business and further streamline operating costs.
- Announced TELUS' 25th dividend increase since launching its multi-year dividend growth program in 2011, raising dividends declared to $1.4544 in 2023, up 7.3 per cent over 2022. Since 2004, TELUS has returned $25 billion to shareholders, including approximately $20 billion in dividends, representing $17 per share. This is just one of the ways TELUS supports investors around the world, including individual shareholders, mutual funds and pension plans, and TELUS team members, who collectively represent the Company's fourth-largest shareholder among actively managed funds.

Compensation (as at December 31)

	2023 ($)	2022 ($)	2021 ($)
Base salary	1,600,000	1,600,000	1,543,750
Performance bonus Cash	1,321,600	1,082,880	1,111,500
EPSUs Cash (in lieu of EPSUs)	1,181,066	1,082,880	1,111,500
LTI – RSUs	15,000,000	12,700,000	12,000,000
Total direct compensation	**19,102,666**	**16,465,760**	**15,766,750**
Change from previous year	16%	4%	28%

2023 pay mix (percentages may not always total 100% due to rounding)


91.6%
at risk

- **8.4%** Base salary
- **6.9%** Performance bonus
- **6.2%** EPSUs
- **39.3%** Time-vested RSUs
- **39.3%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2023)	Total value	Multiple
7x base salary	799,209	$23.58	$18,845,348	11.8x

TELUS 2024 **INFORMATION CIRCULAR** • 97

98 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS CEO compensation and shareholder return A significant portion of CEO compensation consists of fully at-risk LTI in the form of RSUs. Furthermore, 50 per cent of the RSUs awarded to the CEO through annual LTI grants are performance-contingent, where vesting is subject to achievement on TSR and operational performance metrics. This aligns the compensation received by our CEO to our long-term success and shareholders’ returns. The following chart compares the value of the total direct compensation awarded to the CEO each year with the actual value of that compensation (i.e., what has been realized or what is realizable as of December 31, 2023), showing the significant impact of TSR on CEO compensation. CEO actual total direct compensation value includes base salary paid, annual performance bonus and EPSUs paid, and the value of vested LTI units at payout or the value of LTI units outstanding at December 31, 2023. The change in compensation value is compared against TSR over the same time period. For comparison purposes, we have assumed: • An initial investment in TELUS shares on the first trading day of each year, with dividends reinvested over the period • A three-year measurement period for 2021, which aligns TSR measurement with LTI vesting; a two-year measurement period is used for 2022 and a one-year period is used for 2023. 2021 2022 2023 Three-year average CEO total direct compensation awarded1 $15,396,250 $16,220,000 $19,400,000 CEO actual total direct compensation value2 $14,495,050 $10,171,760 $12,411,766 CEO – change in compensation value -6% -37% -36% -26% TSR +8% -12% -4% -3% 1 Total direct compensation awarded consists of annualized base salary, target performance bonus and EPSUs, and RSUs at grant value. 2 Actual total direct compensation value (realized and realizable) consists of actual base salary paid, actual performance bonus paid, actual value of EPSUs paid in cash, and realized/realizable value of RSUs awarded during the year. For 2021, realized RSU value reflects actual performance multipliers and value at vesting; for 2022 through 2023, realizable RSU value reflects interim performance multipliers and TELUS’ share price ending December 31, 2023. 2021 2022 2023 (millions) $0 $4 $8 $12 $16 $20 2018 2019 20192020 202020212021 20222022 2023 2023 CEO: -6% TSR: +8% CEO: -37% TSR: -12% CEO: -36% TSR: -4% TELUS CEO compensation (CEO) versus total shareholder return (TSR) As shown, the actual value of CEO compensation is directionally aligned with TELUS’ TSR, supporting TELUS’ strong linkage between pay and performance. Further aligning his interests with TELUS shareholders, the CEO holds 799,209 TELUS shares (with a total value of $18,845,348 based on TELUS’ closing share price on December 31, 2023), equating his share ownership to 11.8x his annualized base salary. The total value of the CEO’s equity holdings (i.e., inclusive of RSUs) is 26.6x annualized salary. Typical CEO ownership requirements at similarly sized Canadian organizations are 5x salary and include the value of RSUs.

EXECUTIVE COMPENSATION AT TELUS

Doug French
EVP and CFO

Doug leads a team of 1,400 professionals responsible for financial operations, reporting and analysis, treasury, investor relations, risk management, revenue assurance, taxation, investment management, corporate strategy and development, sustainability and procurement. With over 30 years of experience, Doug was appointed a Fellow of the Chartered Professional Accountants of Ontario in 2017 – the highest professional distinction within CPA Ontario, given to individuals who have made significant contributions to the accounting profession. Doug also serves as the Global Executive Sponsor of Spectrum – the TELUS resource group for LGBTQ2+ team members. In this role, he plays a pivotal part in advancing an inclusive and safe workspace for the community, fostering a culture of acceptance and empowerment.



Key 2023 results

- Grew operating revenues by 9.4 per cent to $20 billion, delivered an increase in Adjusted EBITDA of 7.6 per cent to $7.15 billion, and achieved free cash flow growth of 38 per cent to approximately $1.8 billion, surpassing the updated annual target of approximately $1.5 billion.
- Maintained a robust balance sheet, reinforced by a series of debt offerings in 2023 totalling $2.25 billion, underscoring our ready access to capital markets.
- Initiated two sustainability-linked bond (SLB) offerings – one in March for $500 million and another in September for $850 million – maintaining TELUS' position as the largest Canadian SLB issuer in the Canadian fixed-income market.
- Delivered two dividend increases in 2023, supported by a strong balance sheet and free cash flow outlook and continuing TELUS' dividend growth program, now in its 14th year.
- Secured 72 MHz nationally in the 3800 MHz spectrum auction. Combined with TELUS' 3500 MHz spectrum licences, we now hold 100 MHz of contiguous 5G spectrum, positioning us to deliver an unparalleled 5G experience for our customers.
- Implemented a significant cost efficiency program in 2023, focused on driving EBITDA expansion, margin accretion and accelerated cash flow growth, with projected annualized savings of over $325 million.

Compensation (as at December 31)

	2023 ($)	2022 ($)	2021 ($)
Base salary	787,500	737,500	687,500
Annual performance bonus Cash	319,332	356,582	359,219
EPSUs	285,376	356,582	359,219
LTI – RSUs	3,200,000	3,000,000	2,800,000
Total direct compensation	**4,592,208**	**4,450,664**	**4,205,938**
Change from previous year	3%	6%	17%

2023 pay mix (percentages may not always total 100% due to rounding)


82.9%
at risk

- **17.1%** Base salary
- **7.0%** Performance bonus
- **6.2%** EPSUs
- **34.8%** Time-vested RSUs
- **34.8%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2023)	Total value	Multiple
3x base salary	121,784	$23.58	$2,871,667	3.6x

TELUS 2024 INFORMATION CIRCULAR • 99

EXECUTIVE COMPENSATION AT TELUS

Tony Geheran
EVP and Chief Operations Officer



As TELUS' Chief Operations Officer, Tony leads Customer Technology Excellence (CTE), a team dedicated to enriching people's lives through the power of technology. Together, they steward TELUS' digital transformation and manage every aspect of our technology infrastructure, including our award-winning TELUS PureFibre® and 5G networks. CTE is also responsible for driving TELUS' leadership in cybersecurity, artificial intelligence and privacy, ensuring a responsible and human-centred approach to innovation that helps make the future friendlier for all.

Key 2023 results

- Marked the 10-year anniversary of TELUS PureFibre by expanding into 196 communities with coverage at approximately 3.2 million premises, while retiring legacy copper lines in 14 sites and transforming cables into a sellable raw copper product.
- Improved the My TELUS app experience, attracting 1.5 million monthly users (an 11 per cent year-over-year increase) and 136 million customer interactions (up eight per cent year-over-year).
- Partnered with Australian electric vehicle (EV) charging company, Jolt, to install up to 5,000 public chargers across Canada by 2027, helping accelerate EV adoption and reduce greenhouse gas (GHG) emissions.
- Accelerated the adoption of generative artificial intelligence – inspiring over 13,000 team members to experiment with our secure in-house platform – and became the first company in the world to achieve the ISO 31700-1 Privacy by Design certification.
- Maintained connectivity during devastating natural disasters, including Canada's worst ever wildfire season, during which services were restored to over 10,000 customers, as well as the design, deployment and remediation of over 500 km of network infrastructure.

Compensation (as at December 31)

	2023 ($)	2022 ($)	2021 ($)
Base salary	787,500	737,500	675,000
Annual performance bonus Cash	319,332	356,582	357,750
EPSUs	285,376	356,582	357,750
LTI – RSUs	3,200,000	3,000,000	2,800,000
Total direct compensation	**4,592,208**	**4,450,664**	**4,190,500**
Change from previous year	3%	6%	18%

2023 pay mix (percentages may not always total 100% due to rounding)


82.9%
at risk
17.1% Base salary
7.0% Performance bonus
6.2% EPSUs
34.8% Time-vested RSUs
34.8% Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2023)	Total value	Multiple
3x base salary	196,096	$23.58	$4,623,944	5.8x

100 • TELUS 2024 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Navin Arora
EVP and President, Business Solutions

Navin leads TELUS' telecom, technology, and data solutions in the global business-to-business (B2B) space. He oversees four divisions with 14,000 team members: TELUS Business Solutions, supporting owners, small businesses, and commercial and public sector organizations with world-leading networks and intelligent solutions; TELUS Health, revolutionizing access to healthcare services and improving the physical, mental and financial health and well-being of people across the globe; TELUS Agriculture & Consumer Goods (TAC), supporting farmers and ranchers, agribusinesses, and food, beverage, consumer goods and retail companies across five continents, helping improve the quality, safety, distribution and sustainability of food and consumer goods; and TELUS Partner Solutions, providing best-in-class communications solutions and support to a network of global partners. Navin's leadership continues to drive market growth, service innovation, and operational excellence at TELUS.



Key 2023 results

- Continuing to deliver on our track record of driving profitable growth and securing significant wins across all our B2B segments and regions, while making meaningful contributions to the success of the wider TELUS organization.
- Accelerated the commercialization and deployment of industry-leading 5G, IoT, and industry solutions, securing landmark wins to bring highly differentiated capabilities to some of the biggest brands. This includes a significant deal to deploy our intelligent smart building technology, modernizing retail operations for H&M, one of the world's leading retailers, and collaborations with FLO and Jolt, which leverage TELUS' world-leading network to connect thousands of electric vehicle chargers across Canada.
- Advanced our strategy to scale for global growth across our B2B portfolios by centralizing both TAC and TELUS Health teams under Navin's leadership, positioning these important areas to leverage the expertise, experience and high-performance culture and talent of our broader B2B teams and capabilities. Impressively, in the fourth quarter of 2023, TAC reported the best quarter on record for bookings in both consumer goods and animal agriculture, indicative of the positive momentum in leveraging the expertise, experience and high-performance culture and talent of our TELUS Business Solutions team.

Compensation (as at December 31)

	2023 ($)	2022 ($)	2021 ($)
Base salary	725,000	637,500	581,250
Annual performance bonus Cash	293,988	313,013	299,344
EPSUs	262,727	313,013	299,344
LTI – RSUs	3,200,000	2,900,000	2,200,000
Total direct compensation	**4,481,715**	**4,163,526**	**3,379,938**
Change from previous year	8%	23%	71%

2023 pay mix (percentages may not always total 100% due to rounding)


83.8%
at risk

- **16.2%** Base salary
- **6.6%** Performance bonus
- **5.9%** EPSUs
- **35.7%** Time-vested RSUs
- **35.7%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2023)	Total value	Multiple
3x base salary	194,438	$23.58	$4,584,848	6.1x

- Successfully expanded digital-first experiences for our customers and team by significantly advancing our digital-first strategy and providing customers with enhanced capabilities and simplicity, notably driving a step change improvement in both customer experience excellence and cost transformation.
- Extended our social purpose in B2B across Canada through our #StandWithOwners program, delivering a record-breaking year with 12,000 owner applications and representing a 70 per cent year-over-year increase. TELUS has committed $3.5 million since 2020, and in 2023, five grand prize winners each received $125,000 in funding, along with advertising, technology and mentorship.

TELUS 2024 INFORMATION CIRCULAR • 101

EXECUTIVE COMPENSATION AT TELUS

Zainul Mawji
EVP and President, Consumer Solutions

As the EVP and President, Consumer Solutions, Zainul leads a passionate team responsible for end-to-end consumer strategy and execution. From product development to marketing and customer service, Zainul supports everything that keeps you connected, whether it is your cell phone, internet, TV and entertainment, consumer health or home security and automation services. Under Zainul's guidance, the dynamic Consumer Solutions team is focused on elevating the experience of our customers while driving the development of integrated, innovative and differentiated solutions that keep Canadians connected to what matters most. Zainul has been a driving force at TELUS for over two decades and is a fierce advocate for using emerging technology to drive meaningful change and improve social outcomes. Her unparalleled experience and expertise in scaling new technology are integral to her leadership, as she champions her team to provide simple, personalized and reliable solutions.



Key 2023 results

- Zainul's team maintained their laser-focus on winning the hearts and minds of all Canadians while driving strong subscriber growth nationally. Reaching a milestone of 10 million mobile phone subscribers and adding our one millionth security subscriber showcased the strength of our robust mobile and home loading.
- For the 12th consecutive year, we have outperformed our competitors in customer satisfaction, maintaining our position as the national carrier with the lowest number of customer complaints recorded in the annual report by the Commission for Complaints for Telecom-television Services.
- Expanded our reach beyond our traditional offerings, demonstrated by the highly successful launch of Public Mobile, Canada's first 5G mobile subscription, and the introduction of Koodo Internet. Our unwavering commitment to putting customers first, combined with our unique products and services, has resulted in higher household product intensity.
- Prioritized the health and well-being of Canadians by expanding TELUS Health MyCare™ and introducing the new TELUS Health Medical Alert Pendant, empowering Canadians to age comfortably in their own homes.

Compensation (as at December 31)

	2023 ($)	2022 ($)	2021 ($)
Base salary	712,500	600,000	522,950
Annual performance bonus Cash	288,919	294,600	277,161
EPSUs	258,197	294,600	277,161
LTI – RSUs	3,200,000	2,900,000	1,800,000
Total direct compensation	**4,459,616**	**4,089,200**	**2,877,272**
Change from previous year	9%	42%	47%

2023 pay mix (percentages may not always total 100% due to rounding)


84.0%
at risk

- **16.0%** Base salary
- **6.5%** Performance bonus
- **5.8%** EPSUs
- **35.9%** Time-vested RSUs
- **35.9%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2023)	Total value	Multiple
3x base salary	152,656	$23.58	$3,599,628	4.8x

- Unified our consumer-facing product, marketing, channel and customer service teams to form Consumer Solutions, allowing closer collaboration between product development, marketing and operations, leading to enhanced product and service offerings, accelerated growth and robust financial performance, including EBITDA.
- Reaffirmed TELUS' product and network superiority by earning industry accolades, including recognition from PCMag as Canada's fastest internet service provider for the fourth consecutive year, and three prestigious Stevie international business awards for security.

102 • TELUS 2024 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

2023 actual compensation mix (percentage of total direct compensation)

		CEO[1]		Other NEOs	
Compensation element	Provided as	Target	2023 actual[2]	Target	2023 actual[2]
Base salary (fixed)	Cash	14.0%	8.4%	25.0%	16.6%
Performance bonus (at risk)	Cash	12.0%	6.9%	12.5%	6.7%
Medium-term incentive (at risk)	EPSUs	12.0%	6.2%	12.5%	6.0%
Long-term incentive (at risk)	RSUs	62.0%	78.5%	50.0%	70.6%

1 In light of his significant shareholdings, Darren typically receives cash in lieu of EPSU grants.
2 Percentages may not always sum to 100% due to rounding.

2023 base salary compensation

The annual base salaries at year-end for the NEOs were as follows:

Name	2023 base salary at year-end ($)	2022 base salary at year-end ($)	% change
Darren Entwistle	1,600,000	1,600,000	0
Doug French	800,000	750,000	7
Tony Geheran	800,000	750,000	7
Navin Arora	750,000	650,000	15
Zainul Mawji	750,000	600,000	25

In 2023, several of TELUS' NEOs received salary increases based on merit and as a result of changes in market compensation levels, as noted during Mercer's executive compensation benchmarking exercise in the fall of 2022. These increases took effect on April 1, 2023; the adjusted base salaries paid to the CEO and ELT positioned TELUS within a competitive range of the 50th percentile of the comparator group used for 2023 benchmarking.

For more details, see the *Summary compensation table* on page 113.

TELUS 2024 **INFORMATION CIRCULAR • 103**

EXECUTIVE COMPENSATION AT TELUS

2023 actual at-risk compensation

2023 corporate performance metrics and results

Our 2023 corporate scorecard was approved at the start of the performance year at the February meeting of the People Committee. Given the dynamic nature of our industry and the challenges we face each year, we continued to evolve our corporate scorecard to effectively align our team's performance with the critical initiatives that drive our success, while striving to ensure that our selected performance metrics reflect the unique contributions of our diverse business units.

For our 2023 corporate scorecard, we strengthened our commitments to our stakeholders in key business areas by:

- Enhancing our social capitalism index to include a Company-wide focus around external fundraising for TELUS Friendly Future Foundation; this reinforces our leadership in social capitalism and dedication to continuing to advance our inclusive culture
- Evolving and enhancing our customers first metrics to make it easier for customers to do business with us, ensuring our ongoing focus on customer service excellence, as well as the reliability of our networks and systems; this change supports our onging efforts to elevate our world-leading team engagement
- Expanding our simplification index to include digital sales and self-serve transactions; this change highlights the importance of driving client loyalty by offering multiple channels for interaction
- Introducing new metrics in health focused on utilization and coverage to reflect the ongoing evolution of our TELUS Health operations.

2023 scorecard

		2023 corporate objectives				2023 results	
Metrics	Weight	Threshold (0.5x)	Target (1.0x)	Stretch (1.5x)	Stretch (2.0x)	Actual	Multiplier
TELUS culture and brand (10%)							
Social capitalism index[1,2]	10%	0.50	1.00	1.50	2.00	0.83	0.08
Customers first (55%)							
Enabling work[3]	5%	69%	70%	72%	74%	65%	0.00
Net client additions index[1,4]	35%	0.50	1.00	1.50	2.00	0.87	0.31
Simplification index[3]	15%	0.50	1.00	1.50	2.00	0.82	0.12
Profitable growth and efficiency (35%)							
Simple cash flow[5] ($ millions)	35%	$4,364	$4,464	$4,564	$4,664	$4,390	0.22
Multiplier[6]							**0.73**

1 Internally developed indices represent a composite of various benchmarks and standards. Performance targets for these indices are competitively sensitive and are not disclosed in detail.
2 Measures key social capitalism metrics: TELUS Future Friendly Foundation fundraising, GHG emissions reductions, and diversity and inclusion.
3 Measures responses to whether "the work processes we have in place allow me to be as productive as possible" from TELUS' engagement survey.
4 Measures TELUS' ability to attract and retain customers.
5 This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS-IASB and might not be comparable to similar measures presented by other issuers. For more details on simple cash flow, refer to Appendix B on page 132.
6 Numbers may not always total 1.00 due to rounding.

Achieving target performance would result in an overall multiplier of 1.00 on the corporate scorecard. The 2023 multiplier was 0.73. This score reflects our team's resiliency in delivering comprehensive industry-leaading results across numerous scorecard metrics, measured against targets that require significant stretch and improvement year-over-year.

The underlying metrics that comprise an internally developed index are operational in nature, and therefore sensitive from a competitive standpoint. In our view, detailed disclosure of these metrics would harm TELUS in the intensely competitive market in which we operate, as they contain information regarding our current and future financial, marketing and operating plans that our competitors would find valuable. We are relying on an exemption available under applicable securities laws from the requirement to disclose these metrics on the basis that their disclosure would seriously prejudice the Company's interests. It should be stressed that these metrics only represent approximately seven per cent of 2023 total direct compensation for both the CEO and the other NEOs. In addition, the targets for these metrics are reviewed by the People Committee to ensure that they require significant effort to achieve.

104 • TELUS 2024 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

The chairs of the Audit Committee and People Committee review corporate scorecard results in advance of their respective quarterly committee meetings and facilitate a line-by-line reconciliation of the scorecard metrics and results against the quarterly financial results. Any proposed adjustments to the scorecard results for payout purposes are subject to this review.

In approving adjustments to the scorecard results, the People Committee followed an approach that reflected a reasonable assessment of 2023 performance and was balanced and fair to team members.

At-risk pay – Darren Entwistle, President and CEO

Individual performance

For 2023, we continued to use our APPD model to assess the CEO's individual performance. Performance on goals and metrics is evaluated by the People Committee and the Board, and is categorized as either building, strong or extraordinary, as outlined below:

	Building performance	Strong performance	Extraordinary performance
Goals (*what* you do)	Developing toward meeting expectations of the role and required metrics; continuing to focus on developing self (may include new role or level)	Consistently meets expectations of the role and all required metrics (in some assignments may exceed expectations); proactively develops self in role	Consistently exceeds expectations of the role and metrics; successfully develops self beyond the current role by delivering more than expected and achieving extraordinary results
Values (*how* you do it)	Demonstrates behaviour consistent with TELUS values in some situations, while still developing in others	Demonstrates behaviour consistent with all TELUS values in all situations and encourages others to do the same	Exemplifies the TELUS values and inspires others to do the same; is considered a role model to others
Other strategic considerations			

See page 91 for details regarding the process that the People Committee followed to obtain input from each Board member on CEO performance.

2023 payout

In assessing Darren's individual performance in 2023, the People Committee and the Board considered, in addition to the corporate results, his vision, performance against TELUS' leadership values, direction taken and decisiveness in:

- Inspiring the TELUS family to volunteer 1.5 million hours and contribute $100 million in cash, in-kind contributions, time and support programs to charitable and community organizations
- Fuelling a customers first culture that contributed to TELUS leading our peers in customer satisfaction for the 12th year in a row, with TELUS receiving the fewest customer complaints of any national carrier in the annual Commission for Complaints for Telecom-television Services report
- Advancing our broadband network builds, with approximately 3.2 million total premises connected to our leading PureFibre network and covering approximately 86 per cent of Canadians with our next-generation 5G network in 2023
- Guiding TELUS in earning global accolades for our networks in 2023 for reliability, expansiveness, speed and superiority, including multi-year recognition from independent third-party organizations, such as Opensignal and PCMag. These accolades recognize our team's steadfast commitment to connecting Canadians to the people and information that matter most, over TELUS' fast, expansive and reliable wireless and wireline broadband networks
  - TELUS became Canada's most awarded network by Opensignal, now for six consecutive years
  - TELUS was recognized by U.S.-based PCMag as the fastest internet service provider (ISP) in Canada for the fourth consecutive year in 2023, and received both its Readers' Choice and Business Choice Awards 2023 for Top Major Carrier
- Supporting growth in TELUS' enterprise value of 531 per cent over the past 24 years, from $10.5 billion in 2000 to over $66 billion by the end of 2023 (inclusive of TELUS' 56 per cent ownership of TI), compared to 176 per cent for U.S.-based Verizon and 51 per cent for U.S.-based AT&T, as well as negative 11 per cent for BCE and negative 41 per cent for Australia-based Telstra

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EXECUTIVE COMPENSATION AT TELUS

- Since 2000, Adjusted EBITDA has tripled to $7.1 billion, compared to a 2.1x increase for AT&T, 1.7x increase for Verizon, 1.5x increase for BCE and 0.7x decrease for Telstra
- Enabling the TELUS brand to increase in value from several hundred million dollars to $11.7 billion as of February 2024 and earn recognition as the most valuable telco brand in Canada and eighth most valuable brand nationally by Brand Finance
- Driving operational and financial results that consistently lead our industry and global peers, including:
  - Realizing industry-leading customer growth of 1,266,000 new mobile and fixed net additions, a record high for TELUS, reflecting our consistently effective operational execution, unmatched bundled product offerings across mobile and home, and customer service excellence over our globally leading networks
  - Achieving growth in consolidated revenues, Adjusted EBITDA and free cash flow of 9.4 per cent, 7.6 per cent and 38 per cent, respectively; however, net income decreased by 50 per cent and cash provided by operating activities decreased by 6.5 per cent due to higher efficiency-related restructuring costs, depreciation and amortization, primarily from business acquisitions, and financing costs
  - Delivering industry-leading postpaid mobile phone churn of 0.87 per cent in 2023, the 10th consecutive year below one per cent
  - Advancing our leadership position in healthcare by covering nearly 70 million lives through our health programs, completing 610 million digital health transactions and reaching 5.6 million virtual care members
- Continuing TELUS' track record of delivering world-leading shareholder returns; since the beginning of 2004 through December 31, 2023, TELUS generated a total shareholder return of 725 per cent, 376 percentage points higher than the S&P/TSX Composite Index return of 349 per cent, and 555 percentage points higher than the return for the MSCI World Telecom Services Index of 170 per cent over the same period
- Returning $2.1 billion in dividends declared in 2023 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, TELUS has returned $25 billion to shareholders, including $20 billion in dividends and over $5 billion in share purchases, representing approximately $17 per share.

These achievements will underpin the Company's performance in 2024 and beyond.

Darren's annual performance bonus and EPSU award were each determined based on corporate performance against targets, taking into account his highly effective leadership. Applying the formula outlined on page 89, this resulted in an annual performance bonus of $1,321,600 and EPSU award of $1,181,066, reflective of the decrease in TELUS' share price from the beginning to the end of the year, which are equal to 83 per cent and 74 per cent of his annual base salary, respectively, in each instance relative to an 87.5 per cent target award.

	Corporate scorecard multiplier % (80% weight)	Individual performance multiplier % (20% weight)	Bonus award as % of year-end base salary	EPSU award (paid in cash) as % of year-end base salary
CEO – At-target performance	100	100	87.5	87.5
CEO – Actual 2023 performance results	73	180	83	74

In consideration of his significant shareholdings, the People Committee recommended that the Board pay the value of Darren's EPSUs in cash in lieu of granting him EPSUs. The Board, upon this recommendation, awarded Darren a total cash payment of $2,502,666 (comprising his annual performance bonus plus cash in lieu of EPSUs).

Darren has been the TELUS CEO for 24 years and continues to demonstrate extraordinary leadership. Under our talent summary approach, the Board rated Darren's retention value and future potential in the highest categories available for the CEO. From 2012 through 2021, Darren maintained the same base salary with no increase over nine years, and for the six years from 2010 through 2015, Darren received the entirety of his salary in TELUS shares, highlighting his commitment to the long-term growth of TELUS. The People Committee considered the criticality of retaining Darren for the next several years to guide the expansion of TELUS' portfolio of growth companies, as we continue a succession process that includes development of internal succession candidates. Darren is also currently providing strategic oversight as Chair of the Board of TELUS International, a position for which he does not receive any compensation. We also considered that he is fully eligible for retirement vesting of his equity, meeting both the age and service requirements. In light of Darren's exceptional leadership and long-term contributions to the success of TELUS, the Board awarded Darren $15,000,000 in LTI, of which 50 per cent was delivered in time-vested RSUs and 50 per cent was delivered through performance-contingent RSUs, subject to performance criteria outlined on pages 92 to 93.

The People Committee compared Darren's total compensation to that of the next highest paid NEO and determined it was reasonable and aligns with our succession planning, as it helps ensure potential CEO successors with sufficient scope/breadth of role and leadership acumen would be within the succession planning horizon.

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At-risk pay – Doug French, Tony Geheran, Navin Arora and Zainul Mawji

Business unit and individual performance

As previously indicated, 70 per cent of an ELT member's bonus and EPSU award is based on corporate scorecard performance, while the combination of business unit and individual performance comprises the remaining 30 per cent.

Each business unit scorecard includes an extensive set of metrics aimed at capturing all of the business unit's significant objectives. While metrics vary greatly from one business unit to another, they all support the overall corporate objectives, since they cover the same performance areas as the corporate scorecard: TELUS team, customers first, and profitable growth and efficiency.

As in the corporate scorecard, performance targets in business unit scorecards are generally set to be increasingly challenging, in order to promote continuous stretch and performance improvement each year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

The following table outlines some of the key metrics by performance area for each ELT member.

		Business unit performance						
		Team culture and brand		Customers first		Profitable growth and efficiency		
Name	Business unit	Weight	Key metric	Weight	Key metrics	Weight	Key metrics	Individual performance
Doug French	Corporate Affairs and Finance	15%	Engagement/social purpose	35%	• GHG emission reduction • Enabling partnerships index[1] • Supply operations index[1]	50%	• TELUS free cash flow[2] • EBITDA • Post-acquisition integration effectiveness	CEO and People Committee assessment of goals, values, and other strategic considerations
Tony Geheran	Customer Technology Excellence	10%	Engagement/social purpose	65%	• Digital transformation • Reliability and critical availability • Technology innovation	25%	• Operating expense efficiencies • Capital index[1]	
Navin Arora	Business Solutions	10%	Engagement/social purpose	55%	• Mobile net client activations • Business solutions net revenue generating units (RGUs) • Connected device net adds	35%	• EBITDA • Simple cash flow	
	Agriculture & Consumer Goods	10%	Engagement/social purpose	30%	• Recurring revenue • Net dollar retention	60%	• Revenue • EBITDA • Cost containment	
	Health	15%	Engagement/social purpose	45%	• Lives covered • Digital usage/transactions • User experience metrics	40%	• Simple cash flow • Revenue	
Zainul Mawji	Consumer Solutions	10%	Engagement/social purpose	60%	• Wireless net adds • Home solutions net RGUs • Product intensity and reliability • Customer experience	30%	• EBITDA • Simple cash flow	

1 Internally developed indices represent a composite of various benchmarks and standards. Performance targets for these indices are competitively sensitive and are not disclosed in detail.
2 Free cash flow is a capital management measure. For further details, refer to Section 11.1 of the 2023 MD&A, available on SEDAR+ at **sedarplus.ca**.

Once business unit performance is assessed, the CEO and People Committee evaluate each ELT member's individual performance. Consistent with the approach for the CEO, ELT individual performance is measured by our APPD model reflecting results against goals (*what* you do), values (*how* you do it) and other strategic considerations. The CEO and People Committee use this assessment to adjust the business unit results up or down in order to arrive at an overall business unit/individual performance payout.

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2023 payouts

Each executive's annual performance bonus and EPSU award were determined by applying the formulas outlined on page 89. Based on corporate performance as measured by the corporate scorecard, and each executive's effective individual performance, the People Committee approved the annual performance bonuses and EPSU awards outlined below. The average annual performance bonus and EPSU award for the ELT was 41 per cent and 36 per cent of their base salaries, respectively, in each instance relative to a 50 per cent target award.

	Doug French EVP and CFO	Tony Geheran EVP and Chief Operations Officer	Navin Arora EVP and President, Business Solutions	Zainul Mawji EVP and President, Consumer Solutions
Corporate performance (weighting)	70%	70%	70%	70%
Corporate performance multiplier	73%	73%	73%	73%
Business unit/individual performance (weighting)	30%	30%	30%	30%
Business unit/individual performance multiplier	100%	100%	100%	100%
Performance bonus award	$319,332	$319,332	$293,988	$288,919
As a percentage of base salary (target)	50	50	50	50
As a percentage of base salary (actual)	41	41	41	41
EPSU award	$285,376	$285,376	$262,727	$258,197
As a percentage of base salary (target)	50	50	50	50
As a percentage of base salary (actual)	36	36	36	36
Talent summary outcome (TDC[1] positioning)	Third quartile	Third quartile	Third quartile	Third quartile
Long-term incentives[2]	$3,200,000	$3,200,000	$3,200,000	$3,200,000
Percentage of TDC[1] related to internally developed indices in the corporate scorecard[3]	5.5	5.5	5.2	5.2

1 Total direct compensation (TDC) includes base salary, annual performance bonus, EPSUs and long-term incentives.
2 Fifty per cent in time-vested RSUs, 50 per cent in performance-contingent RSUs.
3 Internally developed indices reflect 60 per cent of the 2023 corporate scorecard.

Payout calculation of 2021 RSUs

Performance-contingent RSUs that were granted in 2021 vested on November 20, 2023. The following table summarizes TELUS' results and the corresponding payout factors.

Metric	Result (as of September 30, 2023)	Payout factor
Relative total shareholder return (TSR) (75% weight)	TELUS' TSR ranked at the 45th percentile against the performance comparator group	50.0%
Total customer connections[1] (TCC) (25% weight)	TELUS' TCC was composed of: • 2021 performance (33%): 137.1% payout factor • 2022 performance (33%): 115.0% payout factor • 2023 performance (33%): 93.9% payout factor	115.3%
Overall payout factor		**66.3%**

1 Starting in 2019, TCC captures certain connections from the corporate scorecard net additions index.

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TELUS 2024 INFORMATION CIRCULAR • 109 EXECUTIVE COMPENSATION AT TELUS Performance graph and NEO compensation The following graph compares TELUS’ five-year share price performance ending December 31, 2023 against the Canadian stock market (S&P/TSX Composite Index) and an industry benchmark index (MSCI World Telecom Services Index or MSCI Telecom Index), and total compensation awarded to our CEO and NEOs for the past five years ending December 31, 2023. The MSCI Telecom Index is composed of 30 securities underlying telecommunication services companies across 17 developed market countries. For comparison purposes, we have assumed: • $100 initial investment in TELUS shares and market indexes at December 31, 2018, with dividends reinvested over the period • TELUS CEO and NEO total compensation reflects amounts in the Summary compensation table. 2018 2019 2020 2021 2022 2023 Value of an initial $100 investment Total direct compensation (millions) $0 $10 $20 $30 $40 $50 $60 $70 $0 $20 $40 $140 $120 $100 $80 $60 $160 $180 2018 2019 2020 2021 2022 2023 From the beginning of 2019 through 2023, TELUS’ total shareholder return was 33%, while the S&P/TSX Composite Index return was 71% and the MSCI Telecom Index return was 15% (TELUS outperformed by 18 percentage points). TELUS shares $100 $116 $122 $151 $139 $133 S&P/TSX Composite Index $100 $123 $130 $162 $153 $171 MSCI Telecom Index $100 $119 $121 $116 $107 $115 CEO total direct compensation $11,439,333 $11,830,530 $11,993,210 $15,766,750 $16,465,760 $19,102,666 NEO total direct compensation1 $26,411,526 $24,711,683 $25,311,676 $31,094,438 $33,619,814 $37,228,413 1 Includes the CEO, the CFO and the next three highest paid NEOs as disclosed in each year’s information circular. Total direct compensation figures reflect the notional value of LTI granted, while actual realizable pay is subject to share price at the time of vesting. As shown above and on page 110, TELUS shares have generally tracked the S&P/TSX Composite Index and have strongly outperformed the MSCI Telecom Index. The five-year TELUS total shareholder return from December 31, 2018 to December 31, 2023 was 33 per cent, in contrast to the S&P/TSX Composite Index return of 71 per cent and the MSCI Telecom Index return of 15 per cent.

110 • TELUS 2024 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS TELUS total shareholder return performance and historical CEO compensation The following graphs compare the cumulative total shareholder return on TELUS’ shares over various time periods to the cumulative total return for the S&P/TSX Composite Index and the MSCI Telecom Index, and total compensation awarded to our CEO. These rates of return assume an initial investment of $100 and reinvestment of dividends, and adjust for the two-for-one split of TELUS shares that took effect on April 16, 2013 and March 17, 2020. 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 $0 $5 $10 $20 $15 $0 $100 $200 $400 $300 $500 20YR +725% +349% +170% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 $0 $20 $60 $50 $40 $30 $10 $0 $200 $1,200 $1,100 $800 $600 $400 $100 $900 $1,000 $700 $500 $300 2003 Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment +521% +162% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 $0 $5 $10 $15 $20 $25 $30 $0 $100 $200 $300 $400 $500 $600 $700 +134% +307% +115% +120% 2004 2005 2006 2007 2008 $0 $8 $6 $4 $2 $10 $14 $12 $0 $100 $200 $300 2003 Total direct compensation (millions) Value of an initial $100 investment +65% +22% +18% CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index 15 5 Fifteen year performance (December 31, 2003 to December 31, 2018) 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 $0 $5 $10 $20 $15 $0 $100 $200 $400 $300 $500 20YR +725% +349% +170% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 $0 $20 $60 $50 $40 $30 $10 $0 $200 $1,200 $1,100 $800 $600 $400 $100 $900 $1,000 $700 $500 $300 2003 Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment +521% +162% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 $0 $5 $10 $15 $20 $25 $30 $0 $100 $200 $300 $400 $500 $600 $700 +134% +307% +115% +120% 2004 2005 2006 2007 2008 $0 $8 $6 $4 $2 $10 $14 $12 $0 $100 $200 $300 2003 Total direct compensation (millions) Value of an initial $100 investment +65% +22% +18% CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index 15 5 Twenty year performance (December 31, 2003 to December 31, 2023) 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 $0 $5 $10 $20 $15 $0 $100 $200 $400 $300 $500 20YR +725% +349% +170% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 $0 $20 $60 $50 $40 $30 $10 $0 $200 $1,200 $1,100 $800 $600 $400 $100 $900 $1,000 $700 $500 $300 2003 Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment +521% +162% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 $0 $5 $10 $15 $20 $25 $30 $0 $100 $200 $300 $400 $500 $600 $700 +134% +307% +115% +120% 2004 2005 2006 2007 2008 $0 $8 $6 $4 $2 $10 $14 $12 $0 $100 $200 $300 2003 Total direct compensation (millions) Value of an initial $100 investment +65% +22% +18% CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index 15 5 Five year performance (December 31, 2003 to December 31, 2008) Over five years, TELUS’ TSR was +65% and CEO compensation was +61%. TELUS’ TSR outperformed the TSX by 42 percentage points and the MSCI Index by 47 percentage points. Over 15 years, TELUS’ TSR was +521% and CEO compensation was +163%. TELUS’ TSR outperformed the TSX by 359 percentage points and the MSCI Index by 387 percentage points. Ten year performance (December 31, 2003 to December 31, 2013) 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 $0 $5 $10 $20 $15 $0 $100 $200 $400 $300 $500 20YR +725% +349% +170% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 $0 $20 $60 $50 $40 $30 $10 $0 $200 $1,200 $1,100 $800 $600 $400 $100 $900 $1,000 $700 $500 $300 2003 Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment +521% +162% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 $0 $5 $10 $15 $20 $25 $30 $0 $100 $200 $300 $400 $500 $600 $700 +134% +307% +115% +120% 2004 2005 2006 2007 2008 $0 $8 $6 $4 $2 $10 $14 $12 $0 $100 $200 $300 2003 Total direct compensation (millions) Value of an initial $100 investment +65% +22% +18% CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index 15 5 Over 10 years, TELUS’ TSR was +307% and CEO compensation was +125%. TELUS’ TSR outperformed the MSCI Index by 186 percentage points and the TSX by 192 percentage points. Over 20 years, TELUS’ TSR was +725% and CEO compensation was +339%. TELUS’ TSR outperformed the TSX by 376 percentage points and the MSCI Index by 555 percentage points.

EXECUTIVE COMPENSATION AT TELUS

Since 2000, TELUS' performance has exceeded the second place comparator by an average of 68 percentage points when compared against incumbent or top telcos in each country that are included in the MSCI Telecom Index:

	TELUS' world ranking versus all incumbent telcos	Percentage points ahead of number two comparator
2000 to 2004	#1	+15
2000 to 2005	#1	+56
2000 to 2006	#1	+60
2000 to 2007	#1	+10
2000 to 2008	#1	+30
2000 to 2009	#3	–
2000 to 2010	#1	+18
2000 to 2011	#1	+33
2000 to 2012	#1	+64
2000 to 2013	#1	+83
2000 to 2014	#1	+43
2000 to 2015	#2	–
2000 to 2016	#1	+1
2000 to 2017	#1	+97
2000 to 2018	#1	+118
2000 to 2019	#1	+132
2000 to 2020	#1	+170
2000 to 2021	#1	+169
2000 to 2022	#1	+101
2000 to 2023	#1	+22

Clawback policy

Since January 1, 2013, TELUS has had in place a clawback policy that allows it to recover or cancel certain incentives or deferred compensation paid to executive officers in circumstances where:

1. There has been a material misrepresentation or error resulting in the restatement of TELUS' financial statements
2. An executive would have received less incentive compensation based on the restated financial results, and
3. The executive's misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements.

In the circumstances described above, the Board may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:

- Annual performance bonus
- Unvested options, EPSUs and RSUs
- Vested but unexercised options
- Any monetary payments and shares received from the exercise or redemption of options, EPSUs and RSUs.

The Board may seek recoupment in the circumstances described above if the restatement of financial statements occurs within 36 months of the original date the audited financial statements were filed with the requisite provincial securities commissions.

On August 3, 2023, TELUS revised the clawback policy to include an addendum that complies with the requirements of the U.S. *Securities Exchange Act of 1934* and the listing standards of the NYSE. For as long as TELUS has securities listed on the NYSE, and subject to limited exceptions, TELUS will recover incentive-based compensation erroneously received by certain current or former executive officers on or after October 2, 2023, during the three completed fiscal years immediately preceding the year in which TELUS is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements under securities laws. Recovery of the amount in excess of what would have been paid based on the restated results is required regardless of whether any misconduct contributed to the accounting restatement. TELUS' obligations under the addendum apply in addition to the other provisions of the clawback policy outlined above, but amounts recoverable under one component of the clawback policy are not subject to duplicative recovery under another component.

To date, TELUS has not had to claw back any compensation pursuant to this policy. TELUS has also not previously encountered a situation in which a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Share ownership requirement

Our executive share ownership requirement has been in effect for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our shareholders.

Our executives must beneficially own, either directly or indirectly, a dollar value equivalent in TELUS shares based on targets that vary by position. This is a more rigorous requirement than typical market practice, as we do not include the value of any outstanding options, EPSUs or RSUs when determining whether the ownership requirement has been met. In our view, an executive purchasing shares with their own funds more clearly demonstrates their commitment to TELUS and our future success.

The following table summarizes our share ownership requirements for TELUS' CEO and ELT:

	Share ownership guidelines (excluding options, EPSUs, and RSUs)
CEO	7x annual base salary, to be attained within five years of hire or promotion
ELT	3x annual base salary, to be attained within five years of hire or promotion

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We require executives who have not met their share ownership requirement to take 50 per cent of net vested equity awards (after taxes) in shares instead of cash, unless that executive is pursuing other means of meeting the requirement.

In addition, an executive must continue to hold a number of shares equal to the ownership requirement for one year following retirement.

To further align compensation with shareholders' interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets:

	Share ownership guidelines (excluding options, MPSUs, and RSUs)
Senior vice-presidents	0.75x annual base salary, to be attained within four years of hire or promotion
Vice-presidents	0.50x annual base salary, to be attained within four years of hire or promotion
Directors	0.25x annual base salary, to be attained within five years of hire or promotion

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term incentives in the form of management performance share units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. In 2023, these annual targets ranged from $10,000 for directors to $50,000 for senior vice-presidents. Actual awards are adjusted up or down from target based on corporate, business unit and individual performance multipliers for the performance year, in the same way that annual performance bonuses are adjusted. Thus, actual MPSU grants can range from zero (for substandard performance) to 200 per cent of target (for exceptional performance), with the average at approximately 100 per cent.

MPSUs are awarded under the PSU Plan and are similar to EPSUs, except that they are not subject to reduction as a result of share price decline during the performance year. MPSUs vest one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes or are not maintained, managers will not be eligible to receive an MPSU award.

Executive shareholdings and total equity summary

The following table lists the number and value of shares and total equity (shares, EPSUs and RSUs, but excluding options) held by each NEO at December 31, 2023. It also summarizes total shareholdings as a multiple of the individual's annualized year-end base salary, relative to share ownership requirements.

Name	2023 base salary at year-end	Total shares	Value of shares[1]	Value of shareholdings as a multiple of base salary[2]	Total EPSUs/RSUs	Value of EPSUs/RSUs[1]	Total equity (shares/ EPSUs/RSUs)	Value of total equity[1]	Value of total equity as a multiple of base salary
Darren Entwistle	$1,600,000	799,209	$18,845,348	11.8x	1,007,256	$23,751,096	1,806,465	$42,596,445	26.6
Doug French	$800,000	121,784	$2,871,667	3.6x	238,448	$5,622,604	360,232	$8,494,271	10.6
Tony Geheran	$800,000	196,096	$4,623,944	5.8x	238,430	$5,622,179	434,526	$10,246,123	12.8
Navin Arora	$750,000	194,438	$4,584,848	6.1x	240,873	$5,679,785	435,311	$10,264,633	13.7
Zainul Mawji	$750,000	152,656	$3,599,628	4.8x	243,043	$5,730,954	395,699	$9,330,562	12.4

1 TELUS' TSX closing share price on December 31, 2023 was $23.58.
2 Excludes EPSUs and RSUs, per TELUS' requirements.

All NEOs continued to meet their share ownership requirement in 2023.

We emphasize that our share ownership requirements are more challenging than market norms in that they only consider the value of TELUS shares (as opposed to also considering the value of outstanding options, EPSUs and RSUs).

Conclusion

The People Committee believes that the overall compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to TELUS' future success, thereby enhancing shareholder value. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the People, Culture and Compensation Committee

Mary Jo Haddad (Chair)

Raymond Chan

Hazel Claxton

Lisa de Wilde

Christine Magee

Marc Parent

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EXECUTIVE COMPENSATION AT TELUS

Executive compensation summary

Summary compensation table

($)	Year	Salary	Share-based awards[1,2,3]	Option-based awards	Non-equity incentive plan compensation: Annual incentive plans	Non-equity incentive plan compensation: Long-term incentive plans	Pension value	All other compensation[4,5]	Total compensation
Darren Entwistle President and Chief Executive Officer (CEO)	2023	1,600,000	16,181,066[6]	–	1,321,600	–	1,809,000	152,623	**21,064,289**
	2022	1,600,000	13,782,880[6]	–	1,082,880	–	874,000	146,565	**17,486,325**
	2021	1,543,750	13,111,500[6]	–	1,111,500	–	3,916,000[7]	140,133	**19,822,883**
Doug French Executive Vice-president (EVP) and Chief Financial Officer (CFO)	2023	787,500	3,485,376	–	319,332	–	616,000	282,873[8]	**5,491,081**
	2022	737,500	3,356,582	–	356,582	–	878,000	285,227[8]	**5,613,891**
	2021	687,500	3,159,219	–	359,219	–	678,000[7]	253,500[8]	**5,137,438**
Tony Geheran EVP and Chief Operations Officer	2023	787,500	3,485,376	–	319,332	–	592,000	275,323[8]	**5,459,531**
	2022	737,500	3,356,582	–	356,582	–	1,016,000[7]	297,223[8]	**5,763,887**
	2021	675,000	3,157,750	–	357,750	–	1,152,000[7]	274,664[8]	**5,617,164**
Navin Arora EVP and President, Business Solutions	2023	725,000	3,462,727	–	293,988	–	1,333,000[7]	285,480[8]	**6,100,195**
	2022	637,500	3,213,013	–	313,013	–	1,009,000[7]	60,929	**5,233,455**
	2021	581,250	2,499,344	–	299,344	–	2,593,000[7]	56,808	**6,029,746**
Zainul Mawji EVP and President, Consumer Solutions	2023	712,500	3,458,197	–	288,919	–	1,654,000[7]	64,880	**6,178,496**
	2022	600,000	3,194,600	–	294,600	–	1,286,000[7]	59,675	**5,434,875**
	2021	522,950	2,077,161	–	277,161	–	3,829,000[7]	54,824	**6,761,096**

1 The value of share-based awards captures both executive performance stock units (EPSUs) and restricted share units (RSUs).

2 EPSUs were granted on February 23, 2024 at a value of $24.05 per unit, which matched the accounting fair value.

3 The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the Toronto Stock Exchange (TSX) for the five trading days immediately preceding February 24, 2023. These RSUs were granted on February 24, 2023 at a value of $27.42 per unit, which matched the accounting fair value for the time-vested RSUs (representing 50 per cent of the total RSU grant value) and for the total customer connections (TCC) portion of the performance-contingent RSUs (representing 12.5 per cent of the total RSU grant value), assuming a target multiplier. The accounting fair value for the relative total shareholder return (TSR) portion of the performance-contingent RSUs (representing 37.5 per cent of the total RSU grant value) was an estimation reflecting a variable payout, determined through a Monte Carlo simulation.

4 All other compensation includes perquisites. Darren's perquisites include a vehicle allowance valued at $40,800 and enhanced family medical coverage valued at $39,000.

5 All other compensation includes employer contributions under the Employee Share Purchase Plan and telecommunications concessions (including gross-ups for applicable taxes).

6 In light of his significant shareholdings, Darren typically receives cash in lieu of EPSU grants.

7 Due to market-based salary increases above prior years, named executive officers (NEOs) experienced a large compensatory change in pension values. As TELUS' defined benefit pension plan provides annual benefits based on members' earnings at retirement, higher salaries impact the projected final average earnings compared to the previous year's estimates.

8 All other compensation includes RSUs granted to Doug, Tony and Navin for service on the Board of TELUS International.

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EXECUTIVE COMPENSATION AT TELUS

Incentive plan awards

The following table summarizes all outstanding share-based awards held by each NEO at December 31, 2023. We note that none of the NEOs have held options since 2014.

	Share-based awards[1]		
Name	Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested[2] ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Darren Entwistle	1,007,256	23,751,096	–
Doug French	238,448	5,622,604	–
Tony Geheran	238,430	5,622,179	–
Navin Arora	233,158	5,497,866	181,920
Zainul Mawji	232,411	5,480,251	250,703

1 Includes reinvested dividends or dividend equivalents.
2 Market or payout values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested on December 31, 2023 at a price of $23.58, the closing share price on the TSX on December 31, 2023.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2023 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 126 to 129.

Name	Share-based awards – Value vested during the year[1] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Darren Entwistle	10,728,332	1,321,600
Doug French	2,825,227	319,332
Tony Geheran	2,820,699	319,332
Navin Arora	2,224,367	293,988
Zainul Mawji	1,859,904	288,919

1 Amounts reflect the final one-third tranche of EPSUs and MPSUs granted in 2021, the second one-third tranche of EPSUs granted in 2022, the first one-third tranche of EPSUs granted in 2023, and RSUs granted in 2021, all of which vested on November 20, 2023 at a price of $24.21.

Payout calculation of 2021 RSUs

Performance-contingent RSUs that were granted in 2021 vested on November 20, 2023. The following table summarizes TELUS' results and the corresponding payout factors.

Metric	Result (as of September 30, 2023)	Payout factor
Relative total shareholder return (TSR) (75% weight)	TELUS' TSR ranked at the 45th percentile against the performance comparator group	50.0%
Total customer connections[1] (TCC) (25% weight)	TELUS' TCC was composed of: • 2021 performance (33%): 137.1% payout factor • 2022 performance (33%): 115.0% payout factor • 2023 performance (33%): 93.9% payout factor	115.3%
Overall payout factor		**66.3%**

1 Starting in 2019, TCC captures certain connections from the corporate scorecard net additions index.

114 • TELUS 2024 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Benefits and perquisites

As mentioned on page 88, TELUS provides its executives with a competitive benefits program that includes: health and dental coverage; life, accident and critical illness insurance coverage; short-term and long-term disability coverage; and health spending accounts. We also offer all employees the opportunity to purchase TELUS shares through regular payroll deductions, with an employer match rate of 30 per cent for executives (35 per cent prior to July 27, 2023) to a maximum of six per cent of base salary under the Employee Share Purchase Plan. To the extent required, costs for the NEOs have been included in the *Summary compensation table* on page 113.

We have several policies regarding perquisites that are regularly reviewed by the People, Culture and Compensation Committee to ensure they remain appropriate and aligned with market practices. Perquisites that are provided to executives include: executive health plan, flexible perquisite account intended to cover financial and retirement counselling, vehicle allowance and telecom benefits for the executive's home (for work and personal use). We note that our NEOs do not use their perquisites excessively.

TELUS pension plans

TELUS retirement plan benefits

NEOs participate in TELUS' defined benefit retirement program. The retirement program consists of a contributory registered defined benefit pension plan and the Supplementary Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to income under the registered pension plans.

The SRA supplements the registered pension plan by providing a total benefit at retirement equal to two per cent of an executive's highest consecutive three years' average pensionable remuneration multiplied by the length of credited service (subject to a maximum of 35 years). Pensionable remuneration under the SRA is equal to the NEO's base salary plus the NEO's actual performance bonus paid in cash and in EPSUs. As is common with non-registered plans of this nature, the SRA is not funded.

Benefits under the registered pension plans and the SRA are payable for a participating member's lifetime, and after the member's death, 60 per cent of the benefit is payable to the surviving spouse.

For the purposes of TELUS' retirement program, the normal retirement age is 65 but retirement is permitted as early as age 55 if the plan member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member's service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member's age is less than 65.

Some NEOs also have entitlements in registered defined contribution pension plans and non-registered defined contribution plans.

The following tables summarize each NEO's retirement benefits.

Defined benefit plans

Name	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end (c1)	At age 65 (c2)				
Darren Entwistle	28 years and 6 months	1,898,000	2,142,000	26,100,000	1,809,000[1]	5,141,000	33,050,000
Doug French	22 years	549,000	874,000	8,582,000	616,000	312,000	9,510,000
Tony Geheran	22 years and 3 months	616,000	832,000	9,037,000	592,000	447,000	10,076,000
Navin Arora	25 years	612,000	856,000	9,005,000	1,333,000	996,000	11,334,000
Zainul Mawji	22 years and 4 months	515,000	807,000	6,257,000	1,654,000	1,216,000	9,127,000

1 The compensatory change for 2023 for Darren includes the impact of an amendment to the SRA effective January 1, 2023 to remove the cap on pensionable remuneration for the CEO.

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EXECUTIVE COMPENSATION AT TELUS

Defined contribution plans

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
(a)	(b)	(c)	(d)
Doug French	736,000	0	822,000

Additional credited pensionable service

The SRA permits TELUS to grant additional years of credited pensionable service. Our practice is to limit the years of employment upon which additional credited service is granted to five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement benefit or determining the benefit reduction on early retirement, and is not used for any other non-pension related items that might be dependent on service.

Our employment agreement with Darren provides for the accrual of two years of credited service under the SRA for each full year of employment, in the time period noted in the following table.

NEO	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011

The additional credited service accrued to December 31, 2023 is included in column (b) in the *Defined benefit plans* table on page 115.

Recognition of past service

Tony, Doug, Navin and Zainul are all members of the SRA (effective January 1, 2016 for Tony; January 1, 2017 for Doug; April 1, 2021 for Navin; and October 1, 2021 for Zainul). All four executives' past years of TELUS service were recognized under the SRA and are included in column (b) in the *Defined benefit plans* table on page 115.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 15 – Employee future benefits of the 2023 consolidated financial statements. Mortality rates after retirement are assumed to follow 80 per cent of the rates of the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) under the SRA are assumed to occur at a rate of 10 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, and any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises three parts:

- The interest on the accrued benefit obligation
- The change in accrued obligation due to the change in assumptions
- The employee contributions for the year.

Annual benefits payable

In the *Defined benefit plans* table on page 115, column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

116 • TELUS 2024 INFORMATION CIRCULAR

TELUS 2024 INFORMATION CIRCULAR • 117 EXECUTIVE COMPENSATION AT TELUS Sample pension benefit calculations The following table presents total annual retirement benefits, payable from both the registered pension plans and the SRA, assuming retirement at age 65 or over. 2023 pension plan table Years of service Remuneration ($) 10 15 20 25 30 500,000 100,000 150,000 200,000 250,000 300,000 600,000 120,000 180,000 240,000 300,000 360,000 700,000 140,000 210,000 280,000 350,000 420,000 800,000 160,000 240,000 320,000 400,000 480,000 900,000 180,000 270,000 360,000 450,000 540,000 1,000,000 200,000 300,000 400,000 500,000 600,000 1,100,000 220,000 330,000 440,000 550,000 660,000 1,200,000 240,000 360,000 480,000 600,000 720,000 1,300,000 260,000 390,000 520,000 650,000 780,000 1,400,000 280,000 420,000 560,000 700,000 840,000 1,500,000 300,000 450,000 600,000 750,000 900,000 1,600,000 320,000 480,000 640,000 800,000 960,000 1,700,000 340,000 510,000 680,000 850,000 1,020,000 1,800,000 360,000 540,000 720,000 900,000 1,080,000 1,900,000 380,000 570,000 760,000 950,000 1,140,000 2,000,000 400,000 600,000 800,000 1,000,000 1,200,000 2,100,000 420,000 630,000 840,000 1,050,000 1,260,000 2,200,000 440,000 660,000 880,000 1,100,000 1,320,000 2,300,000 460,000 690,000 920,000 1,150,000 1,380,000 2,400,000 480,000 720,000 960,000 1,200,000 1,440,000 • Compensation covered by the SRA for each of the participating NEOs is based on their respective salary shown in the Summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times base salary for all members except the CEO. • The benefits under the registered pension plans and the SRA are payable for a member’s lifetime, with 60 per cent benefit payable to the surviving spouse. • On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced. • The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments.

EXECUTIVE COMPENSATION AT TELUS

Employment agreements

TELUS has employment agreements with each active NEO for an indefinite term. Other than compensation, the agreements set out the following key provisions (as at December 31, 2023).

Benefits upon termination of employment or change of control

An executive's employment may be terminated by any of the following means: resignation by the executive, termination by TELUS with just cause, termination by TELUS without just cause, retirement of the executive, disability or death of the executive.

Reflective of Darren's commitment to the long-term success of TELUS, Darren voluntarily relinquished the modified single trigger change of control benefits under his employment agreement, eliminating TELUS' only remaining legacy single trigger employment agreement provision.

The following table summarizes the treatment of our executive compensation program components under various termination scenarios and also a change of control, and where applicable, the incremental payment or benefit to NEOs under such a termination event. The entitlements are set out in each NEO's employment agreement and/or in Performance Share Unit Plan (PSU Plan) and Restricted Share Unit Plan (RSU Plan) documents.

	Annual cash (severance)		Medium-term incentives	Long-term incentives	
	Base salary	Bonus	EPSUs and MPSUs	RSUs[1]	Benefits and continued pension accrual
Resignation	Salary ceases[2]	Forfeited	Vested EPSUs and MPSUs are paid within 60 days; unvested EPSUs and MPSUs are forfeited immediately	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination with just cause	Salary ceases	Forfeited	Vested and unvested EPSUs and MPSUs are forfeited immediately	Vested and unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination without just cause	Entitled to 18 months of salary (three months for CEO) payable within 30 days of termination	Entitled to 50 per cent of base salary for 18 months in lieu of annual performance bonus (87.5 per cent of base salary for three months for CEO), payable within 30 days of termination	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits provided for 18 months (three months for CEO)[4]. Continued accrual of pensionable service other than under registered pension plans
Retirement	Salary ceases	Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of retirement (50 per cent of base salary; 87.5 per cent for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[5]
Disability	Entitled to base salary for 18 months (24 months for CEO) plus any performance bonus that would have become payable during that period, subject to proration for any period in which disability or other employment income is received		Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[6]

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TELUS 2024 INFORMATION CIRCULAR • 119 EXECUTIVE COMPENSATION AT TELUS Annual cash (severance) Medium-term incentives Long-term incentives Benefits and continued Base salary Bonus EPSUs and MPSUs RSUs1 pension accrual Resignation Salary ceases2 Forfeited Vested EPSUs and MPSUs are paid within 60 days; unvested EPSUs and MPSUs are forfeited immediately Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately Benefits and pension accrual cease Termination with just cause Salary ceases Forfeited Vested and unvested EPSUs and MPSUs are forfeited immediately Vested and unvested RSUs are forfeited immediately Benefits and pension accrual cease Termination without just cause Entitled to 18 months of salary (three months for CEO) payable within 30 days of termination Entitled to 50 per cent of base salary for 18 months in lieu of annual performance bonus (87.5 per cent of base salary for three months for CEO), payable within 30 days of termination Vested and unvested EPSUs and MPSUs are paid within 60 days3 Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately Benefits provided for 18 months (three months for CEO)4. Continued accrual of pensionable service other than under registered pension plans Retirement Salary ceases Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of retirement (50 per cent of base salary; 87.5 per cent for CEO) Vested and unvested EPSUs and MPSUs are paid within 60 days3 Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date3 Benefits and pension accrual cease5 Disability Entitled to base salary for 18 months (24 months for CEO) plus any performance bonus that would have become payable during that period, subject to proration for any period in which disability or other employment income is received Vested and unvested EPSUs and MPSUs are paid within 60 days3 Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date3 Benefits and pension accrual cease6 Benefits upon termination of employment or change of control (continued) Annual cash (severance) Medium-term incentives Long-term incentives Benefits and continued Base salary Bonus EPSUs and MPSUs RSUs1 pension accrual Death Salary ceases Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of death (50 per cent of base salary; 87.5 per cent for CEO) Vested and unvested EPSUs and MPSUs are paid within 60 days3 Vested and unvested RSUs are paid within 60 days; payout at 100 per cent of target for performance-contingent RSUs3 Benefits and pension accrual cease7 Change of control8 Salary ceases Forfeited Unvested EPSUs vest immediately Unvested RSUs vest immediately Benefits and pension accrual cease 1 Only RSUs are listed under long-term incentives, as NEOs do not currently hold any outstanding options. 2 An executive is required to give TELUS three months’ prior notice of resignation. TELUS may terminate employment before the expiry of the notice period, in which case the executive is entitled to base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period. 3 If termination without just cause, retirement, disability or death occurs on or after the last day of the year, the executive is entitled to an amount in respect of EPSUs, MPSUs and RSUs for that year. 4 Benefit continuation includes: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan (35 per cent prior to July 27, 2023 and 30 per cent thereafter, up to a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and their family, and use of a leased vehicle (monthly car allowance for CEO). 5 The executive would be entitled to retirement benefits, if any, in accordance with the terms of their pension arrangements and any other TELUS policies or programs that are applicable to the executive as a retired employee in effect at the time of their retirement. 6 The executive would be entitled to disability benefits, if any, in accordance with TELUS policies or programs that are applicable to the executive in effect at the date of their termination by reason of disability. 7 The executive’s estate is entitled to any benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans. 8 No incremental amount is payable solely on a change of control. Except for Darren, the NEOs’ employment agreements do not contain any change of control provisions. Darren’s agreement contains a double-trigger change of control provision, entitling him to 24 months’ severance and two times his annual performance bonus target if the provision is triggered due to there being Good Reason within 12 months after the date of a change of control. Unvested options, EPSUs and RSUs may, at the Board’s discretion, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without just cause within two years following a change of control (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent). Confidentiality and non-compete Each NEO’s employment agreement contains a prohibition on the improper disclosure and use of confidential information and a one-year non-competition restriction after termination, except for Darren’s agreement, which contains a two-year non-competition restriction after termination. Payments and benefits as described in the table on pages 118 to 119 are subject to each NEO’s compliance with post-employment obligations as stated in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in any entitlements to compensation that has not yet been paid or provided under their employment agreement being immediately terminated, except and only to the extent that compensation is owing under the Canada Labour Code. Change of control The Management Option Plan, PSU Plan and RSU Plan contain change of control provisions that are applicable to all TELUS team members, including the NEOs. A change of control is defined in those plans as follows: • Any person or persons acting in concert acquire more than 50 per cent of the value of TELUS’ consolidated assets • A formal take-over bid is made for TELUS shares • Any person or persons acting in concert acquire more than 35 per cent of TELUS shares • Any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction resulting in TELUS shareholders prior to the transaction collectively holding less than 50 per cent of the voting securities of the continuing entity, or • In connection with any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction, the Board passes a resolution confirming that a change of control has occurred.

EXECUTIVE COMPENSATION AT TELUS

Calculation of termination benefits

In accordance with compensation treatments under the various termination scenarios outlined on pages 118 to 119, the following table presents the potential incremental amounts that may be payable to each active NEO, assuming a termination date of December 31, 2023 (and based on a closing share price of $23.58). The amounts that would actually be paid to an NEO can only be determined at the time of an actual termination event and could vary from the amount listed in this table.

	Annual cash		Medium-term incentives	Long-term incentives			
($)	Base salary	Bonus	EPSUs	RSUs	Benefits	Continued pension accrual	Total
Darren Entwistle – President and CEO							
Resignation	–	–	–	11,875,548[1]	–	–	**11,875,548**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (3 months)	400,000	350,000	–	11,875,548[1]	83,458	290,000	**12,999,006**
Retirement	–	1,400,000	–	11,875,548	–	–	**13,275,548**
Disability (24 months)	3,200,000	2,800,000	–	11,875,548	–	–	**17,875,548**
Death[2]	–	1,400,000	–	23,751,096	–	–	**25,151,096**
Change of control[3]	3,200,000	2,800,000	–	23,751,096	–	–	**29,751,096**
Doug French – EVP and CFO							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	1,200,000	600,000	320,358	–	206,036	708,000	**3,034,394**
Retirement	–	400,000	320,358	2,651,123	–	–	**3,371,481**
Disability (18 months)	1,200,000	600,000	320,358	2,651,123	–	–	**4,771,481**
Death[2]	–	400,000	320,358	5,302,246	–	–	**6,022,604**
Change of control[3]	–	–	320,358	5,302,246	–	–	**5,622,604**
Tony Geheran – EVP and Chief Operations Officer							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	1,200,000	600,000	319,910	–	174,829	679,000	**2,973,739**
Retirement	–	400,000	319,910	2,651,135	–	–	**3,371,045**
Disability (18 months)	1,200,000	600,000	319,910	2,651,135	–	–	**4,771,045**
Death[2]	–	400,000	319,910	5,302,270	–	–	**6,022,180**
Change of control[3]	–	–	319,910	5,302,270	–	–	**5,622,180**
Navin Arora – EVP and President, Business Solutions							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	1,125,000	562,500	458,466	–	212,565	620,000	**2,978,531**
Retirement	–	375,000	458,466	2,610,660	–	–	**3,444,126**
Disability (18 months)	1,125,000	562,500	458,466	2,610,660	–	–	**4,756,626**
Death[2]	–	375,000	458,466	5,221,319	–	–	**6,054,785**
Change of control[3]	–	–	458,466	5,221,319	–	–	**5,679,785**
Zainul Mawji – EVP and President, Consumer Solutions							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	1,125,000	562,500	509,635	–	224,046	573,000	**2,994,181**
Retirement	–	375,000	509,635	2,610,660	–	–	**3,495,295**
Disability (18 months)	1,125,000	562,500	509,635	2,610,660	–	–	**4,807,795**
Death[2]	–	375,000	509,635	5,221,319	–	–	**6,105,954**
Change of control[3]	–	–	509,635	5,221,319	–	–	**5,730,954**

1 Upon resignation or termination without just cause, Darren is entitled to retirement treatment for his LTI. In these cases, all outstanding time-vested RSUs will be paid within 60 days of termination; outstanding performance-contingent RSUs will be paid following the valuation date in accordance with the plan and the original vesting schedule.

2 Payable values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested upon death as of December 31, 2023.

3 Payable values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested upon a change of control as of December 31, 2023. For Darren, payable values assume his employment terminates with Good Reason on or before a date that is 12 months after the date of a change of control, which entitles him to 24 months' severance and two times his annual performance bonus target.

120 • TELUS 2024 INFORMATION CIRCULAR

TELUS 2024 INFORMATION CIRCULAR • 121 EXECUTIVE COMPENSATION AT TELUS TELUS equity compensation plans Name Type of plan New equity grants being issued TELUS securities issuable from treasury Equity-based compensation Other TELUS Management Share Option Plan (Management Option Plan) X Yes Yes Directors Deferred Share Unit Plan (DSU Plan) X Yes Yes Performance Share Unit Plan (PSU Plan) X Yes Yes Restricted Share Unit Plan (RSU Plan) X Yes Yes The Company has a number of equity compensation plans that fall within the Toronto Stock Exchange’s (TSX’s) definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables that highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables. TELUS equity-based plans at a glance The following table provides information as at December 31, 2023 on the shares of the Company authorized for issuance under the Management Option Plan, DSU Plan, PSU Plan and RSU Plan, which are currently TELUS’ only equity compensation plans (security-based compensation arrangements under the TSX rules). As at December 31, 2023, the dilution, as a result of total share option reserves, was approximately 4.01 per cent of all outstanding shares. Plan category Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A Weighted-average exercise price of outstanding options, warrants and rights ($) B Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#) C Equity compensation plans approved by security holders 10,080,255 $22.351 48,817,346 1 Applies to options under the Management Option Plan only.

122 • TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR TELUS EQUITY COMPENSATION PLANS 122 • TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR TELUS Management Share Option Plan The Management Option Plan is the only equity compensation plan of the Company under which TELUS may grant options. Management Option Plan at a glance Term Description Participants Eligible employees (primarily officers, senior managers and key management employees) as determined by the People, Culture and Compensation Committee (People Committee) Term Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period Expiry Unless otherwise determined by the People Committee, options will expire upon the earliest of: • Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested) • Ninety days after termination of employment without just cause for vested options • Termination of employment without just cause for unvested options • Termination of employment of the participant for just cause, for all options (vested and unvested) • Twelve months after the death of a participant, for options that have vested on death or are scheduled to vest within 12 months of death; any unvested options after this time period are forfeited • The end of the option term (applies to retirement and termination due to disability) Vesting To be determined at the time of grant. Since 2003, most grants cliff-vest after three years from the grant date Exercise price Arithmetic average of the daily weighted-average trading price of the underlying shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date Change of control Yes. See page 118 Clawback policy Options granted to the President and Chief Executive Officer (CEO) and any Executive Vice-presidents (EVPs), and any shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; but this applies only to options granted from and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 111 Assignability Not assignable Effect of a trading blackout period Options may not be exercised. If the option would expire during or within the nine business days following the end of a blackout period, the date on which the option expires or terminates is automatically extended to the end of the 10th business day following such period

TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR • 123 TELUS EQUITY COMPENSATION PLANS Management Option Plan at a glance (continued) Term Description Ownership restrictions • The total number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS security-based compensation arrangements (as defined by the TSX), cannot exceed five per cent of the issued and outstanding shares at the grant date of the option • The total number of shares issued to insiders within any one-year period, under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • A majority of options granted under this plan cannot be granted to insiders Total number of shares reserved for further options as of December 31, 2023 The Company currently has reserved 10,081,842 shares for further option grants, representing 0.69 per cent of the issued and outstanding shares as at December 31, 2023 Options outstanding as of December 31, 2023 1,778,901 Number of options held by officers as of December 31, 2023 0 Maximum number of shares issuable under the plan 11,860,743 representing 0.81 per cent of the issued and outstanding shares as at December 31, 2023 Annual burn rate 0.02 per cent for 2021, 0 per cent for 2022 and 0 per cent for 20231 1 The burn rate for options is calculated as: options granted in year/weighted average number of outstanding shares in the year. For 2021: 324,900/1,345,725,003 = 0.02%. For 2022: 0/1,396,047,582 = 0%. For 2023: 0/1,451,103,682 = 0%.

124 • TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR TELUS EQUITY COMPENSATION PLANS TELUS Directors Deferred Share Unit Plan The DSU Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our shareholders. The DSU Plan provides that a director may elect to receive their annual retainer and meeting fees in deferred share units (DSUs), shares or cash. DSUs entitle the directors to a specified number of shares or a cash payment based on the value of shares. In 2021, shareholders approved amendments to the DSU Plan made in 2020 to allow the Company to make payments for DSUs held by directors serving on the Board following the annual meeting of shareholders held in 2020 in the form of newly issued shares. DSU Plan at a glance1 Term Description Participants Non-employee directors Term DSUs do not have a fixed term Expiry DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the DSU Plan DSU payout amount Number of shares equal to the number of DSUs (where share-settled) or number of DSUs multiplied by the then applicable market price for shares, which is equal to the volume weighted average price per share at which the shares trade on the TSX as of the immediately preceding business day Vesting All DSUs vest upon grant Change of control No Grant price DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted-average trading price of shares on the business day prior to grant date Assignability Not assignable, other than by will or the laws of succession on devolution Effect of a trading blackout period If payment is scheduled to occur during a trading blackout period, then the payment will be deferred until the business day following the expiry of that blackout period Ownership restrictions • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further units as of December 31, 2023 The Company currently has reserved 386,630 shares for further grants of DSUs, representing 0.03 per cent of the issued and outstanding shares 1 Dividends are accrued on the units.

TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR • 125 TELUS EQUITY COMPENSATION PLANS DSU Plan at a glance1 (continued) Term Description Units that may be settled in newly issued shares outstanding as of December 31, 2023 878,950 DSUs outstanding, representing 0.06 per cent of the issued and outstanding shares Maximum number of shares issuable under the plan 1,265,580 shares, representing 0.09 per cent of the issued and outstanding shares Annual burn rate2 0.01 per cent for 2021, 0.01 per cent for 2022 and 0.01 per cent for 20232 1 Dividends are accrued on the units. 2 The burn rate for DSUs is calculated as: units granted in year/weighted average number of outstanding shares in the year. For 2021: 103,697/1,345,725,003 = 0.01%. For 2022: 103,156/1,396,047,582 = 0.01%. For 2023: 117,228/1,451,103,682 = 0.01%. Other features DSUs are credited with additional DSUs equivalent in value to the dividends paid on the shares. Amendment procedure Subject to any regulatory approval, the Board has the power under the DSU Plan to amend or terminate the DSU Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or to waive any conditions with respect to DSUs, to make any amendments for compliance with the American Jobs Creation Act of 2004 of the United States of America, including Section 409A of the United States Internal Revenue Code created thereunder, to make any change in the vesting provisions of any DSUs, or under the DSU Plan, to make any amendments required for favourable treatment under applicable tax laws, and to make any non-material amendment to the DSU Plan, such as housekeeping changes, clarifications, or other minor changes to the DSU Plan. All amendments to the DSU Plan must be in compliance with any applicable regulatory requirements. Shareholder approval is required for certain amendments: for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any material expansion of the type of awards available under the DSU Plan, any amendment to permit any transfer of awards other than by will or applicable laws, and any amendment to the amendment procedure of the DSU Plan. TELUS is seeking shareholder approval of an increase to the maximum number of shares reserved from 1,800,000 to 3,400,000.

126 • TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR TELUS EQUITY COMPENSATION PLANS PSU Plan at a glance1 Term Description Participants Members of the ELT as approved by the People Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO Vesting • EPSUs and MPSUs vest and become payable in equal annual instalments over a period of approximately three years, subject to permitted deferrals of scheduled vesting • All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year Change of control Yes. See below Clawback policy EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to EPSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 111 Payout amount Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date for MPSUs and 15 trading days before the vesting date for EPSUs Payment /termination Unless otherwise determined by the People Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested EPSUs and MPSUs are paid; all unvested EPSUs or MPSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested EPSUs and MPSUs are forfeited immediately • Sixty days after termination of employment without just cause – All vested and unvested EPSUs and MPSUs are paid • Sixty days after retirement or termination as a result of disability – All vested and unvested EPSUs and MPSUs are paid • Sixty days after the death of a participant – All vested and unvested EPSUs and MPSUs are paid • Within 30 days following the normal vesting date – All vested EPSUs and MPSUs are paid 1 Dividends are accrued on the units. Performance Share Unit Plan As noted on page 91, the PSU Plan is a medium-term incentive plan that grants awards of executive performance share units (EPSUs) and management performance share units (MPSUs) that are pegged to the value of the shares. The PSU Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of at-risk compensation to the share price and to promote the retention of executives. The PSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares from treasury. As a result of the 2:1 share split completed by the Company in March 2020, the number of shares reserved for issuance under the PSU Plan automatically increased from 2,400,000 to 4,800,000 in accordance with the PSU Plan terms. In May 2023, shareholders approved an increase to the maximum number of shares to be reserved for issuance from 4,800,000 to 8,800,000 under the PSU plan. When dividends on shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the shares, are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR • 127 TELUS EQUITY COMPENSATION PLANS PSU Plan at a glance1 (continued) Term Description Assignability Not assignable except to a beneficiary on death Effect of a trading blackout period If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant Ownership restrictions • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further units as of December 31, 2023 The Company currently has reserved 5,736,126 shares for further grants of EPSUs or MPSUs, representing 0.39 per cent of the issued and outstanding shares Units that may be settled in newly issued shares outstanding as of December 31, 2023 EPSUs and MPSUs for 406,285 shares, representing 0.03 per cent of the issued and outstanding shares Number of units that may be settled in newly issued shares held by officers as of December 31, 2023 EPSUs and MPSUs for 99,581 units or 24.51 per cent of the total number of units outstanding under this plan Maximum number of shares issuable under the plan as of December 31, 2023 6,142,411 representing 0.42 per cent of the issued and outstanding shares Annual burn rate 0.03 per cent for 2021, 0.03 per cent for 2022 and 0.03 per cent for 20232 1 Dividends are accrued on the units. 2 The burn rate for PSUs is calculated as: units granted in year/weighted average number of outstanding shares in the year. For 2021: 410,981/1,345,725,003 = 0.03%. For 2022: 358,281/1,396,047,582 = 0.03%. For 2023: 410,063/1,451,103,682 = 0.03%. Change of control The PSU Plan contains change of control provisions equivalent to those in the Management Option Plan. Vesting of EPSUs and MPSUs is subject to a double-trigger change of control provision, unless the Board decides to take another action, similar to that described for the Management Option Plan on page 122. Amendment procedure The Board, subject to any required regulatory approval, has the power to amend or discontinue the PSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any EPSUs and MPSUs, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of EPSUs or MPSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan.

128 • TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR TELUS EQUITY COMPENSATION PLANS Restricted Share Unit Plan As noted on page 92, the RSU Plan is a long-term incentive (LTI) plan that grants awards of restricted share units (RSUs), which are pegged to the value of the shares. The purpose of the RSU Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company. The RSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares from treasury. As a result of the 2:1 share split completed by the Company in March 2020, the number of shares reserved for issuance under the RSU Plan automatically increased from 10,000,000 to 20,000,000 in accordance with the RSU Plan terms. In May 2023, shareholders approved an increase to the maximum number of shares to be reserved for issuance from 20,000,000 to 49,000,000 under the RSU plan. When dividends on shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest. RSU Plan at a glance1 Term Description Participants Members of the executive management and other employees (primarily senior and key management), as approved by the People Committee or the CEO Vesting Typically, RSUs cliff-vest and become payable in the second year after the grant year Change of control Yes. See below Clawback policy RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to RSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 111 Payout amount • Time-vesting: Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date • Performance-contingent: 75 per cent weighted to total shareholder return compared to a peer group over a 33-month period and 25 per cent weighted to total customer connections measured annually over three equally weighted years (with payments that are capped at 200 per cent for each metric) Payment/termination Unless otherwise determined by the People Committee, payment (or forfeiture) occurs upon the earliest of: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested RSUs are paid; all unvested RSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested RSUs are forfeited immediately • Termination of employment without just cause – All vested RSUs are paid and all unvested RSUs are forfeited on the date of termination • Sixty days after retirement or termination as a result of disability – All vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date • Sixty days after the death of a participant – All vested and unvested RSUs are paid; payout ratio deemed at 100 per cent for performance-contingent RSUs • Within 30 days following the normal vesting date – All vested RSUs are paid Assignability Not assignable except to a beneficiary on death 1 Dividends are accrued on the units.

TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR • 129 TELUS EQUITY COMPENSATION PLANS RSU Plan at a glance1 (continued) Term Description Effect of a trading blackout period If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant Ownership restrictions • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further units as of December 31, 2023 The Company currently has reserved 32,612,748 shares for further grants of RSUs, representing 2.22 per cent of the issued and outstanding shares Units that may be settled in newly issued shares outstanding as of December 31, 2023 RSUs for 7,016,119 shares, representing 0.48 per cent of the issued and outstanding shares Number of units that may be settled in newly issued shares held by officers as of December 31, 2023 RSUs for 2,247,428 units or 32.03 per cent of the total number of units outstanding under this plan Maximum number of shares issuable under the plan as of December 31, 2023 39,628,867 representing 2.70 per cent of the issued and outstanding shares Annual burn rate 0.24 per cent for 2021; 0.23 per cent for 2022, and 0.28 per cent for 20232 1 Dividends are accrued on the units. 2 The burn rate for RSUs calculated as: units granted in year/weighted average number of outstanding shares in year. For 2021: 3,292,814/1,345,725,003 = 0.24% (if we assume that performance-contingent RSUs granted in 2021 instead vest based on our maximum multiplier of 200%, our burn rate for 2021 would increase to 0.30%). For 2022: 3,155,889/1,396,047,582 = 0.23% (if we assume that performance-contingent RSUs granted in 2022 instead vest based on our maximum multiplier of 200%, our burn rate for 2022 would increase to 0.27%). For 2023: 4,067,885/1,451,103,682 = 0.28% (if we assume that performance-contingent RSUs granted in 2023 instead vest based on our maximum multiplier of 200%, our burn rate for 2023 would increase to 0.34%). Change of control The RSU Plan contains change of control provisions equivalent to those in the Management Option Plan and PSU Plan. The default is a double-trigger change of control provision, similar to that described for the Management Option Plan on page 122. Amendment procedure The Board, subject to any required regulatory approval, has the power to amend or discontinue the RSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any RSU, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the RSU Plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of RSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan.

130 • TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR 1 Introduction The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees. 2 No Delegation 2.1 The Board may not delegate the following matters to any committee: a) The removal of a director from or the filling of a vacancy on the Board or any Board committee b) The issuance of securities except on the terms authorized by the directors c) The declaration of dividends d) The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors e) The appointment or removal of the CEO f) The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee g) The adoption, amendment or repeal of the charter documents of the Company, and h) Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole. 3 Board of Directors 3.1 Composition a) The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors. b) Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board. c) The Chair of the Board must be an Independent Director. If this is not desirable in the circumstances, a Lead Director who is also an Independent Director shall be appointed. 3.2 Meetings a) The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board’s meetings may be held in locations other than Vancouver or may be held via a Secured Facility. A “Secured Facility” includes a landline, telepresence facility at any of the Company’s offices, an approved secure video conference platform, or any other method of communication considered secure. b) The Chair, with the assistance of the Lead Director (if there is one), CEO and the Chief Legal and Governance Officer, will be responsible for the agenda for each Board meeting. c) The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. d) The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting. e) The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50% of the directors in office, and if not so set, is deemed to be a majority of the directors in office. f) To the extent possible, Board materials will be made available in electronic format. 3.3 Election or appointment of directors The Board, following a recommendation by the Corporate Governance Committee, will: a) Approve the management slate of nominees proposed for election at annual general meetings of the Company b) Approve candidates to fill any casual vacancy occurring on the Board, and c) Fix the number of directors as permitted by the Company’s charter documents. 3.4 Compensation and share ownership requirement Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company. 3.5 Committees of the Board The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference: a) Audit Committee – Appendix E b) Corporate Governance Committee – Appendix F c) People, Culture and Compensation Committee – Appendix G d) Pension Committee – Appendix H. The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors. Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors. Appendix A: Terms of reference for the Board of Directors

TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR • 131 APPENDIX A: TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS 4 Selection of Management 4.1 In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the People, Culture and Compensation Committee, approve the CEO’s compensation. 4.2 Upon considering the advice of the CEO and the recommendation of the People, Culture and Compensation Committee, the Board will approve the appointment of all members of Executive Management and any other appointed officers of the Company. 4.3 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company. 4.4 The Board is responsible for overseeing succession planning and will review and approve the succession plan for the CEO on an annual basis. 5 Strategy Determination 5.1 The Board will: a) Annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto b) Monitor and assess developments which may affect the Company’s strategic plan c) Evaluate and, as required, enhance the effectiveness of the strategic planning process, and d) Monitor the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals. 6 Material Transactions 6.1 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments. 7 Public Reporting 7.1 The Board is responsible for: a) Reviewing and approving financial reporting to shareholders, other security holders and regulators on a timely and regular basis b) Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements c) Reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company d) Reporting annually to shareholders on its stewardship for the preceding year e) Reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives, and f) Providing for measures that promote engagement with, and feedback from shareholders. 8 Risk Oversight and Management 8.1 The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company’s business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually: a) The Company’s risk management program, including risk appetite and integrated enterprise risk assessment b) The quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them, and c) The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles. 8.2 In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review. 8.3 The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems. 9 Procedures and Policies The Board will monitor compliance with all significant policies and procedures by which the Company is operated. 10 Legal Requirements 10.1 The Board will monitor compliance with all applicable laws and regulations. 11 Evaluation The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Chair and the Lead Director (if there is one), as provided in Appendix L – Board and Director Evaluation Process. References to appendices in Appendix B of this information circular relate to the TELUS Board Policy Manual, which can be found at telus.com/governance.

132 • TELUS 2024 INFORMATION CIRCULAR INFORMATION CIRCULAR INFORMATION CIRCULAR INFORMATION CIRCULAR Appendix B: Non-GAAP reconciliation Simple cash flow reconciliation ($ millions) Year ended December 31, 2023 Net income 867 Financing costs 1,273 Income taxes 222 Depreciation 2,514 Amortization of intangible assets 1,555 Restructuring and other costs 717 Other equity income related to real estate joint ventures 1 Adjusted EBITDA 7,149 Capital expenditures excluding real estate development (2,736) Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing (143) Other 120 Simple cash flow 4,390 This information circular reports a non-GAAP measure that is used for the purposes of TELUS’ executive compensation programs. As non-GAAP measures generally do not have a standardized meaning prescribed by IFRS-IASB, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Simple cash flow: This is a non-GAAP measure. Simple cash flow is calculated as Adjusted EBITDA less capital expenditures, the Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment® device financing, and other items. This measure is calculated at a consolidated level for the purposes of corporate scorecard evaluation and excludes one-time or unusual items that do not reflect our ongoing operations. The most directly comparable financial measure that is disclosed in the primary financial statements is Net income. Simple cash flow should not be considered as an alternative to Net income in measuring TELUS’ performance.

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